FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For September 1 to 30, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: September 30, 2002

By:

Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave Adds New Features to Enhance Wide-area Ethernet Platform Service

-- Enhancing Customer Support through "Network Monitoring" and "Managed Router" services --

TOKYO, September 25, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), announced today that it will add new features to its flagship, Wide-area Ethernet Platform service. The new "Network Monitoring Service" and "Managed Router Service" will be implemented as of October 1, 2002.

"We have developed and will implement these new value-added features based on our experience in operating our Wide-area Ethernet Platform service, which we believe was the first service of its kind in the world when launched in October 1999. These new features provide for greater operational ease and allow customers to more easily construct and operate their corporate private networks in a more cost-effective manner," said Akio Onishi, CEO of Crosswave. "We continue to anticipate the changing businesses of our corporate and enterprise clients and develop and refine our service offerings to ensure we meet and exceed their needs."

Network Monitoring Service

The "Network Monitoring Service" is available to Crosswave's Wide-area Ethernet Platform service customers and provides uninterrupted monitoring of the operating status of network equipment installed at the user's facilities.

Monitoring and Reporting	- Monitors operating status of network equipment 24 hours a day, 365 days a year. - Reports equipment failures whenever detected, to the contact point specified by the user via telephone, facsimile or email.
Monitored Equipment	- Network equipment, such as routers, connected to terminal devices operating on the Wide-area Ethernet Platform.
Service Charges	- Initial Setup Fee: 35,000 yen per contract - Monthly Fees: Monthly fees are comprised of the total of items 1 and 2 below. 1.Monthly basic fee: 50,000 yen per contract 2.Monthly node fee: 4,000 yen per monitored device

The Network Monitoring Service provides customers with a timely, accurate, and cost-effective method for the detection and diagnosis of equipment failure.

Managed Router Service

The "Managed Router Service" offers customers of Crosswave's Wide-area Ethernet Platform service an even wider range of support in network operations than the "Network Monitoring Service." Through this service, customers can rent their network routers from Crosswave while also outsourcing operations to Crosswave.

Service Description	- Rent out routers to connect to Wide-area Ethernet Platform service. - Operation and maintenance of rented routers, including network design, configuration, maintenance, operation, and monitoring, as well as service for equipment failures.
Service Charges	- Initial Setup Fee: 60,000 yen per contract* and up - Monthly Fees: 18,000 yen per contract* and up *These charges apply to customers using "SEIL neu" series routers made by Internet Initiative Japan Inc.

Crosswave's "Managed Router Service", will enable customers who previously leased routers individually from each vendor and had separate contracts with systems integrators for network configuration, maintenance, and operation, to enjoy a "one-stop" solution offered by Crosswave.

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581 E-mail: ir@cwc.co.jp URL: http://www.cwc.co.jp/

###

EXHIBIT 2

CROSSWAVE

For Immediate Release

Crosswave Adds New Features to High-Speed Backbone Service

-- Gigabit Ethernet interface offered nationwide --

TOKYO, September 26, 2002 -- Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), announced today that as of October 1, 2002, it will add new features to its High-speed Backbone service that connect over Gigabit Ethernet interface. The Company will initially start with bandwidths of 150Mbps and 600Mbps and will gradually expand the bandwidth lineup. The service area of the Gigabit Ethernet interface is available nationwide from any Crosswave access point throughout Japan over 1000 Base-LX and 1000 Base-SX interfaces.

"With the addition of this new service, our customers will now have the option of utilizing Gigabit Ethernet interface-compliant equipment when using our High-Speed Backbone service featuring SONET technology for the ultimate in fast and reliable connectivity," said Akio Onishi, CEO of Crosswave. "A choice of bandwidths also enables customers to design and configure their networks to upgrade bandwidths while at the same time creating cost benefits. As a trailblazer of Ethernet services, we will continue to develop and provide the latest technology and will aim to continue to exceed customers' needs."

Service Charges (in yen per month)

	Bandwidth /Distance	Basic Service Charge		
		Up to 200 km	Up to 600 km	Over 600 km
High-Speed Backbone Service 1000 BASE-LX/SX	150Mbps	2.95 million	4.2 million	6.5 million
	600Mbps	5.7 million	8.2 million	16.2 million

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581 E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

<Attachment>



Previously
Network Equipment at Customers' Premises
Dedicated Line Service
IF 150M
IF 150M
Bandwidth 150M
Change IF Card
Upgrade
IF 600M
IF 600M
Bandwidth 600M
Change IF Card
IF GbE
IF GbE
Bandwidth 1G
After introduction of the new features
Network Equipment at Customers' Premises
Dedicated Line Service
IF GbE
Bandwidth 150M
Upgrade
IF GbE
IF GbE
Bandwidth 600M
No need to change IFCard
IF GbE
Bandwidth 1G

Customers' choice of equipment such as routers are limited to expensive routers that can support 150M/600M Interface. Therefore customers need to change Interface Card whenever they upgrade the bandwidth

Customers can select equipment from wider choices because L3 switches, which do not support 150M/600M Interface, are also available. Therefore customers need not change IF card despite they upgrade bandwidth.

###

EXHIBIT 3

Shaping the future

Annual Report 2002
for the year ended March 31, 2002

CROSSWAVE
COMMUNICATIONS

CWCI
NASDAQ
LISTED

Contents

CROSSWAVE
COMMUNICATIONS

In October 1998, Crosswave Communications Inc. was founded as the first telecommunications company in Japan with a nationwide network dedicated to data traffic. At that time, with the Internet undergoing explosive growth and data communications demand showing signs of rapid expansion, the existing communications infrastructure in Japan did not offer optimal solutions to large-volume data communications needs. Crosswave's major shareholders —Internet Initiative Japan Inc. (IIJ), Sony Corporation, and Toyota Motor Corporation—clearly recognized the future potential of the data communications market. From the perspective of large-scale users of data communications services, they established Crosswave as Japan's only telecommunications company with a network designed solely for data communications and a business concept that differed completely from the legacy telephony-based carriers.

Shaping the future

Crosswave complemented its data-dedicated network with the development of original, ground-breaking broadband data communications services in Japan. These include our Wide-area Ethernet Platform Service, which provides a platform-type, high-speed communications network. This innovative multipoint-to-multipoint service is different from traditional services, which are based on point-to-point, complicated mesh-type systems, and, as a new type of data communications service that facilitates the construction of private networks for corporate customers, it has driven the formation of a new market in Japan.

In the four years since its founding, the Company has made strong progress in launching innovative services and building a robust operational foundation. That progress can be seen in the successful establishment of a new domestic market. As was expected when the Company was founded, Japan's data communications market has continued to post dramatic growth. Accompanying that growth, needs for our Wide-area Ethernet Platform Service and our other data communications services have steadily increased. And as we have met those needs, we have built a solid market presence.

In the years ahead, Crosswave will continue to take a pioneering role in offering customers advanced new services as we strive to help to shape the future of high-speed data communications in Japan.

Crosswave at a Glance

HISTORY

Crosswave Communications Inc. is the first telecommunications carrier in Japan to develop a nationwide fiber optic network dedicated exclusively to data communications. Established by IIJ, Sony and Toyota in October 1998, Crosswave has worked to provide high-speed, cost-effective, end-to-end data communications services for the Japanese market. Since beginning operations in May 1999, Crosswave made its initial public offering on the NASDAQ National Market in August 2000 (NASDAQ:CWCI) and has continued to grow both in terms of infrastructure development and service offerings. Crosswave's multi-site data centers are now in operation in seven locations in Japan and are directly connected to Crosswave's nationwide network. As symbolized by the Company's core service, Wide-area Ethernet Platform service, Crosswave has developed and expanded various service lineups to promote Japan's broadband era. In terms of financing, Crosswave entered into a syndicated financing facilities agreement in May 2002 with four Japanese commercial banks for the total amount of ¥20 billion.

Principal Shareholders
(percentage held as of March 31, 2002):

IIJ	37.9%
Sony	23.9
Toyota	23.9

October 1998	Established by IIJ, Sony, and Toyota
May 1999	Launch of "High-Speed Backbone Service" with Japan's first 600Mbps service
October 1999	Launch of "Wide-area Ethernet Platform Service"
November 1999	Completion of Nationwide Network Expansion
April 2000	Launch of Data Center service in Tokyo and Osaka
August 2000	IPO and listing on NASDAQ ("CWCI")
August 2000	Establishment of Crosswave Facilities Inc. and Crosswave Services Inc.
September 2000	Launch of Japan-U.S. International Operation
September 2000	Establishment of Crosswave Communications America, Inc.
November 2000	Launch of operations of Nagoya, Sapporo, and Fukuoka Data Centers
November 2000	Inauguration of Dial-up Port Service
December 2000	Launch of operations of Sendai Data Center
July 2001	Launch of "Metro Wave service," an end-to-end broadband multi-interface service for metropolitan areas
October 2001	Launch of operations of Kyoto Data Center
October 2001	Expansion of lineups for Wide-area Ethernet Platform Service by adding Internet Solutions "Wide-area Ethernet Platform External Connectivity / Internet Service"
April 2002	Launch of "Gigabit Ethernet Backbone Service"
April 2002	Expansion of lineups for Wide-area Ethernet Platform service "IP Routing Port Service."
May 2002	Close of ¥20 billion Syndicated Financing Facilities Agreement
June 2002	Launch of "Wide-area IP Platform Service" targeting customers with multiple locations
July 2002	Announcement that IIJ Group to discuss possible integration of operations with PoweredCom

ORIGIN ENERGY LIMITED
ABN 30 000 051 696
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 9220 6400
Facsimile (02) 9235 1661

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Origin Energy Limited ('the company') will be held in the Savoy Ballroom of the Grand Hyatt Hotel, 123 Collins Street, Melbourne, Victoria at 10.30am on Thursday, 17 October 2002.

ORDINARY BUSINESS

1. To receive and consider the statements of financial position and statements of financial performance of the company and the entities it controlled during the year for the year ended 30 June 2002 and the reports of the Directors and Auditors thereon.
2. To elect Directors

   Colin B Carter and Trevor Bourne, retire by rotation and, being eligible, offer themselves for election.

   Details of their qualifications and experience are set out in the Explanatory Notes below .

By order of the Board

W M Hundy
Secretary
Sydney, 9 September 2002

Notes
(i) Pursuant to section 1074E of the Corporations Act, the company has determined that for the purpose of the meeting, all shares in the company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Sydney time) on Tuesday, 15 October 2002.
(ii) A member has a right to appoint a proxy. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of the member's votes each proxy is entitled to exercise.
(iii) A proxy need not be a member of the company.
(iv) Details for completion and lodgement of proxies are on the reverse side of the Appointment of Proxy form. A proxy must be received by the company's share registry, ASX Perpetual Registrars Limited, by 10.30 am on Tuesday, 15 October 2002. A proxy may be mailed to ASX Perpetual Registrars Limited at Locked Bag A14, Sydney South NSW 1232, hand delivered to ASX Perpetual Registrars Limited at 580 George Street, Sydney NSW or sent by facsimile to ASX Perpetual Registrars Limited on (02) 8280 7646.

EXPLANATORY NOTES

RESOLUTION 2 – Candidates for Election as Directors

Colin B Carter

Mr Carter, 59, joined the Board in February 2000. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to that firm and is leading a global research project into corporate governance. Mr Carter is also a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games Pty Ltd and several not-for-profit organisations. He has a Commerce Degree and a Masters of Business Administration.

Trevor Bourne

Mr Bourne, 56, joined the Board in February 2000. He holds the position of Chief Executive Officer of Tenix Industries, Australia's largest defence and high technology contractor. Previously, he was the Managing Director of Brambles Australia where he also held a number of directorships in various Brambles subsidiaries and joint ventures. Mr Bourne has a Mechanical Engineering Degree (with Merit) and a Masters of Business Administration.

Origin energy

ORIGIN ENERGY LIMITED
ABN 30 000 051 696
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 9220 6400
Facsimile (02) 9235 1661

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of Origin Energy Limited ('the company') will be held in the Savoy Ballroom of the Grand Hyatt Hotel, 123 Collins Street, Melbourne, Victoria at 10.30am on Thursday, 17 October 2002.

ORDINARY BUSINESS

1. To receive and consider the statements of financial position and statements of financial performance of the company and the entities it controlled during the year for the year ended 30 June 2002 and the reports of the Directors and Auditors thereon.
2. To elect Directors

   Colin B Carter and Trevor Bourne, retire by rotation and, being eligible, offer themselves for election.

   Details of their qualifications and experience are set out in the Explanatory Notes below .

By order of the Board

W M Hundy
Secretary
Sydney, 9 September 2002

Notes
(i) Pursuant to section 1074E of the Corporations Act, the company has determined that for the purpose of the meeting, all shares in the company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Sydney time) on Tuesday, 15 October 2002.
(ii) A member has a right to appoint a proxy. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of the member's votes each proxy is entitled to exercise.
(iii) A proxy need not be a member of the company.
(iv) Details for completion and lodgement of proxies are on the reverse side of the Appointment of Proxy form. A proxy must be received by the company's share registry, ASX Perpetual Registrars Limited, by 10.30 am on Tuesday, 15 October 2002. A proxy may be mailed to ASX Perpetual Registrars Limited at Locked Bag A14, Sydney South NSW 1232, hand delivered to ASX Perpetual Registrars Limited at 580 George Street, Sydney NSW or sent by facsimile to ASX Perpetual Registrars Limited on (02) 8280 7646.

EXPLANATORY NOTES

RESOLUTION 2 – Candidates for Election as Directors

Colin B Carter

Mr Carter, 59, joined the Board in February 2000. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to that firm and is leading a global research project into corporate governance. Mr Carter is also a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games Pty Ltd and several not-for-profit organisations. He has a Commerce Degree and a Masters of Business Administration.

Trevor Bourne

Mr Bourne, 56, joined the Board in February 2000. He holds the position of Chief Executive Officer of Tenix Industries, Australia's largest defence and high technology contractor. Previously, he was the Managing Director of Brambles Australia where he also held a number of directorships in various Brambles subsidiaries and joint ventures. Mr Bourne has a Mechanical Engineering Degree (with Merit) and a Masters of Business Administration.


Delivering the goods.
This year's annual report demonstrates the power of a focused strategy, performance and growth.
Origin energy

OUR STRATEGIC FOCUS

Origin Energy owns, develops and procures energy and related products and services to provide customers with better choices to meet their energy needs.

We are committed to:

Delivering better returns to shareholders than comparable companies by ensuring existing businesses generate cash returns surplus to operating requirements and through our detailed understanding of the energy industry, identifying, analysing and investing in opportunities that create leverage and value across the energy supply chain.

Delivering better value to customers than competitors by accessing competitive sources of energy and incorporating these into products and services to provide customers with better choices to meet their energy needs.

Attracting and retaining the best team of people by encouraging their development and rewarding success.

Contributing to the sustainable development of our communities by developing and commercialising energy and related products and services that reduce the environmental and social impact of energy production and use.

OUR VALUES

We care about the impact of our operations and actions on shareholders, customers, fellow employees, the community and the environment.

We listen to the needs of others, knowing that an unfulfilled need creates the best opportunities.

We constantly learn and implement new and better ways of doing business by collecting, analysing and sharing information and ideas effectively.

We deliver as individuals and as a company on the commitments made in all areas of performance.

CONTENTS

FINANCIAL CALENDAR 02/03

24/9/02	Ex dividend trading commences
30/9/02	Record date for final dividend
17/10/02	Annual General Meeting
21/10/02	Final dividend paid
31/12/02	Half-year end
02/03	Half-year profit announcement
30/6/03	Financial year end

ORIGIN ENERGY LIMITED
ABN 30 000 051 696

PERFORMANCE AND GROWTH

In just over two years, Origin Energy's revenues have grown nearly 60%, profit after tax has increased 70%, operating cash flow has more than doubled and market capitalisation has increased threefold to over $2 billion.

REVENUES


1,530
1,687
2,437
'00
'01
'02

$2,437 million total revenue up 44%

EBITDA


271
305
405
'00
'01
'02

$404.6 million EBITDA up 33%

NET PROFIT AFTER TAX


75
98
129
'00
'01
'02

$128.7 million net profit after tax up 31%

EARNINGS PER SHARE


13
17
20
'00
'01
'02

Earnings per share 20.2 cents up 3.1 cents

CAPITAL EXPENDITURE


202
529
403
'00
'01
'02

Capital expenditure including acquisitions $403.2 million down 24%

NET DEBT/EQUITY


35
55
39
'00
'01
'02

Net debt to equity 39%, down from 55%

TOTAL EMPLOYEES


2,085
2,200
2,721
'00
'01
'02

Total employees 2,721 up 24%

LOST TIME INJURIES


6.7
4.9
3.0
'00
'01
'02

Lost Time Injury Frequency Rate improved to 3.0 per million hours worked

CHAIRMAN'S MESSAGE

In the past year Origin Energy's business strategy has established it as the leading integrated energy supplier in Australia. In a year of enormous change in the energy industry the performance of Origin is pleasing.

The company's net profit after tax increased by 31% to $128.7 million with earnings per share increasing 18% to 20.2 cents over an expanded capital base. Operating cash flow after tax increased 49% to $299 million demonstrating the underlying strength of Origin's businesses.

Origin's position has been further strengthened by a number of strategic and synergistic acquisitions during the year and continued expenditure on growth, requiring capital expenditure of $338 million. Of this, $148 million was spent on acquisitions and $190 million funded new projects. We believe that this growth program will deliver value to shareholders as the new projects come on stream.

The performance of our share price facilitated capital raisings of $123 million through a private placement in July 2001 and $74 million through a share purchase plan available to shareholders in September 2001. This was supported by the availability of debt financing with Origin having achieved a BBB+ credit rating by Standard & Poor's. This has enabled the company to refinance its existing borrowings through new facilities that will reduce interest costs and lengthen its debt maturity. As at 30 June 2002, Origin raised $180 million through the medium term note program and utilised $185 million of the commercial paper facility.

The additional capital and strong cash flow from the businesses have enabled the reduction of net debt from $727 million at 30 June 2001 to $633 million at 30 June 2002. Consequently the balance sheet has remained strong and net debt to equity has reduced to 39%. Interest cover remains robust at 5.4 times.

In addition to funding growth, the strong cash flow has enabled the payment of fully franked dividends for the year of five cents per share, 25% higher than the previous year. As the company is unlikely to be in a position to pay franked dividends for some years, the Board is reviewing its policy on distributions and will advise shareholders of the outcome of the review at the Annual General Meeting on 17 October 2002. Directors also decided in respect of the final dividend of 3 cents per share that a 5% discount will be applied to the Dividend Reinvestment Plan.

Corporate governance

The past year has seen considerable public debate and scrutiny of companies and their corporate governance, risk management and remuneration practices. We recognise that best practice corporate governance involves the delivery of superior operating performance while conforming to expected standards

Strong cash flow has funded growth and enabled the payment of fully franked dividends for the year of five cents per share, 25% higher than the previous year.

H KEVIN McCANN Chairman



of behaviour. In these important areas of concern, the Board has implemented policies and practices that ensure this is achieved.

During the year, the Board undertook a review of commodity risk management policies. This included the implementation of short-term and long-term risk limits for managing exposures arising from the purchase and sale of electricity and natural gas, oil and renewable energy credits; an assessment of contracting and risk management strategies; and a review of risk reporting and delegated authorities.

Origin's remuneration policies have always ensured the level of remuneration paid to senior management and employees is market-based to attract and retain valued people, and provide adequate incentives to deliver value for shareholders. This has included the issue of options which has formed part of the long-term incentives of senior executives. All options are issued at an exercise price that is equal to the market price at the time of approval and are subject to significant performance hurdles being achieved. These hurdles require the company's total shareholder returns to outperform a group of peer companies listed on the Australian Stock Exchange. They are very different from option schemes in the United States where there are no performance hurdles and the exercise price of the options are at a significant discount to the market price.

The Origin scheme has limited the number of options to less than 5% of the issued capital of the company and, at year end, options held by senior executives represented less than 2% of the issued capital. If the fair value of all options issued were expensed over the vesting period of the options, the charge against this year's reported profit would have been $1.2 million. More information on Origin's option plan can be found in the Directors' Report and in the Corporate Governance section in this Annual Report.

In view of the current debate on the appropriateness of options as a form of long-term compensation for executives, the Board is reviewing equity-based compensation and will suspend the future operation of the Senior Executive Option Plan pending this review. We will report to shareholders when the review is complete.

Looking ahead

Your Board and management remain committed to creating value for shareholders and will actively seek out opportunities across the energy industry that meet our investment criteria. The continued development of our upstream and coal seam gas interests and further growth opportunities in power generation and the retail energy markets will be sought where they add value for shareholders.

Origin has again finished the year in a strong position. Its performance over the past two years has been outstanding, and has been a credit to the efforts of management and all employees. The success, while pleasing, has created a greater challenge for the company to do better. I am certain the management team will rise to this challenge and we can expect an increase in profit next year.

In concluding, I would like to thank my fellow Directors who have contributed a great deal of time and the benefit of their experience and counsel pursuing a strategy that has delivered value to shareholders over a year of significant achievement.

H KEVIN McCANN
Chairman

CHARACTERISTICS OF THE AUSTRALIAN ENERGY SECTOR

The Australian energy market has changed dramatically since deregulation began in the mid 1990s and the demand for energy continues to grow.

A GROWING MARKET

- Growth in domestic demand for energy has averaged over 4% per annum over the last 20 years and has been maintained even through times of recession.
- End use sales of electricity, natural gas and LPG are approximately $25 billion per annum while sales of related products and services are estimated at a further $6.5 billion per annum.
- Growth in demand is expected to continue with ABARE predicting compound growth of 3.4% in natural gas demand and 2.3% in electricity demand over the next 20 years.

AUSTRALIAN END USE ENERGY SALES (PJe)
ELECTRICITY, NATURAL GAS AND LPG



PJe
1750
1500
1250
1000
750
500
250
0
-250
-500
GDP
7%
6
5
4
3
2
1
0
-1
-2
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
FINANCIAL YEAR ENDING 30 JUNE
ELECTRICITY
NATURAL GAS
LPG
GDP (YOY % CHANGE)

Source: ABARE, ABS.

A GROWING COMPANY

- In the three years to June 2003, Origin's revenue will have approximately doubled to exceed $3 billion.
- While Origin is one of the largest participants in the domestic energy market our share of sales is still less than 10%.
- Origin has been implementing strategies that have resulted in significant growth and expects to be able to continue this growth in the years ahead.

A CHANGING INDUSTRY

- The industry has separated into contestable and network segments with economic regulation limiting returns on network assets.
- By 2003, the majority of energy consumers will be able to choose their energy supplier.
- Large customers will increasingly contract with producers and generators.
- Commodity (price) and asset stranding risks have increased as market monopolies fade.
- Over $50 billion of energy assets have changed owners at least once since 1995.

STRUCTURE OF THE AUSTRALIAN GAS AND ELECTRICITY INDUSTRY



RENEWABLES
COAL AND OIL
GENERATION
WHOLESALE POOL
GAS PRODUCTION
ENERGY RETAILER
CONTESTABLE SEGMENT
REGULATED SEGMENT
ORIGIN ENERGY PARTICIPATION
RETAIL MARKET
PHYSICAL CONTRACTS
FINANCIAL CONTRACTS

The end use market for natural gas, LPG and electricity is over 1,600 PJe annually (or approx 450 TWhe). Revenue from these sales is approximately $25 billion.

OUR RESPONSE

- Focused primarily on contestable segments where there is greater potential for growth and higher returns.
- Developed skills and invested in areas so Origin can offer better choices of energy products and services than competitors.
- Positioned as both producer and retailer to maintain access to the entire market.
- Developed internal hedges and competitiveness of assets to reduce commodity and stranding risk.
- Maintained a strong financial position to allow opportunities to be taken as they arise.



[illegible] Managing Director

Since listing, Origin is one of the best performing companies when measured on the basis of Total Shareholder Return.

MANAGING DIRECTOR'S REVIEW

Origin's strategy is to pursue opportunities in those segments that are characterised by our ability to:

- develop sustainable competitive advantage;
- identify additional value through operational or strategic synergies;
- establish internal hedges against other exposures that reduce overall risk in the business; and
- access and use skills that will provide new opportunities for growth.

Origin also invests in and develops projects that leverage skills available in the company such as oil exploration and production, and that produce secure long-term cash flows such as investment in and management of energy infrastructure.

The major acquisitions and projects developed over the past two years demonstrate these required characteristics. For example:

- The acquisition and development of CSG interests in Queensland have established sustainable competitive advantage through the size and quality of CSG prospects available, the development of appropriate CSG technology leading to lower operating costs and the ability to more rapidly commercialise CSG through easier access to markets in which Origin already operates.
- Origin's long established position in the Bass, Otway and Perth Basins has resulted in access to the best prospects through a better understanding of the prospectivity of these basins. Commercialisation of resources in these basins is accelerated through Origin's position in retail markets.
- The acquisition of the Powercor and CitiPower electricity retail businesses has added new skills and opportunities for growth and created sustainable competitive advantage through increased scale resulting in a more competitive cost of service. It has also created long-term stable markets that facilitate development of gas resources such as BassGas and Thylacine/Geographe and further opportunities in power generation.
- The development of Quarantine Power Station provides markets for natural gas and an internal hedge against retail electricity exposure to volatility in electricity pool prices.
- The acquisition of a 50% interest in the South West Cogeneration Joint Venture in Western Australia leverages existing skills in gas fired generation, establishes another source of stable cash flow through the security of the project's power purchase agreements and provides a market for natural gas resources in the longer term.
- The SEA Gas pipeline project joint venture facilitates the development of gas resources in the Otway and Bass Basins, secures a competitive supply chain for the retail business and generation assets in South Australia, and will generate a stable return on investment through the cash flow from foundation customers on the pipeline.

May/June 2001 Thylacine and Geographe gas discoveries in the offshore Otway Basin.

Over 730 PJ of recoverable sales gas discovered off Victoria – Australia's largest gas market.

June 2001 Acquired the Powercor electricity retail business in Victoria.

Provided platform for dual fuel offerings, and increased customer numbers by 582,000 to 1.8 million.



August 2001 Beharra Springs North gas discovery and Hovea 1 oil discovery (October) in the Perth Basin, Western Australia.

The first commercial gas discovery since 1990 and first commercial oil discovery since 1966 in the Perth Basin.

By maintaining a strong strategic focus, Origin has been able to develop its business despite all the risks and uncertainties that have arisen through a period of major change in the energy industry.

While Origin's strategy always remains under review, the progress of the company to date shows that a continuation of the current strategy remains appropriate.

A 161% increase in Retail EBITDA drove improved financial performance

In last year's review, it was noted that while the company had invested significant capital in acquiring and developing its retail businesses, it was necessary to demonstrate that the retail strategy would deliver an adequate return.

One of the most pleasing aspects of this year's result has been the 161% increase in EBITDA from the Retail business to $173.5 million. The main reason for this increase was the full year contribution arising from the successful integration of Powercor's electricity retail business and a turnaround in the performance of the LPG business.

Exploration and Production EBITDA was down 7% to $186.2 million mainly reflecting reduced oil production following the sale of mature oilfields in the Eromanga Basin and lower oil prices. Generation EBITDA was up 22% to $30.4 million reflecting increased investment through acquisition and development of gas fired power plant.

Networks EBITDA was up 4% to $22.9 million mainly reflecting the increased investment in Envestra.

More detailed commentary on the performance of these businesses is included in the Operations Review.

Overall, our net profit after tax for the year increased 31% to $128.7 million. Operating cash flow after tax (OCAT) increased 49% to $299 million and the OCAT ratio[1] increased to 13.7%, well in excess of the company's cost of capital. Net debt to equity was 39% at year-end.

These measures demonstrate that the company has delivered improved financial performance and is in a strong financial position.

In addition to the business risks that most companies face – such as the level of economic activity and changes in interest rates and foreign exchange rates – Origin is also exposed to a number of industry specific risks. There are short-term risks such as movements in oil and LPG prices, wholesale electricity prices and variations in weather, as well as long-term risks such as changes in the structure of supply and demand.

These risks can affect both the profits and value of the business. Origin's strategy is designed to reduce exposure to these risks and their potential impact on profits and cash flow by developing internal hedges and, where appropriate, buying external hedges (for example, electricity and oil price hedges).


Origin shop
energy
Origin shop

November 2001 Victorian Gasmart energy appliance stores acquired.

Increased product offerings and street presence for Origin in Victoria.

December 2001 95 MW Quarantine Power Station in South Australia commences commercial operation.

Enhanced Origin's ability to supply growing peak electricity demand in South Australia.



1 Operating cash flow after tax (OCAT) over funds employed is the primary measure of financial performance in the company.

MANAGING DIRECTOR'S REVIEW

During the year, there were significant movements in electricity, oil and LPG prices at a wholesale level and the weather was mild in both winter and summer (which reduces demand for energy).

While this impacted on various segments of the business in a variety of ways, the company's overall financial performance was largely unaffected by these risks demonstrating that our strategy and approach to risk management is reducing earnings risk and contributing to improved financial performance.

There are good prospects for continued growth

The growth of the company over the last two years reflects the focus in prior years on identifying new opportunities for development or acquisition. While a number of these opportunities have been completed in the year just ended, there are a number of major opportunities still to be implemented or under development that will drive growth in the years ahead. These include:

- Integration of the recently acquired CitiPower electricity retail business through the current year will result in an increase to earnings in subsequent years.
- Completion of the BassGas Project with first commercial gas expected in late 2004.
- Completion of the SEA Gas pipeline project with first commercial gas delivered to Adelaide in early 2004.
- Development of the Thylacine and Geographe discoveries in the offshore Otway Basin with first gas from these fields expected in early 2006.
- Contracting and developing Oil Company of Australia's CSG assets in Queensland with increased production expected to begin in late 2004.
- Continuation of the exploration program in the Otway, Bass and Perth Basins, and in New Zealand.
- Development of additional opportunities in gas fired and renewable electricity generation.
- Continuing review of acquisition opportunities in the energy industry as it continues to consolidate.

People, health, safety and environment

During the year, employee numbers increased from 2,200 to 2,721 reflecting the growth in the business and, as a consequence, nearly 20% of employees have less than one year's service. In this circumstance, together with the significant challenge that the continued development of the company creates, it has been important to maintain an internal focus on employees, and their skills and familiarity with Origin's internal controls and procedures.

A measure of success in this regard is demonstrated through the continued focus on safety performance that has assisted in reducing the Lost Time Injury Frequency Rate by 39% from 4.9 to 3.0. There were no significant environmental incidents or breaches of environmental regulations that relate to the company's operations.

All employees with 12 months' service are eligible to become shareholders under the Employee Share Plan. In recognition of the financial performance of the company and the achievement of a significantly improved safety record over the past year, a further

February 2002 Major interests acquired in the Fairview and Durham coal seam gas (CSG) fields in central Queensland. (Further interests acquired in July 2002.)

Consolidated position as a leading CSG provider, and potential to supply eastern Australian gas markets.

April 2002 BassGas Project receives joint venture approval to proceed with the development of the Yolla gas field.

The project is expected to supply around 10% of the Victorian natural gas market over the next 15 years.

May 2002 Financial close of Victoria to South Australia SEA Gas pipeline, and construction to commence in October 2002.

Pipeline will link Origin's Bass and Otway gas fields to South Australia.

issue of shares to employees has been made under this Plan. Following this and prior share issues, the majority of employees are now shareholders in the company.

This is one of a number of ways of recognising and thanking employees for their continuing efforts and contribution to the success of the company.

Outlook

Despite investment in recent acquisitions, Origin maintains a conservatively geared balance sheet. This, combined with the company's strong cash flows, means that Origin is well placed to take advantage of emerging opportunities at a time when the energy industry is continuing to consolidate.

In the year ahead, Origin will build on its performance to date and continue to generate opportunities for growth.

The Retail business will benefit from the addition of the CitiPower electricity retail business, together with the impact of a full year contribution from increased tariffs for electricity and natural gas in Origin's existing operations. The cessation of profit retention by the Victorian Government should also add significantly to the bottom line for natural gas. Balancing these effects will be costs associated with the integration of CitiPower, higher depreciation charges associated with the new Full Retail Contestability-enabled systems, and higher operating costs associated with managing customer relationships and customer churn in the contestable environment.

Production volumes for gas in the Exploration and Production business are expected to be relatively constant, but oil production will decrease following the sale of oil assets in Queensland. The relative profit performance compared to the past year will therefore most likely depend on variations in the oil price. In the Generation business, any significant change in earnings will largely reflect the wholesale price of electricity.

Taking these factors into account, the consolidated outlook for the company is for an increase in profit in the coming financial year.

[signature]

GRANT KING Managing Director

[illegible] South West Cogeneration Joint Venture acquisition completed.

Origin's first major generation asset in Western Australia expands our contracted generation portfolio and complements Origin's upstream gas position in the Perth Basin.



July 2002 Acquired CitiPower retail business.

Increased customer base by [illegible] and added significantly to industrial and commercial customer base.

PEOPLE AND PERFORMANCE



EXPLORATION AND PRODUCTION

John Piper
Executive General Manager
Oil and Gas Production

Robbert Willink
General Manager
Exploration

KEY INDICATORS

	2002 $M	2001 $M	CHANGE %
REVENUE	287.0	278.8	3
EBITDA	186.2	201.3	-7
EBIT	104.4	122.1	-15
CAPEX	129.7	128.7	1
ASSETS	877.0	774.1	13

HIGHLIGHTS 2001/2002

- Completed the Environmental Impact and Effects Statements for the BassGas Project. A construction contractor was appointed, and a site for the onshore processing plant selected.
- Sold interest in the Eromanga Basin oilfields for $16.5 million.
- Acquired major strategic interests in the Fairview and Durham coal seam gas (CSG) projects and other exploration permits in the Bowen and Surat Basins.
- Commenced feasibility studies into the commercial development of the Thylacine/Geographe gas discoveries.
- In the onshore Perth Basin, the first commercial gas discovery since 1990 was made at Beharra Springs North 1 and the first commercial oil discovery since 1966 was made at Hovea 1.
- The first discovery of gas in Permian-aged High Cliff Sandstone was made at Hovea 2.
- New exploration holdings acquired in Taranaki Basin (New Zealand), Otway Basin and the Perth Basin.
- Participated in the drilling of 127 exploration, appraisal and development wells with a success rate of 84%.

FOCUS FOR 2002/2003

- Secure final environmental and joint venture approvals, and commence construction of the BassGas Project.
- Complete commercial feasibility studies, obtain environmental clearance and secure contracts for the Thylacine/Geographe gas fields.
- Prove up additional 2P reserves, secure new gas markets and commence development of recently acquired CSG areas.
- Secure markets for uncontracted Cooper Basin reserves.
- Develop recent oil and gas discoveries in Perth Basin.
- Continue to evaluate and secure additional exploration acreage necessary to deliver long-term growth.
- Participate in at least one offshore well in the Perth Basin and up to six onshore exploration wells in other greenfield areas.

RETAIL

Karen Moses
Executive General Manager
Wholesale and Trading

Peter Vines
Executive General Manager
Retail

KEY INDICATORS

	2002 $M	2001 $M	CHANGE %
REVENUE	1,938.9	1,233.6	57
EBITDA	173.5	66.5	161
EBIT	99.4	23.7	320
CAPEX	78.3	16.2	383
ASSETS	1,386.7	1,456.1	-5

HIGHLIGHTS 2001/2002

- Successfully integrated Powercor's electricity retail business.
- Customer numbers increased to 2.1 million representing a 20% market share in eastern Australian energy markets following the acquisition of the Powercor and CitiPower retail businesses.
- Successfully implemented process and system improvements to billing, trading and settlement systems for Full Retail Contestability (FRC).
- Acquired Gasmart appliance stores in Victoria.
- Achieved significant increase in unprompted brand awareness in newly competitive markets in Victoria.
- Restructured the LPG business resulting in a significant improvement in performance.
- Achieved significant reductions in the wholesale cost of electricity from the integration of the Powercor electricity portfolio and strengthened supplier relationships.
- Developed and implemented a Commodity Risk Management System to identify and manage commodity exposures.

FOCUS FOR 2002/2003

- Continue to improve customer service standards and performance.
- Implement initiatives to reduce the company's cost to serve.
- Prepare for, and successfully implement, FRC for natural gas customers in Victoria as well as electricity and natural gas customers in South Australia.
- Develop and implement marketing strategies to further develop the company's position in energy markets in eastern Australia.
- Continue to lift awareness of Origin's brand in markets that are soon to be contestable.
- Continue to deliver reliable and competitive commodity supply.

GENERATION

Andrew Stock
Executive General Manager
Generation

KEY INDICATORS

	2002 $M	2001 $M	CHANGE %
REVENUE	63.2	42.4	49
EBITDA	30.4	25.0	22
EBIT	15.8	17.2	-8
CAPEX	46.0	46.8	-2
ASSETS	279.0	173.8	61

HIGHLIGHTS 2001/2002

- Construction of the 95 MW Quarantine Power Station completed on time and under budget in December 2001.
- SEA Gas pipeline project approved to link Victorian gas supply to South Australia.
- Purchased a 50% interest in the 120 MW Worsley Cogeneration Plant.
- Contracts concluded for the design, construction, operation and maintenance of the Toowoomba and Baillie Henderson Hospitals' energy centres in Toowoomba.
- Established a new solar PV retail business. Origin is now one of Australia's leading providers of grid connected solar systems.

FOCUS FOR 2002/2003

- Secure competitive locations for further gas-fired generation plant.
- Construct the SEA Gas pipeline.
- Secure additional cogeneration projects utilising GGAP grant.
- Complete the Toowoomba Hospitals project.
- Develop a portfolio of wind generation assets.
- Progress solar PV research to the pilot development stage.

NETWORKS



Robert Tardif
General Manager
Asset Management

	2002 $M	2001 $M	CHANGE %
REVENUE	137.4	121.8	13
EBITDA	22.9	21.9	5
EBIT	20.4	19.9	3
CAPEX	0.7	0.5	40
ASSETS	175.7	176.5	-0.5

- Increased investment in Envestra by $15.2 million after acquiring additional stapled securities in February 2002.
- Over 22,000 new natural gas consumers connected to networks under management.
- 290 km of new mains laid and 140 km of mains replaced.
- Commenced process design and network systems development in preparation for FRC in Victoria.

- Maximise utilisation of networks under management through continued promotion of natural gas.
- Achieve further reductions in operating and capital costs.
- Expand asset management services to new customers.

CORPORATE



Bruce Beeren
Executive Director
Commercial

Frank Calabria
Chief Financial Officer

William Hundy
Company Secretary

John Hayward
General Manager
Human Resources, Health, Safety and Environment

Anthony Wood
General Manager
Public and Government Affairs

KEY INDICATORS

	2002 $M	2001 $M	CHANGE %
EBITDA	8.4	9.5	12
EBIT	9.3	9.6	3
CAPEX	0.4	6.7	94
ASSETS	50.5	70.6	28

HIGHLIGHTS 2001/2002

- Reviewed and renewed insurance policies within acceptable cost and risk.
- Institutional Placement raising $123 million in equity.
- Share Purchase Plan completed raising $74 million in September 2001.
- Assigned BBB+ rating from Standard & Poor's.
- Completed inaugural debt issuance program in April 2002 including a five-year medium term note program and the issue of commercial paper.
- Share Sale Facility implemented.
- Lost Time Injury Frequency Rate reduced from 4.9 to 3.0, an improvement of 39%.
- Employee numbers increased from 2,200 to 2,721.
- Completed transfer of superannuation funds from Boral Superannuation to equipsuper.
- Completed implementation of Employee Share Plan to include employees in New Zealand and the Pacific Islands.
- Plans were completed to remediate the former gas manufacturing site in Newstead, Brisbane.
- Sponsored the WWF, South Australian Museum and State Theatre companies.
- Developed two online education projects to assist the community manage energy costs in the home and to improve home safety.
- Significant participation in the development of State and Federal policies on energy, industry structure, competition and environment through more than 100 submissions and responses to government including a major submission to the COAG Energy Market Review.

FOCUS FOR 2002/2003

- Mitigate exposure to insurable risks.
- Ensure adequate facilities are in place to fund the company's continued development.
- Review and ensure appropriate internal controls are in place across the company.
- Maximise the value realised from non-core assets and investments.
- Identify and develop strategic investment opportunities.
- Further improve LTIFR to 2.5 but change focus of reporting to capture medical treatment injuries as well.
- Effectively integrate former CitiPower employees into the business.
- Commence remediation of the Newstead site with a view to completion by early 2004.
- Produce Origin's first sustainability report on the company's social, environmental and economic impacts.
- Continue to participate in the development of government policy and regulations that are relevant to ensuring a competitive and sustainable energy industry in Australia.

OPERATIONS REVIEW – Exploration and Production

Origin Energy and its 85% owned subsidiary, Oil Company of Australia (OCA), have exploration and production interests located close to gas markets in Victoria, Queensland, South Australia, Western Australia and New Zealand.

External sales revenue for the business decreased by 6% to $262.9 million due to reduced oil production following the sale of interests in the Eromanga Basin in October and lower oil prices.

EBITDA for the period was $186.2 million, down $15 million or 7.5% on the prior year amount of $201.3 million. EBIT decreased by $17.7 million to $104.4 million reflecting increased amortisation and depreciation.

Gas, condensate and ethane sales volumes increased from the Cooper Basin and the Denison Trough. Natural gas sales from coal seam gas (CSG) increased by 75% and sales from the onshore Otway Basin increased by 8%. These increases were offset by reduced natural gas sales from the Perth, Carnarvon and Surat Basins.

Oil production from the Cooper and Surat Basins was lower. Several oil fields in the Eromanga Basin of central Queensland were sold for $16.5 million resulting in a further decrease in oil production.

Significant progress was made during the year commercialising undeveloped gas reserves near existing markets. These included fields in the Bass and Otway Basins and the CSG fields in Queensland.

BassGas Project

The BassGas Project involves development of the Yolla gas field located 147 km off the southern coast of Victoria. The proposal includes an offshore platform, offshore and onshore gas pipelines, and an onshore gas plant. Origin's Retail group will purchase nearly all the sales gas produced.

This project will supply 20 PJ per annum, representing around 10% of Victoria's natural gas demand, for the next 15 years. Along with sales gas, the project will also produce 80,000 tonnes per annum of LPG and one million barrels per annum of condensate (a light oil) with first production scheduled for mid-2004. Construction will begin in November 2002 subject to final environmental and project design approvals.

Clough Engineering was appointed as the construction contractor in June. During the year, Origin acquired an additional 7.5% interest in the Yolla gas field bringing our total interest to 37.5%.

Coal Seam Gas

In the next decade, Australia's gas supplies will come from more diverse sources as traditional reserves in the Cooper and Gippsland Basins decline. A good example of a new and reliable source of supply is coal seam gas (CSG).

CSG is natural gas stored within coal seams and can be used in all natural gas appliances and commercial applications.

OCA has been developing the technology to extract the gas commercially and reliably over the past five years. Now the largest CSG producer in Australia, OCA produces in excess of 28 TJ per day or about 45% of Queensland's current CSG sales. In total, CSG now contributes over 20% of Queensland's gas supply.

This year, OCA acquired major interests in the Fairview and Durham CSG projects and in exploration permits over the Walloon coal measures of the Surat Basin in central Queensland. In July 2002, further equity interests were acquired giving OCA equity of 23.9% of the Fairview Field and 93.1% of the Durham Project.

In July 2002, OCA secured a 10-year agreement to supply up to 5.4 PJ per annum of CSG to Australian Magnesium Corporation (AMC). This is in addition to existing long-term contracts with BP and Energex.

2001/2002 Drilling Program and Results

AREA	EXPLORATION	APPRAISAL	DEVELOPMENT	TOTAL	SUCCESS RATE # OF WELLS	SUCCESS RATE %
Cooper	10	3	53	66	61	92
Denison	2	1	1	4	2	50
Surat	3	1	–	4	3	75
Eromanga	–	–	–	–		
CSG	1+2*	12	24+1*	40**	36	90
Onshore Otway	1	–	–	1		
Offshore Otway	1	1	–	2	1	50
Bass Basin	–	–	–	–		
Perth Basin	4+1*	–	–	5	3	60
Carnarvon	–	–	–	–		
New Zealand	2+1*	–	–	3		
US	2	–	–	2	1	50
Total	30	18	79	127	107	84

* Wells drilling at 30 June 2002.
** Includes one cored non-production well.

To meet these growing opportunities, OCA will now focus on further development of the Fairview and Durham projects as well as continued development of its foundation CSG projects in Peat and Moura.

Offshore Otway

The discoveries of the Geographe and Thylacine fields, in mid 2001, are a highly significant addition to south-eastern Australia's gas resources. The fields are about 55 and 70 km south of Port Campbell off the Victorian coast in water depths of 80 to 100 metres.

Scope for Recovery volumes are estimated at 730 PJe of gas and eight million barrels of condensate. Origin estimates its net recoverable share of these resources is 230 PJe. These reserves will be held in the Scope for Recovery category until the development concept for these fields is finalised.

In August 2002, Origin's co-venturer Woodside announced it had signed a conditional gas supply agreement for the sale of its gas, and Origin will ensure that its own equity share of gas is delivered to market. With about 80% of the gas from these discoveries now contracted, and with environmental studies already commenced, we are confident the offshore development required to bring these resources to market will be progressed quickly. The first delivery of gas to market is expected in 2006.

Perth Basin

Origin has been exploring in the Perth Basin for several years with the aim of finding more gas close to its existing Beharra Springs gas plant, so that we can continue to supply a competitive source of gas to customers in the south-west of Western Australia.

During the year, Origin drilled four exploration wells, which resulted in three significant discoveries including a new field gas discovery at Beharra Springs North 1, a new field oil discovery at Hovea 1, and a new field gas discovery at Hovea 2.

Beharra Springs North 1 has been connected to the gas plant and is delivering gas to existing markets. Production will be monitored over an extended period to determine the level of reserves being accessed by this well. Appraisal of the Hovea 1 oil pool and Hovea 2 gas pool will continue through late 2002 to determine the reserves attributable to these accumulations. Production from the Hovea oil field commenced in early 2002 but was suspended in the middle of the year to accommodate an appraisal-drilling program. Development of the field will proceed following the appraisal program and is expected to reach full production in 2003.

Denison Trough

In December, Origin implemented an innovative project to reduce greenhouse gas emissions by installing advanced flaring technology at OCA's gas processing facility at Yellowbank in the Denison Trough in western Queensland. The project will save more than 700,000 tonnes of greenhouse gas emissions and will generate Emission Reduction Units (ERUs) which Origin has contracted to sell to BP for its greenhouse-offset fuel, BP Ultimate.

PERFORMANCE BY ASSET	SALES VOLUMES (COMPARED TO PREVIOUS YEAR)	COMMENTS
Cooper (South Australia/Queensland)	48.2 PJe (47.6 PJe)	Drilled 68 exploration, appraisal and development wells. The Cooper Basin parties are negotiating with potential customers for supply of gas beyond 2004.
Surat (Queensland)	3.6 PJe (5.7 PJe)	Lower gas sales under contract coupled with increased gas into Newstead storage facility.
Denison Trough (Queensland)	8.3 PJe (8.1 PJe)	Queensland Alumina Limited (QAL) demand higher.
Moura (CSG) (Queensland)	2.7 PJe (2.4 PJe)	Increased sales into medium-term contract with Energex.
Peat (CSG) (Queensland)	5.2 PJe (2.2 PJe)	Full year of sales into long-term BP Clean Fuels Project contract.
Fairview (CSG) (Queensland)	0.1 PJe (nil)	Initial interest in Fairview acquired in mid-2001, and increased in February 2002 and July 2002.
Eromanga Oil (Queensland)	1.9 PJe (2.8 PJe)	Sale of Bodalla Block assets.
Port Campbell (Victoria)	0.4 PJe (0.7 PJe)	Lower gas sales following shut-in of Dunbar well.
Katnook/Ladbroke Grove (South Australia)	6.6 PJe (5.8 PJe)	Increased sales due to base loading of Ladbroke Grove Power Station.
Beharra Springs (Western Australia)	2.1 PJe (3.8 PJe)	Lower gas sales following completion of Alcoa contract. New gas contract with Alcoa commenced in May 2002.
Hovea (Western Australia)	0.1 PJe (nil)	Commenced production in February 2002. Shut-in in June 2002 during appraisal drilling. Full production expected in 2003.
Tubridgi (Western Australia)	7.2 PJe (7.6 PJe)	Lower gas sales following cessation of Atlinta contract.

OPERATIONS REVIEW – EXPLORATION AND PRODUCTION


Darwin
NT
QLD
WA
SA
NSW
VIC
TAS
Perth
Adelaide
Brisbane
Sydney
Melbourne
Hobart
Auckland
NEW ZEALAND
1
2
3
4
5
6
7
OERL Interests
OCA Interests
OERL and OCA Interests
Coal Seam Gas (OCA Interests)
Production Facilities
Proposed Processing Plants
Gas Pipeline
Potential Pipeline
Oil or Liquids Pipeline
Exploration Wells

Permit Listing	Origin Energy Interest / OCA Group Interest
ONSHORE SURAT BASIN (MAP 1)	
ATP 212P*	69.00% (Operator)
ATP 336P Waldegrave*	46.25%
ATP 470P Redcap*	90.00% (Operator)
ATP 471P Weribone	50.64% (Operator)
PL 21, PL 22, PL 27, PL 64	87.50% (Operator)
ATP 470P Rolston*	100.00% (Operator)
ATP 375P*	100.00% (Operator)
PL 14	100.00% (Operator)
PL 30	75.00% (Operator)
PL 11 Snake Creek	25.00%
ATP 692P	50.00% (Operator)
ATP 631P	78.64% (Operator)

*(and associated PLs)


1 SURAT/BOWEN BASIN
Rockhampton
Gladstone
Rolleston
Moura
Yellowbank
Fairview
Durham
Peat
Roma
Brisbane
QLD

ONSHORE BOWEN BASIN (MAP 1)	
ATP 337P, ATP 553P	50.00%
PL 41,42,43,44, 45,54, 67,173	50.00% (Operator)
ATP 525P	100.00% (Operator)
PL 101	100.00% (Operator)
ATP 564P	50.00% (Operator)
PL 94	100.00% (Operator)
ATP 584P*	86.78% (Operator)
ATP 592P*	86.78% (Operator)
ATP 606P	75.26% (Operator)
ATP 623P	78.64% (Operator)
ATP 680P	100.00% (Operator)
ATP 701P (Application)*	99.34% (Operator)
ATP 602P	100.00% (Operator)
ATP 526P*	23.93%
PL 90,91,92,99,100*	23.93%

*(Initial Interest)


2 OTWAY BASIN
Proposed SEA Gas Pipeline
Katnook
Mt Gambier
SA
Portland
VIC
Melbourne
Geographe
Thylacine
Proposed Bass Gas Pipeline
TAS

ONSHORE OTWAY BASIN (MAP 2)	
PEL 27	100.00% (Operator)
PEL 32, PPL 62, PPL 168	75.71% (Operator)
PEL 57	50.00% (Operator)
PEL 66	70.00% (Operator)
PEL 72	62.5% (Operator)
	Withdrew during year
PEL 83	60.00% (Operator)
PEP 150	50.00% (Operator)
PEP 152	50.51% (Operator)
PEP 159	50.00% (Operator)
PEP 160	40.00%
PPL 2 EX, PPL 8	100.00% (Operator)
OFFSHORE OTWAY BASIN (MAP 2)	
T/30P	30.00%
Vic/P43	30.00%
OFFSHORE BASS BASIN (MAP 2)	
T/RL1	37.5% (Operator)
T/18P	41.40% (Operator)

Reserves

Origin achieved a gross increase in 2P reserves of 248 PJe for the year. The company produced 83 PJe of gas and liquids, resulting in a reserves replacement ratio (reserves/production additions) of nearly 300%. The net increase in 2P reserves after accounting for sales was 17% from 975 PJe to 1,140 PJe.

When reporting both CSG and conventional petroleum deposits, Origin and OCA use the definitions of the Society of Petroleum Engineers and the Worldwide Petroleum Congress to provide consistency and reliability in the definition of reserves.

More information is required on the production characteristics of a reservoir for establishing CSG reserves than for conventional petroleum reserves. OCA therefore only includes reserves for CSG once the following critical data is acquired:

- An adequate well production history. Tests generally run from three to 12 months to provide the same level of confidence in predicting ultimate recovery per well that may be gained in conventional petroleum from a drill stem test run over a relatively short period.
- Gas content information obtained from coal cores or production data.
- Methane isotherms for assessing the gas holding capacity of the coal.
- Proximate analysis to identify coal properties such as ash content and moisture content. This is similar to parameters obtained in log analysis of conventional reservoirs.
- Consideration is given to the extent of adjacent undrilled portions of a reservoir that can be judged to be commercially productive. For proved reserves, the lateral extent is only one drilling space, while probable reserves may extend one to three drill spaces from the existing wells.

Origin Energy's Share of 2P Reserves

	SALES GAS PJ	LPG KT	CONDENSATE KBBL	CRUDE OIL KBBL	TOTAL PJe
2P at 30 June 2001	826	1,105	11,655	5,427	975
Additions and revisions	220	89	528	3,519	248
Production	73	74	668	563	83
2P at 30 June 2002	973	1,120	11,515	8,383	1,140
% of reserves	85%	5%	5%	5%	100%
BY BASIN/ASSET					
Cooper/Eromanga Basin	435	713	5,898	3,261	520
Western Australian Basins	21	–	26	4,985	50
Central Queensland Basins*	88	27	228	137	92
Otway and Bass Basins	133	380	5,363	–	181
Coal seam gas	296	–	–	–	296

*Excludes coal seam gas areas. Reserves shown are 2P in accordance with the definitions of the Society of Petroleum Engineers and the Worldwide Petroleum Congress. OCA's reserves are included in full. Does not include 230 PJe in the Scope for Recovery category in the Thylacine and Geographe fields in the Otway Basin. Does not include 160 PJe associated with the purchase of additional CSG interests announced on 1 July 2002.


3 COOPER/EROMANGA BASIN
SA
Moomba
Jackson
QLD
KM

ONSHORE COOPER/EROMANGA BASIN (MAP 3)

PPLs (ex Patchawarra East Block)	10.54%
Other SA Cooper PPLs	13.19%
Block CO-99E (PELA 104) (Application)	100% (Operator)
SWQ Unit	16.50% 0.24%
Aquitaine A,B	25.00%
Aquitaine C	27.00%
Wareena	10.00%
ATP 633P (Application)	50.00% (Operator) Divested pending grant
ATP 269P	52.38% (Operator) Divested February 2002
PL 31, PL 32, PL 47	72.75% (Operator) Divested February 2002
PL 184	69.59% (Operator) Divested February 2002
ATP 259P Naccowlah*	0.50% Divested February 2002

*(and associated PLs)


4 PERTH BASIN
WA
Dongara
Beharra Springs
KM

ONSHORE PERTH BASIN (MAP 4)

L1, L2	50.00%
EP 320/L11	67.00% (Operator)
EP 368	15.00%
EP 413	49.189% (Operator)

OFFSHORE PERTH BASIN (MAP 4)

WA-226-P	28.75% (Operator)


5 CARNARVON BASIN
Dampier
Tubridgi
WA
KM

OFFSHORE CARNARVON BASIN (MAP 5)

EP 342, TP/9	25.243% Divested January 2002
WA-8-L	10.00% Divested May 2002

ONSHORE CARNARVON BASIN (MAP 5)

L9	56.65% (Operator)


6 BONAPARTE BASIN
Darwin
Petrel
WA
NT
KM

OFFSHORE BONAPARTE BASIN (MAP 6)

NT/RL1, WA-6-R	5.00%


7 NEW ZEALAND
Auckland
Hastings
Wellington
KM

ONSHORE EAST COAST NEW ZEALAND (MAP 7)

PEP 38328, PEP 38332	37.50%
PEP 38330	22.50%

ONSHORE TARANAKI BASIN NEW ZEALAND (MAP 7)

PEP 38718	20.00%
PEP 38728	15.00%
PEP 38729	25.00%
PEP 38744	50.00% (Operator)

2002/2003 Potential Drilling Program

	No. of wells	Exploration and development cost $M*
Cooper Basin	61	31
Other producing basins	28	28
Coal seam gas	66	23
Greenfields	9	31
Total	164	113

* Origin Energy share.

Exploration

Origin's exploration strategy focused on gas prone areas close to markets. New discoveries were made in the onshore Perth Basin, and last year's exciting discoveries in the Thylacine and Geographe gas fields in the offshore Otway Basin were confirmed.

Including these areas, Origin drilled 10 exploration wells and one appraisal well – which yielded a 45% success rate. Three exploration wells were drilled in New Zealand – one in the East Coast Basin and two along the Taranaki Fault Zone. Unfortunately none were commercially successful, although encouraging oil shows recorded in the Makino 1 well will be followed up.

Closer to the producing areas of the Cooper Basin-Surat Basin and Denison Trough, a further 20 exploration or appraisal wells were drilled and 15 wells were drilled to explore or appraise CSG resources.

New exploration acreage secured this year included a 28.75% interest in, and operatorship of, offshore Perth Basin WA-226-P with a focus on drilling of the Morangie oil prospect in the fourth quarter 2002. Studies of gazetted acreage in the Otway, Perth, Sorell and Taranaki Basins, were also undertaken.

We continue to monitor the potential rewards from each area versus the risks taken to achieve economic success. This year, we relinquished the following areas to achieve a more-balanced portfolio:

- Otway Basin permit PEL 72
- The remaining offshore Carnarvon Basin permit interests in EP 342, TP/9 and W-8-L.

OPERATIONS REVIEW – Retail

Origin Energy is a leading retailer of electricity, natural gas and LPG supplying more than two million customers in all Australian states and the near Pacific.

The financial performance of the Retail business improved significantly this year. Total revenue increased by 57% to $1.9 billion, while EBITDA increased 161% to $173.5 million. The main drivers of this result were a full year's contribution from the Powercor retail business and an improved performance by LPG.

At the beginning of the year, the major challenge was to integrate the Powercor electricity retail business. This was successfully achieved and the year has ended with a similar challenge following the recent acquisition of CitiPower's electricity retail business. These two acquisitions have made Origin the second largest energy retailer with 2.1 million gas and electricity customers and a market share of 20% in eastern Australia. In Victoria, Origin has over 1.38 million customers and a direct billing relationship with more than 60% of the Victorian energy market.

Through these acquisitions, Origin has achieved sustainable competitive advantage in its retail business. This business therefore provides long-term access to markets to allow more rapid commercialisation of Origin's gas resources. The risks that electricity retailers face to volatility in wholesale electricity prices is mitigated by Origin's position in merchant generation.

The other major challenge for the year has been preparation for Full Retail Contestability (FRC) in the electricity sector. The cost to ready retail business processes and systems, and improve gas and electricity billing systems, was $108 million. The work completed for electricity is to be applied to FRC in gas when introduced in Victoria in October 2002.

Our continuing focus will be to reduce costs to consolidate Origin's scale advantage and deliver more attractive choices for customers. There were a number of achievements this year in this regard:

- The launch of a range of green electricity products offering customers the option to choose electricity produced from renewable energy sources.
- The acquisition of Gasmart appliance stores in Victoria. As well as adding over $6 million in gross margin, Origin now has a network of 38 appliance stores nationally which are being rebranded as Origin Energy Shops.
- The launch of a gas appliance service and installation business. Origin Energy 24Direct is operating in key markets and now expanding to include the service of electrical appliances.

Since early 2001, customer numbers have increased 75% to 2.1 million.



The acquisition of the CitiPower retail business on 30 August 2002 added 264,000 customers to our existing customer base, including many in the Melbourne central business district.

Natural Gas

Natural gas is supplied to one million customers mainly in Victoria, South Australia, Queensland and New South Wales. We serve residential as well as commercial and industrial markets. Residential and commercial markets are largely weather dependent. Industrial are not.

In September 2001, FRC in Victoria was to be introduced for residential and small business natural gas customers. A 13-month delay meant the Victorian Government retained profits of $29 million for 2001/2002, and is expected to retain a further $11 million for the first quarter of 2002/2003. Profit retention by the Victorian Government will end on 1 October 2002, regardless of any future delays in FRC.

In 2001/2002 average degree days – which are an indication of heating requirements – continued to register below long-term averages. One degree per day colder or warmer than the average can impact earnings by as much as $0.05 million. In the key residential markets of Victoria and South Australia, natural gas sales remained low in the first half of the year but cooler weather during the early months of winter helped increase volumes by 1% over the previous year.

Despite the continuation of the agency fee and the milder than average winter, gross margins in this business were $96 million.

Nationally, contestable industrial customer sales of natural gas increased 10% to 55PJ. The pleasing aspect was that the increase occurred in all States, a good demonstration of Origin's ability to compete effectively in these markets.

An increase in natural gas tariffs was achieved in all non-contestable natural gas markets and was implemented at varying times during the year. In Victoria it was 2.5%; in South Australia 3.1%; and in Queensland 6.7%.

Electricity

Electricity revenue increased by over $700 million and gross margins by over $100 million to $160 million mostly due to the acquisition and integration of the Powercor electricity retail business.

Average electricity tariffs increased 13.5% from 13 January 2002 in Victoria, resulting in a significant boost to revenues and margins. Special Power Payments made directly to customers by the Victorian Government reduced the impact of this increase on regional and rural customers.

The cool Victorian summer resulted in unseasonably low sales volumes. This effect was more than offset by a favourable mix of peak/off peak revenue and lower electricity purchase costs. The electricity business therefore provided a more favourable contribution for the year than might otherwise have been expected.

	NATURAL GAS*	ELECTRICITY	LPG
Revenue (A$m)	803	825	402
Gross Margin (A$m)	96	160	113
Sales (PJ)	118		
Sales (TWh)		8.4	
Sales (Ktonnes)			489
Total Sales (PJe)	118	30.4	24.1
Customers (000s)	986	582	209

* Revenue for natural gas is the gross revenue received from customers (including Retained Profit component). Gross margin is after payment of Retained Profit.



Origin shop
energy
Gasmart
Origin shop

Acquiring the Gasmart business strengthened our network of appliance stores to 38 company owned shops nationally. These will be rebranded Origin Energy Shops. Pictured is our Richmond shop in Melbourne.

In January 2002, FRC for electricity was introduced in Victoria. Price caps which are currently maintained by the Victorian Government limit margins and have resulted in little scope for price competition. Electricity market participants were also settling in new systems in the initial period of contestability and these two factors limited customer churn during the first six months.

To maintain high standards of service in the new deregulated environment, we opened an electricity customer contact centre in Melbourne in June complementing the services to natural gas and LPG customers provided by the company's Adelaide facility. The 106 staff in the centre, many of whom joined Origin from Powercor, will handle an estimated 1.4 million enquiries in their first year of operation.

On the wholesale side of the business, Origin achieved significant reductions in the cost of electricity through the careful management of a targeted portfolio of contracts with generators and the integration of hedge contracts acquired from Powercor. The latter will provide full coverage of Origin's peak electricity requirements until June 2003.

LPG

LPG is supplied direct as well as through distributors, to more than 209,000 residential and business customers throughout Australia, New Zealand and the near Pacific. Origin is also an LPG wholesaler, owning and operating eight of the 12 Australian LPG import facilities. Owning strategically located infrastructure gives Origin a strong competitive supply advantage in retail LPG sales.

For the year, LPG achieved a good result – gross margins improved to $113 million, a 12% increase on 2000/2001. This result was driven by lower operating costs, improved asset utilisation and a lower contract price (CP) which fell by 23% to $443/tonne. CP is the international benchmark price for propane.

Improved debtor performance and lower stock holdings reduced funds employed in the business by $28.5 million.

The good result was achieved even though sales volumes were lower than the previous year. Lower Autogas sales contributed to half the volume reduction. GST reduced any price advantage previously enjoyed by Autogas over other fuels, significantly affecting demand. Mild winter weather influenced residential demand. Consequently, total LPG sales were down 17% to $402 million.



Customer Service Advisor, Ben Corfee, is part of a team that will answer an estimated 1.4 million customer enquiries during the first 12 months of operation at our newly opened Melbourne Customer Contact Centre.


Origin
Origin

The LPG business recorded an improved result following the integration of the wholesale, retail and distribution functions under a single management structure. This business serves over 209,000 customers through reticulated networks, on site deliveries and distributors.

Origin is the major supplier of LPG in the Pacific region. A decline in tourism after September 2001 and continued political unrest reduced sales, however, due to a favourable exchange rate and lower operating costs, the shipping fleet – which delivers gas to Papua New Guinea, the Pacific Islands and New Zealand – increased contributions.

The LPG business will continue to focus on business efficiency improvements and disciplined margin management to effectively manage price fluctuations and competition from alternate fuels and fuel suppliers.

Clean Energy Products

We are now operating in an environment increasingly constrained in its ability to absorb greenhouse gases (particularly CO_2) without unacceptable environmental impacts. As a major producer and retailer of energy, Origin is committed to decreasing the carbon intensity of our activities and to provide our customers with better choices to reduce the carbon intensity of their energy use.

This year, we achieved good progress with our clean energy product range. Significant developments included:

- The launch of a range of green power products sourced from renewable energy generators. Origin's Green Earth electricity products were ranked as market leaders by an influential consortium called Green Electricity Watch, which is made up of nine key environmental groups.
- The launch of a new solar photovoltaic retail business. Origin is now one of Australia's leading grid connected solar providers. See the Generation section on page 21 for more details.
- Securing a two-year contract to partner the NSW Sustainable Energy Development Authority (SEDA) to assist major industrial companies reduce their energy consumption with its associated cost and environmental savings.
- A new automotive refrigerant, R134a+, which has no effect on the ozone layer. This product was released to meet summer peak demand. Sales increased rapidly to more than 50% of the year's total refrigerant gas sales. Following this success another new environmentally friendly refrigerant, 34m, has been launched for commercial and transport refrigeration.



Origin's unprompted brand awareness doubled in Victoria this year due to marketing activities promoting our range of product and service choices including the Smooth Choice payment plan, Origin Energy Shops and Green Earth electricity.

Origin's Green Earth renewable electricity products were ranked as market leading by an influential consortium of nine environmental groups.

OPERATIONS REVIEW - Generation

OPERATIONS REVIEW - Generation

Origin Energy has a portfolio of gas-fired generation comprising merchant plant where power is sold at current wholesale prices, and contracted plant where power is sold under long-term power purchase agreements. Installed capacity increased by 70% to 598 MW this year. Sales revenue increased by 49% to $63 million. EBITDA rose 22% to $30.4 million.

Contributing strongly to the solid result was our newly acquired 50% interest in the South West Cogeneration Joint Venture, and the commissioning of the Quarantine Power Station in South Australia.

Merchant Plant

Origin's merchant plants are dispatched when demand for electricity drives wholesale prices above the marginal operating cost of the plant.

Merchant operations were boosted by the 95 MW Quarantine Power Station that was completed as planned and under budget in December 2001 – in time for the peak summer period. However, initial earnings were below projections, due to South Australia's coolest summer on record. Wholesale prices over the peak earning periods were 43% lower in South Australia and down 13% in Queensland.

Demand for peak electricity is forecast to rise by 11,000 MW this decade, a 30% increase over existing capacity.

Gas-fired power is the preferred choice for meeting growth in peak demand. Gas is available close to markets for peaking generation, and gas-fired power plants can be brought on line quickly.

As Australia's leading developer and operator of mid-sized merchant peaking plants, Origin is well positioned in key southern States to meet these demands where we can gain maximum leverage from Origin's portfolio of gas supply and transportation arrangements. On a hot summer day, gas is used to meet increased demand for peak electricity to power air conditioners while, in winter, gas is the preferred fuel for heating households and businesses. Our merchant plants also provide a natural hedge against the volatility in wholesale prices which impact on Origin's retail business.

Contract Plant

The cogeneration or contract plants operate as base load capacity producing steam and electricity with all the output contracted for sale. Contract plants deliver steady earnings as opposed to the more uncertain, but potentially higher margin output from peaking plants.

This year, our contract portfolio was boosted by the purchase of Fletcher Challenge South West Cogeneration, which holds a 50% interest in the 120 MW natural gas-fired cogeneration project at the Worsley Alumina Refinery near Bunbury. This is Origin's first major generation asset in Western Australia and will provide important insights into this market.

The Worsley Refinery produces 3.1 million tonnes of alumina per annum and is just one of several opportunities for gas-fired power generation in Western Australia. With our recent gas discoveries in the Perth Basin, the opportunities for establishing Origin's integrated energy position in Western Australia are significant.

Origin's cogeneration plant at BP's Bulwer Island Refinery in Queensland experienced disappointing availability during the first half of the year. Plant performance improved in the second half after a remediation plan was implemented in collaboration with the original equipment manufacturer, Alstom, and third party experts.

Origin Energy's Merchant Plants

DESCRIPTION	MEASURE	LADBROKE	QUARANTINE	ROMA
Origin's Share	%	100	100	100
Capacity	MW	80	96	74
Capacity Factor 01/02*	%	72	10**	3
Average price received	$/MWh	31.23	97.19	193.51

* (Total annual energy sent out (MWh) x 100%) / (Total installed plant capacity (MW) x 8760 hours)

** Adjusted to reflect half year of operation.

Contracts were concluded for the design, construction, operation and maintenance of the Toowoomba and Baillie Henderson Hospitals' energy centres in Toowoomba. These centres will deliver electricity, steam, and hot and chilled water to each hospital.

Renewable Generation

A small but growing amount of Australia's electricity is generated from renewable energy sources such as wind, solar and hydro power.

The company is well positioned to join the growing renewable electricity market, establishing monitoring on several attractive wind power sites in South Australia.

Following the launch of a new solar photovoltaic retail business, Origin is now one of Australia's leading grid connected solar providers.

Origin Energy Solar

Origin launched Origin Energy Solar in February 2002 in the Victorian and South Australian markets to further enhance our clean energy offerings to customers.

Origin Energy Solar is a simple, reliable and environmentally friendly energy source that allows customers to harness the energy from the sun to power homes or businesses with solar photovoltaic (PV) panel systems.

Once installed, the PV panel systems generate electricity for the premises and feed the excess energy back into the electricity grid.

Early signs of customer interest in solar PV systems are encouraging with Origin capturing more than 50% of the grid connect market in Victoria. We were also awarded a contract, in conjunction with BP Solar, to supply and install solar panels at the Queen Victoria Markets in Melbourne and will partner the South Australian Museum to build the 'North Terrace Solar Power Station' in Adelaide.

Solar technology is well proven and the market is growing worldwide at over 30% per year. While today, the cost of solar power is still high compared with traditional grid supplied electricity in Australia, new production technology and increased global production is reducing unit costs quickly.

Since 1998, Origin has invested $6 million in research and development in new production technologies for solar cells and power inverters to deliver an improved solar module. During the year, we received a grant of $1 million under the Federally-funded Renewable Energy Commercialisation Plan, to support the construction of a pilot plant to manufacture solar cells using this new technology.



Origin's Quarantine Power Station located at Torrens Island, South Australia opened ahead of schedule and within its construction budget in December 2001.



Origin leads the market in Victorian residential solar power installations, demonstrating our commitment to invest in and promote clean energy.

OPERATIONS REVIEW – Networks

Infrastructure asset management through Origin Energy Asset Management (OEAM), and a 19.1% stake in listed company Envestra, are the core of Origin's Networks business.

The combination of distributions from Envestra and an increase in South Australian and Queensland management fees from 2.5% to 3%, contributed to a steady increase in performance this year. EBITDA of $22.9 million is up 4% on last year.

Our performance highlights included:

- More than 22,000 new natural gas consumers were connected to the networks under management. Better than expected growth in housing assisted this strong performance. In addition, approximately 290 km of new mains were laid and 140 km of existing mains were replaced.
- Efficiency improvements resulted in the receipt of $1.5 million in incentive fees from Envestra.
- Process design and network systems development was commenced in preparation for implementation of Full Retail Contestability in Victoria.

Increasing the utilisation of networks under management is high on the agenda for the coming year. Extensive promotion to encourage the installation of natural gas for heating, hot water, cooking and manufacturing processes will be continued as well as further efficiency improvements.

New business opportunities were evaluated during the year. Some new clients were gained and OEAM continues to expand its infrastructure management services into markets where there are clear synergies with the existing business.

NETWORKS UNDER MANAGEMENT	2000/2001	2001/2002
Total Gas Delivered (PJ)	107	114
Total Consumers (000s)	865	883

SEA Gas Pipeline

The 680 km SEA Gas underground pipeline from Port Campbell in Victoria to Adelaide, South Australia is progressing well.

In September 2002, TXU joined International Power and Origin Energy to become an equal equity participant in the SEA Gas pipeline. The project has been expanded to provide up to 125 PJ per annum and will cost approximately $500 million.

SEA Gas expects gas will begin to flow to SA in late 2003, with the pipeline in commercial operation by January 2004. Natural gas will initially be produced from two offshore Victorian gas fields – Minerva and Yolla. The pipeline will also expedite the development of Thylacine and Geographe gas fields through assured access to the South Australian and the Victorian gas markets.

The initial capacity of the pipeline has been fully booked by the project participants, and Origin has entered into long-term agreements to transport up to 35 PJ per annum of gas via the pipeline.

To maintain our equity in Envestra, Origin acquired an additional 17.4 million shares as part of a private placement at a cost of $15.2 million. Distributions increased from 9.25 to 9.50 cents per share.



During the year, more than 22,000 new natural gas consumers were connected to the networks managed by Origin Energy Asset Management. Better than expected growth in housing assisted this strong performance.

CORPORATE

People

Origin Energy has a diverse workforce spread across all States and Territories of Australia and countries in the near Pacific region.

As a consequence of Origin's growth, our challenge was to effectively integrate new staff through training and application of core systems for managing performance, remuneration, health, safety and the environment. The integration program will continue in the coming year as 154 new staff join Origin from CitiPower.

We are committed to attracting and retaining the best team of people possible and, in line with this, we reviewed our employment and remuneration system to ensure it remained appropriate in the current market. This led to improvements being introduced including arrangements for salary continuance insurance and harmonisation of provisions for paid maternity/paternity leave and accrual of long service leave.

The Employee Share Plan (ESP), introduced in May 2001, provided an award of up to $1,000 worth of shares to eligible employees provided the company met set financial and safety improvement targets. These performance targets were achieved. The ESP was successfully rolled out to all eligible employees in Australia, New Zealand and near Pacific countries.

For a majority of Origin's employees, superannuation was invested in funds managed through Boral superannuation arrangements. A new provider, equipsuper, was appointed and funds were transferred with effect from 31 March 2002. equipsuper was already managing superannuation for Origin employees who had previously been with Powercor, Energy 21 and Stratus Networks.

Health, Safety and Environment Management System

Origin is implementing a Health, Safety and Environment (HSE) Management System that focuses on identifying and controlling risks through risk-based management plans and by ensuring that people held accountable for the management of these plans have the necessary skills to fulfil their responsibilities.

Origin operates through more than 250 sites and activities that require the implementation of management plans to control risks.

A dedicated effort in applying the principles of risk management resulted in approximately 40% completion of the process of reviewing and developing detailed HSE management plans. The remaining plans will be completed in the current year.



Origin is committed to attracting and retaining the best team of people possible, while providing a safe working environment. Pictured is an Origin Energy Asset Management employee at work maintaining Adelaide's natural gas network.

Due to Origin's strong growth this year, our employee numbers increased more than 20%.

CORPORATE

A skills analysis was undertaken for employees accountable for, and involved in, higher risk activities. This led to the development of training and development plans, supporting skills requirements and more relevant position descriptions. The process involved significant skilling of Origin's workforce with over 28,000 hours of training involving 1,400 employees and contractors. This work will continue to include coverage of all employees.

To ensure incentives are appropriately aligned to the company's performance, key HSE performance indicators are linked to the relevant individuals who are directly responsible for doing the work. In addition, 50% of targets for the Employee Share Plan were based on our improvement in safety performance.

Health, Safety and Environment Performance

Origin had a significant improvement in the number of lost time injuries (LTI) with a reduction from 21 last year to 14 – a 33% improvement. More notable was the LTI Frequency Rate (lost time injuries per million hours worked), which improved from 4.9 to 3.0 for the year – a 39% improvement. The injury severity as measured by hours lost increased from 927 to 1,207 hours lost per million hours worked, representing 0.02% of the total hours worked.

The company continued to operate all its onshore and offshore operations without any major breach of legislation, and in accordance with licence conditions.

Origin is to appear before the Magistrates Court of Victoria, after being charged with failing to provide a safe working environment, following a 1999 incident in which an employee of a subcontractor working for Origin was injured. Origin will contest the charge.

This past year, some minor events of higher than permitted NO_x levels were experienced in Generation assets in South Australia and there were three minor hydrocarbon spills that required reporting to the regulatory authorities. In all cases, no serious harm to the environment occurred.

Under Australian law, the company is required to report on upper limits on releases of certain allowable chemicals. Total emissions were within the allowable limits during the year.

Environmental Legacy

Prior to the reticulation of natural gas, town gas was manufactured from coal on some Origin sites from as early as the mid 1800s. Origin owns or leases 15 sites in South Australia, Queensland and Tasmania affected by residual contamination from gas manufacturing by-products. In 2001, a detailed external audit was completed and we have developed a comprehensive environmental plan for the containment or remediation of these sites. Audit recommendations have been or are in the process of being implemented, and a provision of $23 million is set aside for planned remediation, monitoring and forward assessment of these sites.

The safe, efficient and professional operation of our company is regarded as central to the success and reputation of our business.


LOST TIME INJURIES FREQUENCY RATE
IMPROVED BY 39%
6.3
3.1
6.7
4.9
3.0
'98
'99
'00
'01
'02

A Development Master Plan for a contaminated site at Newstead has been submitted to the Brisbane City Council for approval. A Remediation Action Plan is now being finalised to allow work to proceed on remediation and development of the site.

In-principle approval has been received from the Tasmanian Department of Primary Industry, Water and the Environment (DPIWE) for a Launceston site remediation plan. The plan is to stabilise and build an onsite containment cell for some of the contaminants with the remaining liquid tar-based products used as a fuel source for a local manufacturing process. This is the best overall environmental solution and is being done with strict oversight of the air emissions by the DPIWE.

Community Engagement

During the year, Origin continued its major community sponsorships with the World Wide Fund for Nature (WWF), the SA Museum and the Arts. Wherever possible, Origin moved its focus to activities featuring constructive community engagement and staff involvement rather than traditional brand recognition, such as:

The Arts

Origin has been a strong supporter of the Melbourne Theatre Company and the State Theatre companies of South Australia and Queensland as well as Hobart's Federation Concert Hall. Origin refocused its activities with the Melbourne Theatre Company and State Theatre Company of South Australia by sponsoring their student education programs.

South Australian Museum

In addition to supporting the Origin Energy Fossil Gallery, we now also sponsor the Museum's student education programs which include a comprehensive website for online student projects and access to the Gallery.

World Wide Fund for Nature

Origin has developed a program as part of its ongoing sponsorship of the WWF. Over the past 12 months, Origin staff were involved in a variety of activities on the importance of biodiversity, active involvement in conservation projects and fundraising for habitat projects.

Online Education Projects

Origin worked with a number of Victorian-based statutory authorities to produce two interactive self-audit websites which help consumers reduce their energy usage and costs, as well as improve home safety around gas and electrical appliances.

The sites provide constructive hints and tips for our customers nationally, and can be accessed at www.originenergy.com.au



Marathon swimmer and safety ambassador, Tammy van Wisse, and Melbourne Metropolitan Fire Brigade Director of Community Safety, David Nicholson, use the Origin Energy Home Safety assessment calculator on potential gas and electrical risks around the home.



Origin's WWF Staff Ambassadors program allows employees to learn about biodiversity, conservation and habitat. South Australian staff visited Noarlunga Beach to learn about the protection of marine environments.



Trevor Bourne



Kevin McCann



Grant King



Bruce Beeren



Roland Williams



Colin Carter

THE BOARD

Mr Trevor Bourne
Non-executive Director
Aged 56

Mr Bourne joined the Board in February 2000. He is Chief Executive Officer of Tenix Industries, Australia's largest defence and high technology contractor. Previously Managing Director of Brambles Australia, Mr Bourne also held a number of Directorships in various Brambles Subsidiaries and joint ventures. Mr Bourne has a Mechanical Engineering degree (with Merit) and a Masters of Business Administration.

Mr H Kevin McCann
Chairman
Aged 61

Mr McCann joined the Board and was appointed Chairman in February 2000. Mr McCann is Chairman of Allens Arthur Robinson and practises as a commercial lawyer specialising in mergers and acquisitions, mineral and resource law and capital market transactions. He is Chairman of Healthscope, Macquarie Communications Infrastructure Group, Triako Resources and Sydney Harbour Federation Trust and a Director of Macquarie Bank and BHP Steel and other public and private companies. He is also a member of the Takeovers Panel. Mr McCann has an Arts degree, a Law degree (Honours) and a Masters in Law and is a Fellow of the Institute of Company Directors in Australia.

Mr Grant A King
Managing Director
Aged 47

Mr King was appointed Managing Director of Origin Energy at the time of its demerger from Boral in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, Mr King was General Manager AGL Gas Companies. He is Chairman of Oil Company of Australia, a Director of Envestra, a Councillor of the Australian Petroleum Production and Exploration Association and a past Chairman of the Australian Gas Association. He has a Civil Engineering degree and a Masters of Management.

Mr Bruce G Beeren
Executive Director, Commercial
Aged 53

Mr Beeren joined the Board in March 2000. With over 25 years experience in the energy industry, Mr Beeren was establishment Chief Executive Officer of VENCorp and held a number of senior management positions at AGL including Chief Financial Officer and General Manager AGL Pipelines. Mr Beeren has a Science Degree, a Bachelor of Commerce and a Masters of Business Administration. He is a Fellow of CPA Australia, and the Institute of Company Directors in Australia, and is a Director of Envestra and **equip**super.

Dr J Roland Williams CBE
Non-executive Director
Aged 63

Dr Williams joined the Board in February 2000. He retired in June 1999 as Chairman and Chief Executive of Shell Australia. He is Chairman of Australian Magnesium Corporation, a Director of Boral, United Group and a Council member of the Australian Strategic Policy Institute. Dr Williams holds a Chemical Engineering degree and a Doctorate of Philosophy.

Mr Colin B Carter
Non-executive Director
Aged 59

Mr Carter joined the Board in February 2000. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to the firm and is leading a global research project into corporate governance. Mr Carter is also a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games and several not-for-profit organisations. He has a Commerce degree and a Masters of Business Administration.

SENIOR EXECUTIVES

John Piper
Executive General Manager
Oil and Gas Production
Aged 56

Responsible for oil and gas production activities and exploration in areas where Origin Energy has established production. Previously Managing Director of Oil Company of Australia (1990-95), General Manager of Brisbane Gas Company (1981-83) and General Manager and Director of Gas Corporation of Queensland (1983-90). Fellow of the Australian Institute of Company Directors and Australian Institute of Petroleum. Bachelor of Commerce degree, University of Queensland.

Andrew Stock
Executive General Manager
Generation
Aged 50

Responsible for developing and operating the generation business including power generation and cogeneration; managing the Clean Energy Advantage product range; and contracting gas and transportation services including development of the SEA Gas pipeline project. Previously held senior commercial and operations management roles in industrial energy marketing, oil and gas developments, and petrochemical industries. President of the Australian Business Council for Sustainable Energy. Fellow of Institution of Engineers, Australia. Chemical Engineering degree (Honours), University of Adelaide.

William Hundy
Company Secretary
Aged 44

Responsible for the company secretarial, legal and insurance functions. Joined Origin Energy in July 2001. Previously Company Secretary of Email Limited and Placer Pacific Limited. Law and Economics degree, University of New South Wales. Fellow of the Chartered Institute of Secretaries, Australian Institute of Company Directors and Institute of Corporate Managers.

Robbert Willink
General Manager
Exploration
Aged 49

Responsible for greenfields exploration since 1995. Previously Exploration Manager at SAGASCO Resources (1988-95). Former Petroleum Geologist with Shell in Australia, Oman and Turkey and Senior Lecturer in Petroleum Geology at University of Adelaide (1997). Bachelor of Science degree (Honours), University of Tasmania; Doctorate in Philosophy (Geology), Australian National University.

Robert Tardif
General Manager
Asset Management
Aged 50

Responsible for infrastructure management services since 1997. Previously General Manager, Adelaide Region (1995-97), Group Manager Distribution, SAGASCO (1987-95). Held various engineering and operational positions at Mobil Oil from 1975 to 1987. Chemical Engineering degree, University of Adelaide.

John Hayward
General Manager
Human Resources, Health, Safety and Environment
Aged 47

Responsible for human resources and the company's health, safety and environment management system. Formerly Commercial Analyst (1989-90) and Commercial Manager (1990-94) with SAGASCO. Before that worked in the Reservoir Engineering and Planning Departments of PetroCanada (1984-88). Chemical Engineering degree (Honours), University of Waterloo (Canada).

Karen Moses
Executive General Manager
Wholesale and Trading
Aged 44

Responsible for the wholesale supply of natural gas, electricity and LPG for sale by Origin Energy's retail businesses; energy sales to wholesale customers; the management of risks associated with commodities bought and sold by Origin and assessment of the long-term strategic risk. Also responsible for LPG operations in Australia, New Zealand and the Pacific. Previously held development and trading roles in the Exxon Group (1983-94). Economics degree and Diploma of Education, University of Sydney.

Bruce Beeren
Executive Director
Commercial
Aged 53

Responsible for the finance, procurement and IT functions, investor relations, planning and development. Formerly Chief Executive Officer of VENCorp and held senior management positions at AGL, including Chief Financial Officer and General Manager, Pipelines. Science degree, Bachelor of Commerce and Masters of Business Administration from University of New South Wales. Fellow of CPA Australia, and the Institute of Company Directors in Australia. Director of Envestra Limited.

Anthony Wood
General Manager
Public and Government Affairs
Aged 51

Responsible for corporate relationship with governments, the media and the community since June 2001. Previously General Manager, Retail. Held several positions with the ICI group (1976-94) including General Manager of dangerous goods transport company and Incitec subsidiary, Chemtrans. Masters degree in Science (Physical Chemistry), University of Queensland. Post-Graduate diploma in Business Administration, Queensland Institute of Technology.

Peter Vines
Executive General Manager
Retail
Aged 52

Responsible for natural gas and electricity retailing nationally including marketing, sales and customer service. Joined Origin Energy in June 2001. Previously Executive Director, Powercor Australia. Former Vice-President, International Development, with Pacific Corp. Inc., in the United States. Led its original acquisition of Powercor and its interest in Hazelwood Power in Australia. A Civil Engineer, holds Commerce degree and Masters of Business Administration, Deakin University.

Frank Calabria
Chief Financial Officer
Aged 34

Responsible for the finance function. Joined Origin Energy in November 2001. Previously held senior finance positions with Pioneer International Limited, Hanson plc and Hutchison Telecommunications. Bachelor of Economics degree from Macquarie University, Associate of the Institute of Chartered Accountants of Australia and Securities Institute of Australia.

Origin's Board and management are committed to acting responsibly, ethically and with the highest standards of integrity as the company strives to create shareholder value.

To achieve this requires sound corporate governance practices and policies that have been adopted by the Board and implemented throughout all levels of management.

Responsibilities of the Board

Your Board is accountable to shareholders, customers and the community for the performance of the company.

The specific functions and accountabilities of the Board include:

- Appointing the Managing Director and monitoring the performance of the Managing Director and senior management.
- Approving budgets, policies and the strategic direction of the company and ensuring that these are followed.
- Approving major investments and monitoring the return of those investments against projections.
- Overseeing the remuneration, development and succession planning for the Managing Director and senior management, and ensuring that appropriate human resource management systems are in place.
- Ensuring appropriate risk management systems are established and reports on performance are regularly reviewed.
- Overseeing the company's commitment to sustainable development, the environment and the health and safety of its employees, contractors, customers and the community.
- Reviewing and approving the company's compliance systems and corporate governance principles.
- Ensuring that the company provides continuous disclosure of information to the investment community, and that shareholders have available all information they reasonably require to make informed assessments of the company's prospects.

The Work of the Board

The Board delegates responsibility for the actual conduct of the company's businesses to the Managing Director, but remains responsible for the performance of management.

The full Board meets regularly and on at least 10 days each year including a strategic planning session over a two-day period. If required, the Board will meet at other times by telephone conference or other agreed means to deal with urgent matters. For each scheduled Board meeting, Directors receive comprehensive Board papers in advance.

In any month when there is no meeting, they receive the company's monthly divisional operating reports, health, safety and environment reports and reports from the Chief Financial Officer. Senior management will regularly attend Board meetings to report on particular matters and communicate directly with Directors.

In conjunction with or in addition to scheduled Board meetings, the non-executive Directors meet together without the presence of the management or the executive Directors to discuss company matters.

The Board has arranged a program of site visits over the year to further Directors' understanding of the company's activities and enhance communication with management.

Composition of the Board

The Board of Directors comprises four non-executive Directors and two executive Directors being the Managing Director and the Executive Director, Commercial.

The Chairman is a non-executive Director appointed by the Board. The Constitution requires the Board to determine the number of Directors, which should be not less than five and no more than 12. The size of the Board has been set in accordance with the Constitution at six Directors.

Board Member Selection Criteria

The whole Board decides the selection of members of the Board.

In considering membership of the Board, Directors take into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness and the blend of skills, knowledge and experience necessary for the present and future needs of the company. It is policy to have a majority of non-executive Directors on the Board. The current Board provides a broad range of expertise covering technical, commercial, financial, legal and operational management with all members bringing the benefits of experience from other boards, companies and industries.

Origin's Constitution provides for new Directors appointed by the Board to stand for election by the shareholders at the following Annual General Meeting and for all Directors, other than the Managing Director, to stand for re-election every three years. An election of Directors is held at every Annual General Meeting.

The Board has instituted a program to review the performance and operations of the Board. If appropriate it will seek the assistance of external facilitators to undertake the review and provide recommendations to the Board.

Remuneration of Non-Executive Directors

In accordance with the company's Constitution, shareholders have approved the aggregate for Director fees of $650,000 in 1989. The actual amount paid in 2002 was $385,025. The payment of non-executive Directors' fees within the limit set by shareholders is reviewed annually using external data and advice to ensure that such fees are reasonable and consistent with market norms.

Board fees were last reviewed with effect from 1 July 2001. For the past year the Chairman's fees were $150,000 and $60,000 for other Directors.

The Chairman and non-executive Directors receive additional fees for their work on Board committees. The additional fee for Remuneration Committee Chairman is $10,000 and $5,000 for a member. The additional fee for the Audit Committee Chairman is $15,000 and $7,500 for a member.

Non-executive Directors are entitled to a retirement benefit under a retirement benefit scheme that was approved by shareholders in 1989. Under the scheme, non-executive Directors are entitled to a retirement benefit that is equal to one third of average yearly fees paid by the company to the Director during their period of service as a Director or the last three years (whichever is the lesser) for each completed year of service or part thereof up to a maximum of five times if the Director has served 15 years or longer.

Superannuation may be paid by the company in addition to fees at the minimum superannuation guarantee levels. Contributions made by the company to superannuation for Directors are deducted from the retirement benefit.

At year-end, the retirement benefit entitlement of each non-executive Director was:

H K McCann	$112,933
T Bourne	$37,390
C B Carter	$35,373
J R Williams	$46,148

Resources Available to the Board

Directors have the right of access to company employees, advisors and records.

In relation to their duties and responsibilities, Directors have access to the advice and counsel of the Chairman and the Company Secretary, and have the right to seek independent professional advice at the company's expense if required after prior consultation with the Chairman.

As approved by shareholders, the company has entered into deeds of access with each Director giving them a right of access to all documents that were provided to them during their time in office for a period of seven years after ceasing to be a Director.

Board Committees

Audit Committee

This Committee consists of two non-executive Board members:

Chairman: Dr R Williams (appointed February 2000)
Member: Mr H K McCann (appointed February 2000)

The Chairman of the Audit Committee may not be Chairman of the Board of Directors. Both internal and external auditors attend the meetings together with the Managing Director and Executive Director, Commercial. The Committee meets a minimum of four times a year. An agenda for each meeting is prepared with comprehensive papers circulated to the committee members before each meeting.

The Audit Committee operates under a Charter which has been approved by the Board. The Charter addresses functions and processes of the Committee and the key responsibilities, accountabilities and entitlements of the Committee, including the following:

- reviewing the management of financial reporting and all financial information distributed externally;
- reviewing management of financial risk;
- reviewing compliance with corporate policies, controls and delegated authorities and laws and regulations;
- approving an effective and efficient audit program;
- considering the independence of the auditor and the level of non-audit services provided by the audit firm; and
- approving the internal audit program.

The Charter requires that it be reviewed as to its adequacy each year.

Prior to announcement of results the Audit Committee reviews the half yearly and annual reports, and makes recommendations to the Board on the adoption of financial statements and reports. The Committee gives the Board additional assurance regarding the quality and reliability of financial information for use by the Board or inclusion in its financial reports.

The Committee makes recommendations to the Board on external auditor appointments and fees.

CORPORATE GOVERNANCE

The Committee also reviews the performance of the internal audit function, which is currently outsourced to PricewaterhouseCoopers, and makes appropriate recommendations to the Board on appointments and fees.

The internal auditor and the external auditor have direct access to the Chairman of the Audit Committee and, if necessary, the Chairman of the Board. The Audit Committee meets with the external auditor and internal auditors without management present at each scheduled committee meeting.

Health, Safety and Environment Committee
In recognition of its obligations and commitment to health, safety and the environment, this Committee is comprised of the full Board. A report on health, safety and environment (HSE) is made to each Board meeting and the HSE Committee meets separately on two occasions each year to undertake a comprehensive review. The Committee seeks to establish, maintain and monitor practices that protect employees, contractors and the general public as well as achieving best standards in sustainable environmental management.

Remuneration Committee
Two independent non-executive Directors make up this Committee:

Chairman: Mr T Bourne (appointed February 2000)
Member: Mr C B Carter (appointed February 2000)

The aims of the Committee are to ensure that the remuneration policy is consistent with market practice and that the company is able to attract, develop and retain its people. As required by the Committee, the Managing Director is invited to attend meetings to discuss senior executives' performance and remuneration.

The remuneration of the Managing Director and senior executives is reviewed annually by this Committee, which considers the performance of both the company and the individual. Recommendations are made to the Board in this regard.

The Committee oversees and monitors the company's policies on remuneration including:
- general remuneration practices;
- performance management;
- share plans and incentive schemes;
- superannuation; and
- recruitment and termination.

Executive Remuneration
The Board is responsible for ensuring that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop talented people and deliver value to shareholders. Origin's remuneration policies seek to achieve these aims.

Remuneration for senior executives comprises both fixed remuneration and incentives. The incentives are based on a combination of the company's results and individual performance levels. Short-term incentives paid are dependent upon the achievement of operating and financial targets set at the beginning of each year. Long-term incentives have included a shareholder approved Senior Executive Option Plan under which options have been awarded to key executives as a reward for performance during a year and as an incentive for future performance.

Under the Senior Executive Option Plan, options have been issued with an exercise price equal to the market value at the date of approval. These options cannot be repriced, cannot be exercised before three years after the grant, expire after five years and cannot be exercised unless specific performance hurdles are met. The total number of shares under options cannot exceed 5% of the issued capital of the company at any time. Non-executive Directors are not entitled to receive any options and any decisions relating to the issuance of options is decided by those Directors that do not receive options under the plan. Details of options issued under the rules of the Senior Executive Option Plan including details of performance hurdles are provided in the Directors' Report on page 33.

During the year, the company issued 3,495,000 options at an exercise price of $3.20 and 495,000 at an exercise price of $2.74. It is estimated that the cost of options based on the US standard of valuation (FAS123) would result in an expense of $1.2 million in the current year which was not recognised. At year end, the number of options held by executives was 1% of the issued capital.

The Board has decided that the future operation of the option plan will be suspended while it considers the form of future long-term incentives that achieve the company's remuneration objectives and best delivers value for shareholders.

Details of key executive remuneration are shown on page 34 of this report and set out the value of options issued to those executives.

Employee Share Plan
The Board has also approved an employee share plan that can award up to $1,000 worth of shares to every eligible employee of the company. The shares are awarded if certain safety and financial objectives, as determined by the Board each year, are met. The Board believes that this scheme is a key incentive for employees and has served to align the entire workforce of the company with shareholders. Last year under the plan, a total of 629,145 shares were issued. The cost of these shares based on the US standard would have amounted to $1.9 million.

Auditor

The Board regards the role of the auditor as a key protection of shareholders' interests and believes that the auditor's independence is vital in ensuring that the company's reports are true and fair and meet the highest standards of financial integrity.

In the past year, the Board has reviewed existing policies for ensuring the quality and independence of the external auditor and has satisfied itself that the auditor has been and remains independent. The independence of the auditor is maintained and enhanced by policies and practices that have been adopted by the company which include the following:

- The audit partner is to be rotated every seven years.
- The auditor reports to the Audit Committee on the audit and non-audit services provided and fees relating to those services.
- The auditor provides written confirmation in its report to the Audit Committee of its independence as a statutory auditor of the company.
- The Audit Committee considers the impact of non-audit services on the quality and independence of the audit and reports to the Board on any independence issues.
- Employment, financial or extraneous business relationships between the company and the audit firm and any associates of the audit firm are prohibited.
- The Audit Committee reviews the terms of the audit engagement each year and recommends the auditor appointment and remuneration to the Board.

Principal taxation and legal advice is not provided by the audit firm. Non-audit services provided by the auditor relate generally to taxation acquisition, audit and accounting advice, all of which assist the auditor in forming its independent audit opinion. Non-audit services provided by the audit firm do not involve partners or staff acting in a managerial capacity for the company.

The fees paid to the auditor for the year ended 30 June 2002 were as follows:

• Audit	$683,000
• Taxation advice	$126,000
• Acquisition audit and accounting advice	$470,000

Audit and accounting advice was provided by the auditor during the year in relation to the acquisition of the Powercor and CitiPower electricity retail businesses.

To ensure the integrity of the company's financial reporting the Audit Committee has considered the level of non-audit services provided by the auditor and has determined that those services provided by the auditor are not incompatible with the maintenance of the auditor's independence.

The company's current auditor, KPMG, was appointed by shareholders in 1985. The audit engagement partner, Mr David Rogers, has managed the company's audit since February 2000 and is due for rotation in 2007.

Dealings by Directors and Management

The Board has adopted a policy that Directors should not engage in short-term dealings in securities of the company.

The policy precludes Directors and executive officers of the company and its subsidiaries from dealing in securities in the company from 1 July each year until announcement of preliminary final results and from 1 January each year until announcement of half yearly results. Share trading is prohibited at any time by a Director, or any officer or employee of the company, if in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market.

A Director must give prior notification for any proposed dealing to the Company Secretary who, in the case of doubt, will consult the Chairman of Directors.

Any transaction conducted by Directors in shares of the company is notified to the Australian Stock Exchange (ASX) and all company Directors. Each Director has entered into an agreement with the company to provide information to allow the company to notify ASX of any share transaction within five business days.

Details of remuneration paid to Directors is set out on page 34 of the Directors' Report.

Executive Management

Energy Management Team

The Managing Director has appointed the Energy Management Team to assist him in the overall management of the company and to ensure that the company operates in accordance with the corporate policies and strategic direction approved by the Board.

The Energy Management Team is comprised of the Managing Director and the senior executives of the company that report directly to him from all the major business units and corporate functions within the company.

The Energy Management Team meets on a weekly basis to share information and has scheduled monthly meetings to assist the Managing Director in reviewing operational performance including the management of health, safety and environmental matters. The Energy Management Team provides advice and develops proposals for strategic development, business planning, budgets and corporate policies for implementation or consideration by the Board when appropriate.

The Board and the Energy Management Team meet each year to analyse and agree the strategic plan.

CORPORATE GOVERNANCE

Contracts and Risk Management Committee

Origin operates in a deregulating environment and is subject to business risks as its major energy markets are opened to competition.

The Contracts and Risk Management Committee includes the Managing Director, the Executive Director Commercial, the Executive General Manager Wholesale and Trading as well as senior executives from the operating businesses. This Committee meets regularly to assess business risks facing the company in the energy markets and to review and monitor the company's Commodity Risk Management Policy.

The committee considers and reviews any major capital investments or contract decisions involving significant business risk. It provides ongoing assistance to the Managing Director and provides advice to the Board on the identification and management of risk.

Compliance and Internal Controls

The Board requires the company and executives to conduct all business activities in a manner that complies both with the letter and spirit of the law, and delegated limits of authority. Controls exist at the Board, executive and business unit levels designed to safeguard the company's interests which include compliance with authority limits, occupational health and safety, employment practices, environmental matters and trade practices.

The internal audit function has a mandate for reviewing and recommending improvement to controls, processes and procedures used by the company across its corporate and business activities.

Apart from regular management review, detailed questionnaires on all aspects of operational and financial risks are completed on a half yearly basis and reviewed by senior management, the Audit Committee and the Board if appropriate.

Specific financial risks are covered by insurance and Board approved policies for hedging of interest, foreign exchange and commodities. A separate policy has been established to manage commodity trading risk which is developed and monitored by the Contracts and Risk Management Committee.

Continuous Disclosure and Keeping Shareholders Informed

Origin keeps the market informed by quarterly releases detailing its exploration, development and production activities, as well as providing an Annual Report and Half Yearly Report to shareholders.

The company regularly provides updates on its exploration and development activities to the market and discloses material matters to the ASX and the media immediately as required by the ASX Listing Rules. All such releases are posted on the company's internet site immediately after release to the ASX.

Copies of investment presentations are released to ASX and promptly posted to the company's internet site as are other announcements not material enough for an ASX announcement. This material can be accessed at www.originenergy.com.au

Shareholders are able to subscribe to an email notification service to receive immediate notice of any announcements released by the company.

The company has complied with its obligations to provide continuous disclosure of information to the market. The company's management practices and reporting systems provide the means for ensuring that all information that may have a material effect on the price or value of the company's shares is properly disclosed. The Company Secretary is primarily responsible for communications with the ASX on matters concerning continuous disclosure and generally in relation to the company's listing rules obligations.

Ethical Standards

Compliance with legislative requirements and acting with a high level of integrity is expected of all Directors and employees. The company has developed a set of values that are shown in detail at the front of the report. Commitment to these values is required of all employees and is part of the company's performance management system.

DIRECTORS' REPORT

In accordance with the Corporations Act 2001, the Directors of Origin Energy Limited report on the company for the year ended 30 June 2002.

Directors

The Directors of the company at any time during or since the end of the financial year are:

H Kevin McCann (Chairman)
Grant A King (Managing Director)
Bruce G Beeren (Executive Director, Commercial)
Trevor Bourne
Colin B Carter
Dr J Roland Williams

Directors' Qualifications, Experience and Special Responsibilities

Information relating to current Directors' qualifications, experience and special responsibilities is set out on page 26.

Directors' Meetings

The number of Directors' meetings, including Board committee meetings and attendance at those meetings by each Director during the financial year for the period they held office are shown in the table below:

DIRECTORS	BOARD MEETINGS		AUDIT COMMITTEE MEETINGS		REMUNERATION COMMITTEE MEETINGS	
	Held	Attended	Held	Attended	Held	Attended
H K McCann	12	12	3	3		
G A King	12	12				
B G Beeren	12	12				
T Bourne	12	12			1	1
C B Carter	12	10			1	1
Dr J R Williams	12	12	3	3		

Directors' Shareholdings

Details of each current Director's interests in the shares and other securities of Origin are:

DIRECTOR	SHARES AND PRESCRIBED INTERESTS			OPTIONS
	Holding Sept 2001	Acquired during the year while holding office	Holdings as at Sept 2002	
H K McCann	173,860	26,070	199,930	–
G A King	40,029	10,000	50,029	1,636,750
B G Beeren	64,000	4,000	68,000	650,000
T Bourne	15,000	1,306	16,306	–
C B Carter	10,000	1,000	11,000	–
Dr J R Williams	15,502	1,314	16,816	–

Shares included above not held directly in the name of the Directors are:

H K McCann: H J McCann Investments Pty Ltd 118,572, D M McCann 30,198, Cottesloe Pty Ltd 49,625
G A King: Austrust G A King Private Superannuation Fund 23,500
B G Beeren: Enersist Pty Ltd 31,000, Starlay Pty Ltd 26,000
C B Carter: Colangie Nominees Pty Ltd 11,000

Principal Activities

The company operates energy businesses including the exploration and production of oil and gas, electricity generation, wholesale and retail sale of electricity, wholesale and retail sale of gas and service of gas distribution facilities.

Review of Operations

The Directors' review of the operations during the year and the results of those operations are as stated in the Managing Director's Review on pages 5-9 and the Operations Review on pages 12-25 for the company for the period from 1 July 2001 to 30 June 2002.

Dividends

Dividends paid during the year by Origin were as follows:

	$'000
Final dividend of 4.0 cents per ordinary share fully franked at 30% (Class C) for the year ended 30 June 2001 paid 9 October 2001	24,704
Interim dividend of 2.0 cents per ordinary share fully franked at 30% (Class C) for the half year ended 31 December 2001, paid 22 March 2002	12,950

In respect of the current financial year the Directors have declared a final dividend as follows:

	$'000
Final dividend of 3.0 cents per ordinary share fully franked at 30% (Class C) for the year ended 30 June 2002 to be paid 21 October 2002	19,435

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company other than those described in the Managing Director's Review and the Operations Review.

Environmental Regulation and Performance

Details of the company's business performance in relation to environmental regulation are set out on page 24-25.

Events Subsequent to Balance Date

No matters or circumstances have arisen since the end of the financial year, which have significantly affected, or may significantly affect:
i) operations in future financial years; or
ii) the results of those operations in future financial years; or
iii) the state of affairs in future financial years;

other than as follows:

- CitiPower Electricity Retail Business Acquisition
  On 19 July 2002, the company announced the acquisition of the electricity retail business of CitiPower for a total of $137 million and completion took place on 30 August 2002. The transaction was concurrent with the purchase by Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE) of the CitiPower electricity distribution and retail businesses from American Electric Power for a total sum of $1,555 million. Following these transactions CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.
- Purchase of coal seam gas (CSG) interests from Clovelly and Davis. On 1 July 2002, Oil Company of Australia Ltd (OCA), a controlled entity, entered into an agreement to acquire further interests in Fairview and Durham CSG fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for USD 24.5 million. The acquisition provides further initial interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002.

Future Developments and Expected Results of Operations

Likely developments of the company's operations in future financial years and the expected results of those operations are referred to under the Managing Director's Review and the Operations Review.

Further information about likely developments in the operations of the company and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the company.

Directors' and Senior Executives' Emoluments

	FIXED REMUNERATION $	VARIABLE REMUNERATION $	NON-CASH BENEFITS $	SUPER & RETIREMENT CONTRIBUTIONS $	TOTAL $	OPTIONS ISSUED	VALUE OF OPTIONS ISSUED (1) $
Director							
Non-executive							
Mr H K McCann	157,500	–	–	50,808	208,308	–	
Mr T Bourne	70,000	–	–	22,528	92,528	–	
Mr C B Carter	65,000	–	–	20,958	85,958	–	
Dr J R Williams	75,000	–	–	24,550	99,550	–	
Executive							
Mr G A King	779,132	368,000	25,870	25,000	1,198,002	750,000	516,000
Mr B G Beeren	420,675	144,000	10,512	–	575,187	250,000	172,000
Executive Officers (excluding Directors)							
Current							
Ms K A Moses	384,814	165,000	21,985	34,239	606,038	240,000	165,120
Mr J M Piper	291,329	110,000	28,113	53,940	483,382	180,000	123,840
Mr A M Stock	318,166	108,000	–	54,500	480,666	190,000	130,720
Mr A R Wood	313,347	90,000	38,993	34,167	476,507	100,000	68,800
Mr P J Vines	332,083	103,000	25,000	–	460,083	210,000	163,290

1 Options are valued using Black-Scholes methodology and were issued under the terms of the Senior Executive Option Plan described under Options below.

Directors' and Senior Executives' Emoluments

The Board Remuneration Committee is responsible for decisions on remuneration policies and packages applicable to the Board and senior executives of the company.

The company's remuneration policy is described in the Corporate Governance section on page 29.

Details of the nature and amount of each element of emoluments of each Director and the five named officers receiving the highest emolument during the year are set out in the table above.

Indemnities and Insurance for Officers and Directors

Origin has agreed to indemnify the current Directors and certain former Directors against all liabilities to other persons (other than the company or a related body corporate) that may arise from their positions as Directors of Origin and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreements stipulate Origin will meet the full amount of any such liabilities, including costs and expenses.

Since the end of the previous financial year, Origin has paid insurance premiums in respect of Directors' and Officers' liability and legal expense insurance contracts for current and former Directors and officers including executive officers of Origin and Directors, executive officers and secretaries of its controlled entities. A condition of the insurance contracts is that the nature of the liability indemnified and the related premium not be disclosed.

Options

During the year or since the end of the financial year the company granted options to an Executive Director and a number of officers of the company under the Senior Executive Option Plan. The table above shows those options that were issued to Directors and to the five most highly remunerated officers of the company as part of their remuneration.

Options granted under the Senior Executive Option Plan entitle the holder to subscribe for one fully paid ordinary share at an exercise price determined by the prevailing market price at the time of issuance. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant exercise hurdle rates are met within this period.

The ability to exercise options is conditional upon the company achieving certain performance hurdles described in the table on page 35.

Full details of persons who hold options are entered in the register of option holders at ASX Perpetual Registrars Limited, Securities Registration Service, 580 George Street, Sydney South, New South Wales. The register may be inspected free of charge by shareholders.

As at the date of this report, unissued shares of the company under option are set out in the Options table on page 35.

During the year or since the end of the financial year the company issued ordinary shares as a result of the exercise of options which are set out in the table on page 35. These options were exercised by Origin and Boral employees, and former employees who had received options, prior to the Boral demerger.

There were no amounts unpaid on the shares issued.

Rounding Off

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

Signed in accordance with a resolution of Directors:



H KEVIN McCANN
Chairman
9 September 2002

OPTIONS

	SENIOR EXECUTIVE OPTION PLAN	OTHER (1)	FIRST EXERCISE DATE	EXPIRY DATE	EXERCISE PRICE PER SHARE $	HURDLE PRICE PER SHARE $
Pre Demerger						
	195,000	965,000	11 Dec 2000	11 Dec 2002	2.92	3.51 (2)
		70,000	11 Dec 2000	11 Dec 2002	5.02	6.02 (2)
		30,000	2 Mar 2001	2 Mar 2003	2.92	3.51 (2)
	195,000	355,000	4 Dec 2001	4 Dec 2003	1.66	2.00 (2)
		50,000	4 Dec 2001	4 Dec 2003	1.50	1.80 (2)
		60,000	19 Jan 2002	19 Jan 2004	1.66	2.00 (2)
		1,250,000	1 Feb 2002	1 Feb 2004	2.24	(3)
	259,850	1,406,050	6 Dec 2002	6 Dec 2004	1.76	(3)
		139,400	6 Dec 2002	6 Dec 2004	1.78	(3)
Post Demerger						
	1,830,000		1 Mar 2003	1 Mar 2005	1.27	(3)
	400,000		1 Mar 2003	1 Mar 2005	1.27	(3)
	495,000		31 Aug 2004	31 Aug 2006	2.74	(4)
	3,495,000		16 Dec 2004	16 Dec 2006	3.20	(4)
	30,000		14 Jan 2005	14 Jan 2007	3.20	(4)

SHARES ISSUED BY EXERCISE OF OPTIONS

NO. OF SHARES	AMOUNT PAID ON EACH SHARE	MARKET VALUE ON DATE OF EXERCISE
125,000	$2.57	$2.99
41,500	$2.57	$3.00
15,000	$1.66	$3.14
18,650	$1.76	$3.14
171,500	$2.57	$3.16
15,000	$1.66	$3.21
20,000	$1.50	$2.75
15,000	$1.66	$3.09
40,000	$1.66	$3.07
15,000	$1.66	$3.04
20,000	$1.66	$3.06
20,000	$1.66	$3.08
15,000	$1.66	$3.17
140,000	$1.66	$3.13
15,000	$1.66	$3.10
15,000	$1.66	$3.09
40,000	$1.66	$3.07
20,000	$1.66	$3.13
15,000	$1.66	$3.23
15,000	$1.66	$3.37
15,000	$1.66	$3.27
15,000	$1.66	$3.41
15,000	$1.66	$3.72
20,000	$1.66	$3.69

Footnotes to Options table

(1) Options issued prior to the Boral Limited demerger held by non-employees pursuant to the terms of the demerger.

(2) The exercise hurdle requires that the company share price achieve the hurdle price for at least 20 consecutive trading days during the period the options are exercisable. These options were issued prior to the Boral Limited demerger in February 2000.

(3) The performance hurdle for these options is based on improvement in the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against a reference group of companies. The percentage of options that may be exercised is 25% if the TSR reaches the 25th percentile of the reference group of companies, 50% if it reaches the 50th percentile and 100% if it reaches the 75th percentile.

(4) The percentage of options that may be exercised is calculated on a sliding scale dependent on the company's performance against the reference group of companies. If during the exercise period the TSR of Origin reaches the 50th percentile of the reference group, 50% of the options become exercisable. If the Origin TSR reaches the 75th percentile of the reference group, 100% of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via the company's website.

DISCUSSION AND ANALYSIS – STATEMENT OF FINANCIAL PERFORMANCE

Origin recorded a net profit after tax of $128.7 million for the year ended 30 June 2002, an increase of 31% on the prior year. The improved performance for the year was driven predominantly by the strong performance in Retail.

Basic earnings per share increased by 3.1 cents, or 18%, to 20.2 cents per share in comparison to the prior year. The weighted average number of ordinary shares used in the calculation of basic earnings per share for the year increased by 65.3 million shares, or 11%, to 637.3 million, as a result of the issue of shares in accordance with the Share Placement, Share Purchase Plan, Senior Executive Option Plan, Dividend Reinvestment Plan and Employee Share Plan. The diluted earnings per share increased by 3.0 cents to 20.1 cents per share. A fully franked final dividend of 3 cents per share has been declared.

Total revenue for the year was up 44% to $2.4 billion. Sales revenue increased by $734 million, which largely represents additional revenue in Retail attributable to the electricity retail business acquired from Powercor Australia Limited on 1 June 2001.

The strong performance by Retail contributed to a 33% increase in earnings before interest, tax, depreciation and amortisation (EBITDA) to $404.6 million compared with $305.2 million in the prior year. Earnings before interest and tax (EBIT) of $230.7 million was also 33% above the prior year.

Borrowing costs for the year were $44.5 million, an increase of $10.5 million on the prior year. The increase in borrowing costs was primarily as a result of higher average debt during the current year that arose from investing activities, and in particular the electricity retail business acquisition from Powercor Australia Limited on 1 June 2001 for $315 million.

Tax expense for the year totalled $54.3 million, an increase of $16.3 million in comparison to the prior year. *Prima facie* tax expense (calculated at the 30% tax rate) on net profit increased by $8.3 million to $56.4 million (2001: $48.1 million at 34% tax rate). Also included in tax expense is a benefit of $11.3 million (2001: $11.3 million) from tax deductions arising from the Stratus business, and non-deductible depreciation and amortisation of licences, goodwill and certain exploration assets of $16.5 million (2001: $8.4 million).

STATEMENT OF FINANCIAL PERFORMANCE

for year ended 30 June

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000
Revenue from ordinary activities	3	2,428,808	1,679,312
Expenses from ordinary activities excluding borrowing costs	3	(2,204,790)	(1,511,801)
Borrowing costs		(44,476)	(33,976)
Share of net profits of associates and joint venture entities accounted for using the equity method		8,338	8,055
Profit from ordinary activities before related income tax expense		187,880	141,590
Income tax expense relating to ordinary activities		54,280	37,961
Net profit		133,600	103,629
Net profit attributable to outside equity interests		4,940	5,593
Net profit attributable to members of Origin Energy Limited	6	**128,660**	**98,036**
Non-owner transaction changes in equity:			
Net increase in asset revaluation reserve:			
– Adjustments arising from the Demerger		–	630
Net exchange differences on translation of financial statements of self-sustaining foreign operations:			
– Net gain/(loss) on translation of assets and liabilities of overseas controlled entities		(1,444)	1,089
Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognised directly in equity		(1,444)	1,719
Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	6	**127,216**	**99,755**
Basic earnings per share		20.2¢	17.1¢
The weighted average number of ordinary shares used in the calculation of basic earnings per share was 637,291,869 (2001: 571,989,823).			
Diluted earnings per share		20.1¢	17.1¢
The weighted average number of ordinary shares used in the calculation of diluted earnings per share was 640,288,037 (2001: 573,425,499).			

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on page 36 and accompanying notes to the financial statements set out on pages 42 to 46.

DISCUSSION AND ANALYSIS – STATEMENT OF FINANCIAL POSITION

Contributed equity (share capital) increased by $206.6 million during the year, primarily as a result of the issue of 44.2 million shares for $123.3 million in accordance with the Share Placement, and 26.5 million shares for $73.6 million in accordance with the Share Purchase Plan.

The company declared a fully franked final dividend of 3 cents per share (franked at 30%) for the year ended 30 June 2002 of $19.4 million. A fully franked interim dividend of 2 cents per share (franked at 30%), totalling $13.0 million, was paid on 22 March 2002.

Total assets of the consolidated entity increased by $129 million over the year to $2,958 million and total liabilities decreased by $169 million to $1,332 million at 30 June 2002.

Total assets of the consolidated entity increased by $129 million, principally as a result of:

- increases in property, plant and equipment primarily due to completion of capital expenditure on the Quarantine Power Station in South Australia of $41 million, additional expenditure in relation to the Retail systems development of $51 million, acquisition of a 50% interest in the Worsley Cogeneration Plant in Western Australia for $70 million, and a net increase in mine properties of $12 million, after adjusting for a transfer of expenditure from development expenditure (non-producing) to mine properties (producing);
- further exploration, evaluation and development expenditure of approximately $67 million during the year, primarily relating to coal seam gas interests, Yolla and Geographe/Thylacine expenditure;
- a reduction in other financial assets of $12 million resulting from the further acquisition of Envestra Limited shares for $15 million offset by commodity hedging contract amortisation of $26 million;
- a reduction in the value of the electricity retail business licences reported in intangible assets primarily due to a reversal of acquisition related provisions and other restatements of acquired assets and liabilities of $50 million, and annual goodwill and licences amortisation of $20 million;
- a reduction of other current assets of $12 million, primarily being the restatement of prepayments acquired as part of the acquisition of the electricity retail business ($16 million); and
- a $10 million increase in deferred tax assets arising from the recognition of additional future income tax benefits acquired of $24 million offset by utilisation of future tax benefits of $14 million.

Total liabilities of the consolidated entity, excluding borrowings, decreased by $76 million, principally as a result of:

- an increase in current payables of $33 million, including a transfer of $10 million from non-current payables;
- payments of $18 million to acquire tax benefits arising from the Stratus business;
- a reduction in the provision for final dividend of $4 million from $23 million at 30 June 2001 to $19 million at 30 June 2002;
- an increase in employee provisions of $4 million;
- a reduction in other current and non-current provisions of $79 million, mainly due to reversal of provisions created on acquisition of the electricity retail business ($50 million) and payment of acquisition related transaction and integration costs of $19 million; and
- a reduction in current tax liabilities of $10 million offset by an increase in deferred tax liabilities of $14 million.

Net borrowings, including cash and overdrafts, decreased by $94 million during the year. The high level of debt at 30 June 2001 primarily arose from the acquisition of the electricity retail business on 1 June 2001 for $315 million. Borrowings have since been paid down via equity raisings and cash generation from operations during the year.

Net assets of the consolidated entity increased by $298 million, from $1.3 billion to $1.6 billion. Net tangible assets per share increased from $1.03 per share at 30 June 2001 to $1.48 per share at 30 June 2002.

STATEMENT OF FINANCIAL POSITION

as at 30 June

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000
CURRENT ASSETS			
Cash assets		17,255	15,910
Receivables		485,538	480,242
Inventories		46,392	39,680
Other		37,064	49,016
TOTAL CURRENT ASSETS		586,249	584,848
NON-CURRENT ASSETS			
Receivables		21,499	36,137
Investments accounted for using the equity method		53,347	49,985
Other financial assets		196,135	208,245
Property, plant and equipment		1,155,372	1,009,452
Exploration, evaluation and development expenditure		130,655	63,881
Intangible assets		634,436	705,002
Deferred tax assets		171,654	161,872
Other		8,587	9,404
TOTAL NON-CURRENT ASSETS		2,371,685	2,243,978
TOTAL ASSETS		2,957,934	2,828,826
CURRENT LIABILITIES			
Payables		371,534	338,321
Interest-bearing liabilities		85,238	223,049
Current tax liabilities		3,290	13,513
Provisions		67,451	93,594
TOTAL CURRENT LIABILITIES		527,513	668,477
NON-CURRENT LIABILITIES			
Payables		6,100	40,221
Interest-bearing liabilities		565,139	520,034
Deferred tax liabilities		197,055	183,010
Provisions		36,088	88,712
TOTAL NON-CURRENT LIABILITIES		804,382	831,977
TOTAL LIABILITIES		1,331,895	1,500,454
NET ASSETS		**1,626,039**	**1,328,372**
EQUITY			
Contributed equity	5	385,039	178,457
Reserves		112,347	115,269
Retained profits	6	1,095,158	999,223
Total parent entity interest		1,592,544	1,292,949
Outside equity interests		33,495	35,423
TOTAL EQUITY	6	**1,626,039**	**1,328,372**

The Statement of Financial Position should be read in conjunction with the discussion and analysis on page 38 and the accompanying notes to the financial statements set out on pages 42 to 46.

DISCUSSION AND ANALYSIS – STATEMENT OF CASH FLOWS

EBITDA increased 33% to $404.6 million compared to $305.2 million last year (refer to the commentary in the Discussion and Analysis of the Statement of Financial Performance).

A $6 million distribution was received from the Bulwer Island Energy Partnership during the year, compared to $3 million in dividends received from associated entities in the prior year.

Net interest paid increased from $31 million to $43 million, primarily due to the higher level of average debt during the year compared to the prior year.

Income tax paid during the year increased by $17 million to $22 million.

Payments made during the year in respect of the acquisition of tax benefits arising from the Stratus business totalled $18 million, a reduction of $1 million from the prior year.

Net cash provided by operating activities thus increased by $68 million, from $253 million to $321 million for the year ended 30 June 2002.

Capital expenditure on plant and equipment for the year totalled $169 million excluding acquisitions, up $54 million from the prior year. Of this, stay-in-business capital expenditure was $65 million, down from $83 million in the prior year, and growth capital expenditure was $104 million, up from $32 million in the prior year. The major components of growth capital expenditure in the current year include:
- payments in respect of expenditure on the Quarantine Power Station in South Australia of $53 million; and
- expenditure on Retail systems development of $50 million.

Exploration and development expenditure for the year totalled $135 million, an increase of $51 million from the prior year. The increase was mainly due to the acquisition of coal seam gas interests for $50 million.

Also included in Investing Activities is the additional investment in Envestra Limited of $15 million compared to the prior year's additional investment in the Bulwer Island cogeneration facility of $21 million. The prior year amount also includes the payment for the purchase of the electricity retail business from Powercor Australia Limited for $315 million.

During the year, Origin acquired the following controlled entities:
- Gasmart (Vic) Pty Ltd for $8 million;
- Fletcher Challenge South West Cogeneration Ltd (the Worsley Cogeneration Plant) for $70 million; and
- Transfield CSM Pty Ltd for $10 million.

Proceeds from the issue of shares during the year totalled $198 million, primarily arising from the Share Placement and the Share Purchase Plan. Dividends paid in the current year totalled $35 million compared to $24 million in the prior year. Included in Financing Activities in the prior year was the on-market share buy-back totalling $4 million completed on 18 May 2001.

Net repayments of borrowings were $99 million in the current year, as compared to net proceeds from borrowings of $312 million in the prior year. The net debt to equity ratio at 30 June 2002 was 39% (2001: 55%), the reduction primarily due to the additional equity raised during the year and net cash generated from operations during the year used to repay borrowings.

STATEMENT OF CASH FLOWS

for year ended 30 June

	Consolidated 2002 $'000	Consolidated 2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	2,553,539	1,987,019
Cash paid to suppliers and employees	(2,155,062)	(1,681,354)
Dividends/distributions received from associates/joint venture entities	6,000	2,585
Other dividends received	409	406
Interest and other items of similar nature received	1,785	2,394
Interest and other costs of finance paid	(44,919)	(33,523)
Income taxes paid	(22,455)	(5,290)
Subvention payments	(18,000)	(19,000)
Net cash provided by operating activities	321,297	253,237
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for purchases of property, plant and equipment	(169,464)	(115,237)
Payments for exploration and development	(135,379)	(84,146)
Proceeds from sale of property, plant and equipment	18,613	14,647
Payments for purchases of investments	(15,904)	(21,467)
Payments for purchases of controlled entities	(87,452)	–
Payment for purchase of electricity retail business	–	(315,000)
Net cash used in investing activities	(389,586)	(521,203)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issues of securities	198,465	–
Proceeds from borrowings	385,591	328,767
Repayment of borrowings	(485,000)	(16,739)
Dividends paid	(35,282)	(24,410)
On-market share buy-back	–	(3,920)
Net cash provided by financing activities	63,774	283,698
NET INCREASE/(DECREASE) IN CASH HELD	(4,515)	15,732
Cash and cash equivalents at the beginning of the year	15,910	99
Effect of exchange rate changes on cash	(844)	79
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	10,551	15,910

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on page 40 and the accompanying notes to the financial statements set out on pages 42 to 46.

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's Full Financial Statements for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Statements. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Statements. It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in an accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's *Full Financial Statements*.

Reclassification of financial information

The consolidated entity has applied the revised AASB 1005 'Segment Reporting' for the first time from 1 July 2001. This has resulted in revised definitions of segment revenues and results. Comparative information has been restated for the changes in definition of segment revenues and results.

Change in accounting policy

Earnings per Share – Change in basis of determination

Basic earnings per share is determined by dividing net profit after tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. In previous years, basic earnings per share was determined using the profit from ordinary activities after income tax attributable to members of the company, thereby excluding extraordinary items from earnings.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Diluted earnings per share in previous years adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year, rather than adjusting the weighted average number of shares to include potential shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with the revised AASB 1027 'Earnings Per Share' issued in June 2001.

The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year. The change did not significantly impact the recalculation of the prior year earnings per share information.

2. SEGMENTS

(a) Primary Reporting – Business Segments

	EXPLORATION AND PRODUCTION		RETAIL		GENERATION		NETWORKS		CORPORATE		CONSOLIDATED	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
REVENUE												
Total Sales	304,736	321,824	1,937,770	1,230,970	63,174	35,488	125,382	110,674	–	–	2,431,062	1,698,956
Intersegment Sales Elimination*	(41,884)	(43,581)	–	–	–	–	–	–	–	–	(41,884)	(43,581)
External Sales Revenue	262,852	278,243	1,937,770	1,230,970	63,174	35,488	125,382	110,674	–	–	2,389,178	1,655,375
Other Revenue	24,116	526	1,172	2,591	2	6,900	12,037	11,098	23	155	37,350	21,270
Total Segment Revenue	286,968	278,769	1,938,942	1,233,561	63,176	42,388	137,419	121,772	23	155	2,426,528	1,676,645
Unallocated Revenue											2,280	2,667
Revenue from Ordinary Activities											2,428,808	1,679,312
RESULT												
Segment Result	104,372	122,085	98,739	22,766	8,145	10,034	20,371	19,864	(9,281)	(9,552)	222,346	165,197
Share of Net Profits of Associates and Joint Venture Entities	–	–	686	888	7,652	7,167	–	–	–	–	8,338	8,055
Earnings Before Interest and Tax (EBIT)	104,372	122,085	99,425	23,654	15,797	17,201	20,371	19,864	(9,281)	(9,552)	230,684	173,252
Net Interest Expense											(42,804)	(31,662)
Profit from Ordinary Activities Before Income Tax											187,880	141,590
Income Tax Expense											(54,280)	(37,961)
Net Profit											133,600	103,629
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	186,235	201,251	173,470	66,459	30,421	24,985	22,908	21,946	(8,424)	(9,464)	404,610	305,177
DEPRECIATION AND AMORTISATION	81,863	79,166	74,045	42,805	14,624	7,784	2,537	2,082	857	88	173,926	131,925
OTHER NON-CASH EXPENSES	15,096	10,243	15,917	4,845	1,038	2,601	2,892	340	3,233	711	38,176	18,740
ACQUISITION OF NON-CURRENT ASSETS (includes capital expenditure)	184,579	128,704	85,969	346,291	116,301	46,848	15,910	477	425	6,734	403,184	529,054
ASSETS												
Segment Assets	877,003	774,090	1,382,481	1,452,829	229,921	127,056	175,728	176,502	50,545	70,582	2,715,678	2,601,059
Investments in Associates and Joint Venture Entities	–	–	4,265	3,277	49,082	46,708	–	–	–	–	53,347	49,985
Total Segment Assets	877,003	774,090	1,386,746	1,456,106	279,003	173,764	175,728	176,502	50,545	70,582	2,769,025	2,651,044
Unallocated Assets**											188,909	177,782
Total Assets											2,957,934	2,828,826
LIABILITIES												
Segment Liabilities	71,357	78,855	306,986	349,905	8,705	17,509	25,074	23,908	69,051	90,671	481,173	560,848
Unallocated Liabilities***											850,722	939,606
Total Liabilities											1,331,895	1,500,454

* Intersegment pricing is determined on an arm's length basis
** Unallocated assets consists of cash assets and deferred tax assets
*** Unallocated liabilities consists of current and non-current interest-bearing liabilities, and current and deferred tax liabilities

2. SEGMENTS (CONTINUED)

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services
Corporate	Corporate head office functions

(b) Secondary Reporting – Geographical Segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisitions of non-current assets relate to operations in Australia.

3. REVENUE AND EXPENSES

	Consolidated 2002 $'000	Consolidated 2001 $'000
Details of revenue and expenses by nature:		
Revenue from sale of goods	2,263,727	1,544,157
Revenue from rendering of services	125,451	111,218
Total sales revenue	2,389,178	1,655,375
Interest revenue	1,672	2,314
Other revenue from outside operating activities	37,958	21,623
Revenue from ordinary activities	2,428,808	1,679,312
Share of net profits of associates and joint venture entities	8,338	8,055
Total revenue	2,437,146	1,687,367
Raw materials and consumables used, and changes in finished goods and work in progress	1,535,775	968,682
Advertising	13,190	6,920
Bad and doubtful debts	8,850	3,468
Consultancy costs	8,177	8,198
Contracting costs	88,657	75,231
Depreciation and amortisation	173,926	131,925
Employee expenses	157,495	130,255
Exploration and production costs	48,999	42,007
Motor vehicle expenses	16,259	16,412
Net book value of assets sold	18,714	2,563
Occupancy expenses	20,422	17,116
Repairs and maintenance	17,140	16,766
Royalties	26,978	29,187
Administration and other expenses from ordinary activities	70,208	63,071
Expenses from ordinary activities	2,204,790	1,511,801
Borrowing costs	44,476	33,976
Total expenses	2,249,266	1,545,777

4. DIVIDENDS

	Consolidated 2002 $'000	Consolidated 2001 $'000
Final prior year dividend under provided	1,818	43
Interim dividend of 2 cents per share, fully franked at 30% (2001: Nil cents per share)	12,950	–
	14,768	43
Final dividend of 3 cents per share, fully franked at 30% payable 21 October 2002 (2001: 4 cents per share, fully franked at 30% paid 9 October 2001)	19,435	22,922
	34,203	22,965

DIVIDEND FRANKING ACCOUNT

Class C 30% (2001: 30%) franking credits available to shareholders of Origin Energy Limited for subsequent financial years is Nil (2001: Nil). These accounts are based on the balance of the dividend franking account at year end adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivable at year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The payment of franked dividends over the next 12 months is dependent on receiving franked dividends from non-wholly owned entities.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

5. CONTRIBUTED EQUITY

	Consolidated 2002 $'000	Consolidated 2001 $'000
ISSUED AND PAID-UP CAPITAL		
647,829,152 (2001: 573,048,379) ordinary shares, fully paid	385,039	178,457
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the financial year	178,457	167,156
Shares issued:		
– 44,196,526 (2001: Nil) shares in accordance with the Share Placement	123,332	–
– 26,500,287 (2001: Nil) shares in accordance with the Share Purchase Plan	73,563	–
– 761,650 (2001: Nil) shares in accordance with the Senior Executive Option Plan	1,570	–
– 2,693,165 (2001: 6,304,775) shares in accordance with the Dividend Reinvestment Plan	8,117	11,301
– 629,145 (2001: 453,933) shares in accordance with the Employee Share Plan	–	–
Shares bought back:*		
– Purchase of Nil (2001: 1,760,507) shares in accordance with the Share Buy-Back Plan	–	–
	385,039	178,457

* On 18 May 2001, the company completed the buy-back of 1,760,507 ordinary shares, representing 0.31% of ordinary shares on issue on that date. The buy-back was implemented in accordance with Article 17A of the company's Constitution which was approved by shareholders at the Extraordinary General Meeting held on 11 April 2001. The total consideration for shares bought back on the market was $3,992,000, being an average, including incidental costs, of $2.27 per share. The consideration was deducted from retained profits (refer note 6).

NOTES TO THE FINANCIAL STATEMENTS

6. RETAINED PROFITS AND TOTAL EQUITY

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000
Retained profits reconciliation			
Retained profits at the beginning of the financial year		999,223	926,561
Net profit attributable to members of Origin Energy Limited		128,660	98,036
Reduction on share buy-back	5	–	(3,992)
Dividends provided for or paid	4	(34,203)	(22,965)
Aggregate of amounts transferred from reserves		1,478	1,583
Retained profits at the end of the financial year		1,095,158	999,223
Total equity reconciliation			
Total equity at the beginning of the financial year		1,328,372	1,240,437
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance		127,216	99,755
Transactions with owners as owners:			
Contributions of equity	5	206,582	11,301
Share buy-back	5	–	(3,992)
Dividends provided for or paid	4	(34,203)	(22,965)
Total changes in outside equity interests		(1,928)	3,836
Total equity at the end of the financial year		1,626,039	1,328,372

7. CONTINGENT LIABILITIES

Unsecured:		
Bank guarantees	99,566	211,220

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these are ongoing. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. Ongoing environmental management programs ensure that appropriate controls are in place at all sites.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

8. EVENTS SUBSEQUENT TO BALANCE DATE

CitiPower Electricity Retail Business Acquisition

On 19 July 2002, the company announced the acquisition of the electricity retail business of CitiPower for a total of $137 million. Completion subsequently took place on 30 August 2002. The transaction was concurrent with the purchase by Cheung Kong Infrastructure (CKI) and Hong Kong Electric (HKE) of the CitiPower electricity distribution and retail businesses from American Electric Power for a total sum of $1,555 million. Following these transactions, CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.

OCA CSG Purchase from Clovelly and Davis

On 1 July 2002, Oil Company of Australia Ltd (OCA), a controlled entity, entered into an agreement to acquire further interests in Fairview and Durham coal seam gas (CSG) fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for USD 24.5 million. The acquisition provides further initial interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the *Durham Transfield Project*.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002.

STATUTORY STATEMENTS

Directors' Declaration

In the opinion of the Directors of Origin Energy Limited the accompanying Concise Financial Report of the consolidated entity, comprising Origin Energy Limited and its controlled entities, for the year ended 30 June 2002 set out on pages 36 to 46:

i) has been derived from or is consistent with the full financial report for the financial year; and

ii) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors:

H KEVIN McCANN, CHAIRMAN

9 SEPTEMBER 2002

Independent Audit Report

on the concise financial report to the members of Origin Energy Limited

Scope

We have audited the concise financial report of Origin Energy Limited for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flow, accompanying notes, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows in order to express an opinion on it to the members of the company. The company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Origin Energy Limited for the year ended 30 June 2002. Our audit report on the full financial report was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports' issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the concise financial report of Origin Energy Limited for the year ended 30 June 2002 complies with AASB 1039 'Concise Financial Reports' issued in Australia.

KPMG.

KPMG

9 SEPTEMBER 2002, SYDNEY

DAVID ROGERS, PARTNER

SHARE AND SHAREHOLDER INFORMATION

Information set out below was applicable as at 19 August 2002.

Ordinary Shares

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS	% OF ISSUED SHARES
1-1,000	41,375	3.61
1,001-5,000	52,378	18.96
5,001-10,000	8,981	9.72
10,001-100,000	4,615	14.07
100,001 and above	168	53.65

2,268 shareholders hold less than a marketable parcel.

Substantial Shareholders

By notice dated 24 August 2001, Maple Brown Abbott Limited advised it had an interest in 36,794,299 ordinary shares. This is the only notification current as at 19 August 2002.

TWENTY LARGEST SHAREHOLDERS	NUMBER OF SHARES	% OF ISSUED SHARES
J P Morgan Nominees Australia Limited	69,495,838	10.73
National Nominees Limited	47,534,911	7.34
Westpac Custodian Nominees Limited	34,663,552	5.35
RBC Global Services Australia Nominees Pty Limited	27,176,155	4.19
Commonwealth Custodial Services Limited	22,086,522	3.41
MLC Limited	18,023,998	2.78
AMP Life Limited	16,759,906	2.59
Cogent Nominees Pty Limited	13,772,576	2.13
Queensland Investment Corporation	13,510,408	2.09
Citicorp Nominees Pty Limited	12,003,469	1.85
ANZ Nominees Limited	7,904,355	1.22
The National Mutual Life Association of Australasia Limited	5,038,970	0.78
HSBC Custody Noms (Aust) Limited	4,870,157	0.75
Australian Foundation Investment Company Limited	3,633,688	0.56
Invia Custodian Pty Limited	3,300,687	0.51
Bond Street Custodians Limited	2,384,469	0.37
ARGO Investments Limited	2,183,665	0.34
Merrill Lynch (Australia) Nominees Pty Ltd	2,038,189	0.31
Government Superannuation Office	1,983,632	0.31
Victorian Workcover Authority	1,940,308	0.30
	310,305,455	47.91

Shareholder Enquiries

Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on your holding or dividend statements.

Dividends

Origin will pay a fully franked final dividend for the 2001/2002 year of 3 cents per share on 21 October 2002.

Origin offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend Alternatives

As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin shares.

If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual Report Mailing Lists

Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of Address

Shareholders who are Issuer Sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your securityholder reference number. Broker Sponsored holders should advise their sponsoring broker of any change.

Information on Origin Energy

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge.

Stock Exchange Listing

Origin shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin shares are traded is 'ORG'.

Voting Rights of Members

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

GLOSSARY OF TERMS

Appraisal well A well drilled for the purpose of determining the size of an oil or gas discovery.

Cased and suspended A successful well that has had a steel casing installed to enable future production.

Coal seam gas (CSG) Natural gas contained within coal seams.

Cogeneration The production of two or more forms of energy from one fuel source. In general, cogeneration plants operated by Origin produce steam and electricity from natural gas.

Demerger The separation of Boral's energy business and building and construction materials business into two separately listed companies now trading as Origin Energy Ltd and Boral Ltd respectively.

Development well A well drilled to enable production from a known oil or gas reservoir.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Exploration well A well drilled to identify a new reservoir of oil or gas.

Electricity Measures

- **Watt (w)** A measure of power present when a current of one ampere flows under the pressure of one volt.
- **Kilowatt (kW)** One kW = 1,000 watts.
- **Kilowatt Hour (KWh)** A standard unit of electrical energy that represents the consumption of one kilowatt over the period of one hour.
- **Megawatt (MW)** One MW = 1,000 kW or one million watts.
- **Gigawatt hour (GWh)** One GWh = 1,000 megawatt hours or one million kilowatt hours.
- **Terawatt hour (TWh)** One TWh is equal to one million megawatt hours.

Farm-in An agreement whereby a party acquires an interest in an oil and gas exploration or production permit by either fully or partially funding an agreed work program for the permit.

Full Retail Contestability (FRC) Where homes and businesses are able to choose their own energy supplier.

Gas Measures

- **Joule** A joule is the primary measure of energy in the metric system.
- **Gigajoule (GJ)** A gigajoule is equal to one billion joules. An average household in Victoria consumes approximately 55 GJ per annum.
- **Terajoule (TJ)** A Terajoule is equal to 1,000 gigajoules.
- **Petajoule (PJ)** A petajoule is equal to one million gigajoules.
- **Petajoules equivalent (PJe)** The measurement used by Origin Energy in its Annual Report to represent the equivalent energy in different products so the amount of energy contained in these products can be compared on an equal basis.
  The factors used by Origin to convert to PJe are:
  One million barrels crude oil = 5.83 PJe
  One million barrels condensate = 5.41 PJe
  One million tonnes LPG = 49.3 PJe
  One TWh of electricity = 3.6 PJe.

Greenfields exploration An area in which Origin holds exploration rights, but does not have a substantial producing interest.

Heating Degree Days (HDD) Cumulative days or part thereof, for which the temperature is under 18°C.

LTI Lost time injury.

LTIFR Lost time injury frequency rate. Calculated as LTIs per million hours worked.

LPG Liquefied Petroleum Gas.

NEM National Electricity Market.

NO_x Oxides of nitrogen.

OCA Oil Company of Australia Limited.

Origin Origin Energy Limited and its controlled entities.

Plugged and abandoned A well, generally unsuccessful, which has been abandoned with cement plugs and from which hydrocarbons cannot be produced in the future.

Proved Reserves (1P) Proved reserves are those quantities of petroleum where a high confidence exists (90% probability) that the estimated volumes can be commercially recovered based on production or production tests, or where formation tests demonstrate deliverability consistent with production test results from other wells in the reservoir.

Probable Reserves (2P) Probable reserves are those reserves which analysis of geologic and/or engineering data suggest are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed probable reserves.

Possible Reserves (3P) Possible reserves are those reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. There is a low degree of certainty (10% probability) the reserves are recoverable.

Reserves Reserves are those quantities of petroleum, which are anticipated to be commercially recovered from known accumulations from a given date forward. Origin uses reserves definitions consistent with the Society of Petroleum Engineers and required by the Australian Stock Exchange. Reserves reported are based on information compiled by full time employees of the company who are qualified in accordance with Australian Stock Exchange listing rule 5.11.

Seismic survey A geophysical survey used to gain an understanding of rock formations beneath the earth's surface.

The company Origin Energy Limited and its controlled entities.

Printed on recycled paper (50% reduced fibre). ORIG0014 9/02

DIRECTORY

ORIGIN ENERGY LIMITED

Registered Office
Level 39, AMP Centre
50 Bridge Street,
Sydney NSW 2000

GPO Box 5376,
Sydney NSW 2001

Telephone (02) 9220 6400
Facsimile (02) 9235 1661
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

Share Register
ASX Perpetual Registrars Limited

580 George Street,
Sydney NSW 2000
Locked Bag A14,
Sydney South NSW 1232

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9261 8489
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

Secretary
William Hundy

Auditors
KPMG

Bankers
National Australia Bank
Westpac Banking Corporation

Origin energy

Delivering the goods.

This year's annual report demonstrates the power of a focused strategy, performance and growth.

FINANCIAL STATEMENTS 2002

Origin energy

CONTENTS

These are the Financial Statements referred to in the Annual Report.

STATEMENTS OF FINANCIAL PERFORMANCE

for year ended 30 June

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Revenue from ordinary activities	3(a)	2,428,808	1,679,312	155,860	88,963
Expenses from ordinary activities excluding borrowing costs	3(b)	(2,204,790)	(1,511,801)	(26,433)	(27,741)
Borrowing costs	3(c)	(44,476)	(33,976)	(67,507)	(53,515)
Share of net profits of associates and joint venture entities accounted for using the equity method		8,338	8,055	–	–
Profit from ordinary activities before related income tax expense		187,880	141,590	61,920	7,707
Income tax expense/(benefit) relating to ordinary activities	4	54,280	37,961	3,545	(6,977)
Net profit		133,600	103,629	58,375	14,684
Net profit attributable to outside equity interests		4,940	5,593	–	–
Net profit attributable to members of Origin Energy Limited	**22**	**128,660**	**98,036**	**58,375**	**14,684**
Non-owner transaction changes in equity:					
Net increase/(decrease) in asset revaluation reserve:					
– Adjustments arising from the Demerger	21	–	630	–	(1,107)
Net exchange differences on translation of financial statements of self-sustaining foreign operations:					
– Net gain/(loss) on translation of assets and liabilities of overseas controlled entities	21	(1,444)	1,089	–	–
Total revenues, expenses and valuation adjustments attributable to the members of Origin Energy Limited recognised directly in equity		(1,444)	1,719	–	(1,107)
Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	**22**	**127,216**	**99,755**	**58,375**	**13,577**
Basic earnings per share	37	20.2¢	17.1¢		
The weighted average number of ordinary shares used in the calculation of basic earnings per share was 637,291,869 (2001: 571,989,823).					
Diluted earnings per share	37	20.1¢	17.1¢		
The weighted average number of ordinary shares used in the calculation of diluted earnings per share was 640,288,037 (2001: 573,425,499).					

The statements of financial performance should be read in conjunction with the accompanying notes set out on pages 5 to 40, which form an integral part of the financial statements.

STATEMENTS OF FINANCIAL POSITION

as at 30 June

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
CURRENT ASSETS					
Cash assets		17,255	15,910	7,933	9,876
Receivables	6	485,538	480,242	1,851,480	1,752,974
Inventories	7	46,392	39,680	–	–
Other	8	37,064	49,016	3,966	3,452
TOTAL CURRENT ASSETS		586,249	584,848	1,863,379	1,766,302
NON-CURRENT ASSETS					
Receivables	6	21,499	36,137	38,000	92,000
Investments accounted for using the equity method	9	53,347	49,985	–	–
Other financial assets	10	196,135	208,245	780,665	765,487
Property, plant and equipment	11	1,155,372	1,009,452	851	712
Exploration, evaluation and development expenditure	12	130,655	63,881	–	–
Intangible assets	13	634,436	705,002	–	–
Deferred tax assets	14	171,654	161,872	6,421	5,529
Other	8	8,587	9,404	–	–
TOTAL NON-CURRENT ASSETS		2,371,685	2,243,978	825,937	863,728
TOTAL ASSETS		2,957,934	2,828,826	2,689,316	2,630,030
CURRENT LIABILITIES					
Payables	15	371,534	338,321	539,332	583,965
Interest-bearing liabilities	16	85,238	223,049	92,775	223,000
Current tax liabilities	18	3,290	13,513	18,428	26,111
Provisions	19	67,451	93,594	29,761	41,792
TOTAL CURRENT LIABILITIES		527,513	668,477	680,296	874,868
NON-CURRENT LIABILITIES					
Payables	15	6,100	40,221	4,000	32,000
Interest-bearing liabilities	16	565,139	520,034	565,000	520,000
Deferred tax liabilities	18	197,055	183,010	797	940
Provisions	19	36,088	88,712	6,247	–
TOTAL NON-CURRENT LIABILITIES		804,382	831,977	576,044	552,940
TOTAL LIABILITIES		1,331,895	1,500,454	1,256,340	1,427,808
NET ASSETS		**1,626,039**	**1,328,372**	**1,432,976**	**1,202,222**
EQUITY					
Contributed equity	20	385,039	178,457	385,039	178,457
Reserves	21	112,347	115,269	5,723	5,723
Retained profits	22	1,095,158	999,223	1,042,214	1,018,042
Total parent entity interest		1,592,544	1,292,949	1,432,976	1,202,222
Outside equity interests	23	33,495	35,423	–	–
TOTAL EQUITY	22	**1,626,039**	**1,328,372**	**1,432,976**	**1,202,222**

The statements of financial position should be read in conjunction with the accompanying notes set out on pages 5 to 40, which form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

for year ended 30 June

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash received from customers		2,553,539	1,987,019	19,916	27,887
Cash paid to suppliers and employees		(2,155,062)	(1,681,354)	(17,026)	(14,482)
Dividends/distributions received from associates/joint venture entities		6,000	2,585	–	–
Other dividends received		409	406	39,947	2,195
Interest and other items of similar nature received		1,785	2,394	104,584	75,785
Interest and other costs of finance paid		(44,919)	(33,523)	(67,951)	(53,059)
Income taxes paid		(22,455)	(5,290)	–	(30)
Subvention payments		(18,000)	(19,000)	(18,000)	(19,000)
Net cash provided by operating activities	24(D)	321,297	253,237	61,470	19,296
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchases of property, plant and equipment		(169,464)	(115,237)	(335)	(604)
Payments for exploration and development		(135,379)	(84,146)	–	–
Proceeds from sale of property, plant and equipment		18,613	14,647	16	1
Payments for purchases of investments		(15,904)	(21,467)	(15,178)	–
Payments for purchases of controlled entities	24(E)	(87,452)	–	–	–
Payment for purchase of electricity retail business	24(E)	–	(315,000)	–	–
Net cash used in investing activities		(389,586)	(521,203)	(15,497)	(603)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		385,591	328,767	385,500	328,767
Repayment of borrowings		(485,000)	(16,739)	(485,000)	(16,739)
Dividends paid		(35,282)	(24,410)	(29,554)	(22,824)
Proceeds from issues of securities		198,465	–	198,465	–
On-market share buy-back		–	(3,920)	–	(3,920)
Net movement in loans with controlled entities		–	–	(131,602)	(284,134)
Net cash provided by/(used in) financing activities		63,774	283,698	(62,191)	1,150
NET INCREASE/(DECREASE) IN CASH HELD		(4,515)	15,732	(16,218)	19,843
Cash and cash equivalents at the beginning of the year		15,910	99	9,876	(9,967)
Effect of exchange rate changes on cash		(844)	79	–	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	24(A)	10,551	15,910	(6,342)	9,876

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 5 to 40, which form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The following is a summary of significant accounting policies which have been adopted in the presentation of these financial statements which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial statements have been prepared on a historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Outside interests in the contributed equity, reserves and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased.

Acquisition of assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity, otherwise they are expensed.

Receivables

The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Unbilled debtors are net of realisation costs.

Inventories and work in progress

Inventories and work in progress are valued at the lower of cost and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation.

Non-current asset

The carrying amounts of non-current assets, excluding exploration and development expenditure (refer below), are reviewed at each reporting date to ensure that the carrying amounts are not in excess of recoverable amounts. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows are discounted to their present value.

Intangibles

GOODWILL: Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the Statement of Financial Performance using the straight-line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding twenty years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the Statement of Financial Performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

OTHER INTANGIBLES: Other identifiable intangible assets are initially recorded at cost and amortised on a straight-line basis over the useful life of the asset, being the estimated period of time over which the future economic benefits are expected to be realised.

Commodity hedging contracts

Commodity hedging contracts acquired are recorded at their cost of acquisition at the date of acquisition, being the assessed net fair value at that time. The carrying value of the contracts is amortised over the duration of the contracts in accordance with the pattern of benefits which are expected to be realised.

Deferred expenses

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Exploration and development expenditure

Exploration, evaluation and development expenditure in relation to separate areas of interest is accumulated and carried forward in the Statement of Financial Position. The ultimate recoupment of exploration and evaluation expenditure is dependent on successful development and/or commercial exploitation of the areas of interest. Each area is reviewed at each reporting date to determine whether expenditure should continue to be carried forward in respect of that area of interest. Where an area of interest is abandoned or there is considered to be a permanent diminution in the value of that area of interest, the costs in respect to that area of interest are written off or a provision raised for tenement write down.

On commencement of production in an area of interest, accumulated exploration and development expenditure is amortised over the life of the area of interest based on the rate of depletion of the economically recoverable reserves. During the course of production in an area of interest, a provision is progressively created to cover anticipated restoration expenditure on cessation of production, the unit of production basis is used so that each year bears a proportionate share of the ultimate restoration costs. The provision for restoration is based on current costs which are undiscounted and the adequacy of the provision is reassessed at each reporting date.

Investments

Interests in listed and unlisted companies which are not controlled entities, associated entities or joint venture entities are treated as investments, are carried at cost, and only dividend income or distributions are brought into account in the consolidated results. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts. Investments in associates and joint venture entities are accounted for using equity accounting principles. An associate is an entity that the consolidated entity exercises significant influence over. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associates' or joint venture entities' net profit or loss after tax is recognised as revenue in the consolidated Statement of Financial Performance in the relevant year. Movements in other reserves are recognised directly in consolidated reserves.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leased plant and equipment

Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

Property, plant and equipment

Items of property, plant and equipment are initially recorded at cost. Depreciation and amortisation are charged at rates which provide for the write down from cost over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of calculation has been used for items of property, plant and equipment.

Joint ventures

The consolidated entity's interests in unincorporated joint ventures are brought to account by proportionate consolidation which involves including the following amounts in the appropriate categories in the Statement of Financial Position and the Statement of Financial Performance:

- the consolidated entity's interest in each of the individual assets employed in the joint ventures;
- liabilities incurred by the consolidated entity in relation to the joint ventures and the consolidated entity's share of any liabilities for which it is jointly and/or severally liable,
- the consolidated entity's share of the expenses incurred in relation to the joint ventures; and
- revenue from sale of output.

Employee entitlements

Provision is made in the financial statements for entitlements accruing to employees in relation to long service leave and annual leave. The provision for employee entitlements to annual leave has been calculated at nominal amounts. The provision for employee entitlements to long service leave represents an estimation of the present value of the future cash outflows. Related on-costs have also been included in respect of annual leave and long service leave. Employee contributory superannuation funds exist to provide benefits for employees and their dependents on retirement, disability or death.

Restoration

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified. Provisions are made for field site rehabilitation and restoration on an incremental basis during the course of field life (which includes the field closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Revenue recognition

SALES REVENUE: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided, or when the fee in respect of services provided is receivable.

INTEREST INCOME: Interest income is recognised as it accrues.

ASSET SALES: The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date substantially all the risks and benefits of ownership have passed to the purchaser.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income tax

The income statement liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items. No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets. Such liability is provided at the time of disposal of assets. Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets in relation to tax losses are only recognised when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Borrowing costs

Borrowing costs include interest, interest rate swaps, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed in relation to a qualifying asset, borrowing costs are capitalised using a weighted average capitalisation rate.

Derivatives

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create. Derivative financial instruments are not held for speculative purposes.

Where derivative financial instruments are designated as a hedge of an anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the Statement of Financial Performance.

Option premiums are recorded as prepayments when paid and amortised over the term of the option.

Foreign currencies

Transactions in foreign currencies are recorded in the financial statements at rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Where forward foreign currency contracts have been arranged the contract settlement rate has been used. Exchange differences arising from amounts receivable and payable are treated as operating revenue or expense in the period in which they arise. Exchange differences in respect of overseas controlled entities, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of any long term foreign currency borrowings which have been designated as being hedged against the net assets of overseas controlled entities have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

Change in accounting policy

EARNINGS PER SHARE – change in basis of determination:
Basic earnings per share is determined by dividing net profit after tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. In previous years, basic earnings per share was determined using the profit from ordinary activities after income tax attributable to members of the company, thereby excluding extraordinary items from earnings.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. Diluted earnings per share in previous years adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year rather than adjusting the weighted average number of shares to include potential shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with the revised AASB 1027 'Earnings Per Share' issued in June 2001.

The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year. The change did not significantly impact the recalculation of the prior year earnings per share information.

Reclassification of financial information

The consolidated entity applied the revised AASB 1005 'Segment Reporting', (issued in August 2000), for the first time from 1 July 2001. Comparative information has been restated for the changes in definition of segment revenues and results.

Revisions of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

Comparative amounts

Where necessary, the figures for the previous period have been reclassified to facilitate comparison.

Rounding of amounts to the nearest $'000

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	EXPLORATION AND PRODUCTION		RETAIL	
	2002 A$'000	2001 A$'000	2002 A$'000	2001 A$'000
2. SEGMENTS				
(A) PRIMARY REPORTING – BUSINESS SEGMENTS				
REVENUE				
Total Sales	304,736	321,824	1,937,770	1,230,970
Intersegment Sales Elimination *	(41,884)	(43,581)	–	–
External Sales Revenue	262,852	278,243	1,937,770	1,230,970
Other Revenue	24,116	526	1,172	2,591
Total Segment Revenue	286,968	278,769	1,938,942	1,233,561
Unallocated Revenue				
Revenue from Ordinary Activities				
RESULT				
Segment Result	104,372	122,085	98,739	22,766
Share of Net Profits of Associates and Joint Venture Entities	–	–	686	888
Earnings Before Interest and Tax (EBIT)	104,372	122,085	99,425	23,654
Net Interest Expense				
Profit from Ordinary Activities Before Income Tax				
Income Tax Expense				
Net Profit				
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	186,235	201,251	173,470	66,459
DEPRECIATION AND AMORTISATION	81,863	79,166	74,045	42,805
OTHER NON-CASH EXPENSES	15,096	10,243	15,917	4,845
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	184,579	128,704	85,969	346,291
ASSETS				
Segment Assets	877,003	774,090	1,382,481	1,452,829
Investments in Associates and Joint Venture Entities	–	–	4,265	3,277
Total Segment Assets	877,003	774,090	1,386,746	1,456,106
Unallocated Assets**				
Total Assets				
LIABILITIES				
Segment Liabilities	71,357	78,855	306,986	349,905
Unallocated Liabilities***				
Total Liabilities				

* Intersegment pricing is determined on an arm's length basis
** Unallocated assets consists of cash assets and deferred tax assets
*** Unallocated liabilities consists of current and non-current interest-bearing liabilities, and current and deferred tax liabilities

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services
Corporate	Corporate head office functions

(B) SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisition of non-current assets relate to operations in Australia.

GENERATION		NETWORKS		CORPORATE		CONSOLIDATED	
2002 A$'000	2001 A$'000	**2002 A$'000**	2001 A$'000	**2002 A$'000**	2001 A$'000	**2002 A$'000**	2001 A$'000
63,174	35,488	125,382	110,674	–	–	2,431,062	1,698,956
–	–	–	–	–	–	(41,884)	(43,581)
63,174	35,488	125,382	110,674	–	–	2,389,178	1,655,375
2	6,900	12,037	11,098	23	155	37,350	21,270
63,176	42,388	137,419	121,772	23	155	2,426,528	1,676,645
						2,280	2,667
						2,428,808	1,679,312
8,145	10,034	20,371	19,864	(9,281)	(9,552)	222,346	165,197
7,652	7,167	–	–	–	–	8,338	8,055
15,797	17,201	20,371	19,864	(9,281)	(9,552)	230,684	173,252
						(42,804)	(31,662)
						187,880	141,590
						(54,280)	(37,961)
						133,600	103,629
30,421	24,985	22,908	21,946	(8,424)	(9,464)	404,610	305,177
14,624	7,784	2,537	2,082	857	88	173,926	131,925
1,038	2,601	2,892	340	3,233	711	38,176	18,740
116,301	46,848	15,910	477	425	6,734	403,184	529,054
229,921	127,056	175,728	176,502	50,545	70,582	2,715,678	2,601,059
49,082	46,708	–	–	–	–	53,347	49,985
279,003	173,764	175,728	176,502	50,545	70,582	2,769,025	2,651,044
						188,909	177,782
						2,957,934	2,828,826
8,705	17,509	25,074	23,908	69,051	90,671	481,173	560,848
						850,722	939,606
						1,331,895	1,500,454

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
3. PROFIT FROM ORDINARY ACTIVITIES				
(a) Revenue from ordinary activities				
Revenue from operating activities:				
Revenue from sale of goods	2,263,727	1,544,157	–	–
Revenue from rendering of services	125,451	111,218	–	–
Total sales revenue	2,389,178	1,655,375	–	–
Revenue from outside operating activities*	39,630	23,937	155,860	88,963
Revenue from ordinary activities	2,428,808	1,679,312	155,860	88,963
Share of net profits of associates and joint venture entities	8,338	8,055	–	–
Total revenue	2,437,146	1,687,367	155,860	88,963
***Revenue from outside operating activities:**				
Interest received or receivable from:				
Wholly owned controlled entities	–	–	103,953	75,508
Other sources	1,672	2,314	108	260
	1,672	2,314	104,061	75,768
Dividends received or receivable from:				
Wholly owned controlled entities	–	–	17,992	–
Partly owned controlled entities	–	–	21,955	2,195
Other sources	409	406	–	–
	409	406	39,947	2,195
Other distributions received	11,591	10,875	11,591	10,875
Proceeds on sale of assets	18,613	9,989	16	1
Net foreign exchange gain	–	–	10	124
Government subsidies received and receivable	608	353	235	–
Insurance proceeds (Cooper Basin)	5,827	–	–	–
Other income	910	–	–	–
	39,630	23,937	155,860	88,963
(b) Expenses from ordinary activities excluding borrowing costs				
Expenses by nature:				
Raw materials and consumables used, and changes in finished goods and work in progress	1,535,775	968,682	5	–
Advertising	13,190	6,920	25	–
Bad and doubtful debts	8,850	3,468	–	–
Consultancy costs	8,177	8,198	1,669	3,777
Contracting costs	88,657	75,231	1,114	403
Depreciation and amortisation	173,926	131,925	266	89
Employee expenses	157,495	130,255	14,604	9,151
Exploration and production costs	48,999	42,007	–	–
Motor vehicle expenses	16,259	16,412	393	285
Net book value of assets sold	18,714	2,563	–	–
Occupancy expenses	20,422	17,116	2,266	1,085
Repairs and maintenance	17,140	16,766	28	22
Royalties	26,978	29,187	–	–
Administration and other expenses from ordinary activities	70,208	63,071	6,063	12,929
	2,204,790	1,511,801	26,433	27,741

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
3. PROFIT FROM ORDINARY ACTIVITIES (continued)				
(c) Borrowing costs				
Borrowing costs paid or payable to:				
Wholly owned controlled entities	–	–	22,969	18,037
Partly owned controlled entities	–	–	3,298	2,195
Other sources	44,473	33,941	41,240	33,283
	44,473	33,941	67,507	53,515
Finance charges on capitalised leases	3	35	–	–
Total borrowing costs	44,476	33,976	67,507	53,515
(d) Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items				
Cost of goods sold	1,520,661	1,064,379	–	–
Depreciation and amortisation:				
Buildings	1,046	1,320	94	1
Plant and equipment	80,601	72,318	172	88
Leased assets capitalised	81	946	–	–
Mine properties	44,521	41,159	–	–
Commodity hedging contracts	25,851	543	–	–
Goodwill	5,630	5,742	–	–
Licences	14,711	9,897	–	–
Other	1,485	–	–	–
	173,926	131,925	266	89
Net expense/(income) from movements in provision for:				
Specific commitments	2,458	11,736	3,157	7,799
Employee entitlements	13,250	10,127	329	656
Doubtful debts	3,366	1,071	–	–
Diminution in value of inventories	1,682	582	–	–
Diminution in value of investments	1,437	(3,592)	–	–
Diminution in value of land and buildings	1,485	–	–	–
Remediation, restoration and environmental rehabilitation	1,260	7,621	–	–
	24,938	27,545	3,486	8,455
Net foreign exchange loss	127	842	–	–
Bad debts written off:				
Trade debtors	5,484	2,397	–	–
Exploration and development expenditure written off	5,420	7,379	–	–
Government royalties paid and payable	20,462	22,423	–	–
Research and development costs	4,755	198	18	–
Operating lease rental charges	16,224	8,063	2,450	1,188
Net gain/(loss) on disposal of non-current assets:				
Property, plant and equipment	769	531	(6)	(134)
Investments	3	(2)	–	–
Other assets	(868)	6,897	–	–
	(96)	7,426	(6)	(134)

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
4. INCOME TAX EXPENSE/(BENEFIT) RELATING TO ORDINARY ACTIVITIES					
Prima facie tax expense on profit:					
– at Australian tax rate 30% (2001: 34%)		56,363	48,141	18,576	2,620
– adjustment for difference between Australian and overseas tax rates		910	(134)	–	–
		57,273	48,007	18,576	2,620
Add/(subtract) tax effect of major items causing permanent differences:					
Non-taxable distributions received		(2,458)	(2,464)	(14,290)	(3,073)
Non-deductible depreciation and amortisation		16,491	8,430	–	–
Capital losses not previously recognised		(2,066)	(1,732)	–	–
Capital loss transfers to controlled entities		–	–	(3,606)	–
Share of associates' net profit		(2,131)	(1,768)	–	–
Past tax losses recouped		(527)	(316)	–	–
Under/(over) provision for tax in previous years		(2,328)	(3,760)	2,193	(6,659)
Tax rate change		–	2,366	–	–
Net benefit of subvention payments		(11,301)	(11,301)	–	–
Other items		1,327	499	672	135
		(2,993)	(10,046)	(15,031)	(9,597)
Income tax expense/(benefit) relating to ordinary activities		54,280	37,961	3,545	(6,977)
5. DIVIDENDS					
Final prior year dividend under provided		1,818	43	1,818	43
Interim dividend of 2 cents per share, fully franked at 30% (2001: Nil cents per share)		12,950	–	12,950	–
		14,768	43	14,768	43
Final dividend of 3 cents per share, fully franked at 30% payable 21 October 2002 (2001: 4 cents per share, fully franked at 30% paid 9 October 2001)		19,435	22,922	19,435	22,922
	22	34,203	22,965	34,203	22,965

Dividend franking account

Class C 30% (2001: 30%) franking credits available to shareholders of Origin Energy Limited for subsequent financial years is Nil (2001:Nil).

These accounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;

(b) franking debits that will arise from the payment of dividends recognised as a liability at year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivable at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The payment of franked dividends over the next 12 months is dependent on receiving franked dividends from non-wholly owned entities.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
6. RECEIVABLES				
Current				
Trade debtors	460,961	422,675	–	6,215
Associated entities and related parties	20,220	19,130	–	–
	481,181	441,805	–	6,215
Less: Provision for doubtful debts	14,265	10,130	–	–
	466,916	431,675	–	6,215
Wholly owned controlled entities	–	–	1,848,861	1,743,877
Partly owned controlled entities	–	–	997	–
	–	–	1,849,858	1,743,877
Other debtors	19,109	48,973	1,622	2,882
Less: Provision for doubtful debts	487	406	–	–
	18,622	48,567	1,622	2,882
	485,538	480,242	1,851,480	1,752,974
Non-current				
Associated entities	14,825	16,361	–	–
Less: Provision for doubtful debts	5,146	3,356	–	–
	9,679	13,005	–	–
Other debtors	11,820	23,132	38,000	92,000
	21,499	36,137	38,000	92,000
7. INVENTORIES				
Raw materials and stores – at cost	26,008	15,252	–	–
Finished goods – at cost	21,798	24,014	–	–
Less: Provision for diminution	2,264	582	–	–
	19,534	23,432	–	–
Work in progress – at cost	850	996	–	–
	46,392	39,680	–	–
8. OTHER ASSETS				
Current				
Prepayments	35,691	47,429	3,966	3,452
Trade deposits	81	67	–	–
Deferred expenses	1,292	1,520	–	–
	37,064	49,016	3,966	3,452
Non-current				
Deferred expenses	8,587	9,404	–	–

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Associates	32	12,417	8,851	–	–
Joint venture entities	32	40,930	41,134	–	–
		53,347	49,985	–	–
10. OTHER FINANCIAL ASSETS					
Non-current					
Shares in wholly owned controlled entities – at cost		–	–	516,460	516,460
Shares in partly owned listed controlled entities – at cost*		–	–	137,191	137,191
		–	–	653,651	653,651
Listed shares – at cost#		17,545	17,545	–	–
Less: Provision for diminution in value		4,064	2,627	–	–
		13,481	14,918	–	–
Investments in listed stapled securities – at cost## **		127,014	111,836	127,014	111,836
Other corporations – at cost		6	6	–	–
Commodity hedging contracts – at cost		82,028	82,028	–	–
Less: Accumulated amortisation		26,394	543	–	–
		55,634	81,485	–	–
		196,135	208,245	780,665	765,487
*Market value of shares in partly owned listed controlled entities		–	–	430,949	205,460
#Market value of shares in listed corporations		13,518	16,593	–	–
##Market value of listed stapled securities		112,013	95,220	112,013	95,220

**Investments in listed stapled securities at cost is comprised of the investment of 19.1% (2001: 19.3%) in Envestra Limited. The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions.

11. PROPERTY, PLANT AND EQUIPMENT

Land and buildings are carried at cost. The latest independent valuation of land and buildings at 30 June 2002 was on the basis of market value for existing use in respect of specialised property or vacant possession for non-specialised property and property where specialist use has ceased. The majority of sites were valued on the aforementioned basis, however the Directors consider that the value of certain land, which is contaminated as a result of prior activities conducted, should take into account the estimated cost of remediation. This cost of remediation is reflected in the provision for remediation.

The independent valuation of land and buildings resulted in a valuation of $61,386,0000. The valuation excluded land and buildings located in the Pacific region; land and buildings acquired during the year; buildings constructed during the year; and leasehold land and buildings. The valuation related to land and buildings with a written down value of $41,033,000. As land and buildings are recorded at cost, the valuation has not been brought to account.

The valuation was carried out by the following Certified Practising Valuers:

Brian R Nicholson	F.A.P.I. (Reg Nos 181, 580, 1215, 1800)
John B Corbin	F.A.P.I. (Reg No 1673) A.R.E.I.
Ross G Auckett	A.A.P.I. (Reg No 2533) B.Bus.
John R Nicholson	F.A.P.I. (Reg No 1767)

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
11. PROPERTY, PLANT AND EQUIPMENT (continued)				
Land and buildings:				
At cost	66,656	61,200	376	376
Less: Provision for remediation	15,105	15,234	–	–
Less: Provision for depreciation and amortisation	6,107	4,665	94	–
Less: Provision for write-down	1,485	–	–	–
	43,959	41,301	282	376
Plant and equipment:				
At cost	1,342,599	1,148,985	1,144	692
Less: Provision for depreciation	524,585	462,366	575	356
	818,014	686,619	569	336
Leased plant and equipment capitalised	225	252	–	–
Less: Provision for amortisation	178	188	–	–
	47	64	–	–
	818,061	686,683	569	336
Mine properties:				
Areas of interest in the production phase – at cost	693,837	680,898	–	–
Less: Provision for amortisation	315,727	313,624	–	–
Less: Provision for write-down	84,758	85,806	–	–
	293,352	281,468	–	–
	1,155,372	1,009,452	851	712

Class of asset	Average Depreciation/Amortisation Rate 2002	2001
Buildings	1.6%	1.5%
Plant and equipment	6.5%	6.7%
Mine properties	6.5%	6.4%

2002 $'000	Land and buildings	Plant and equipment	Mine properties	Total
Reconciliations:				
Consolidated				
Carrying amount at the beginning of the financial year	41,301	686,683	281,468	1,009,452
Additions	2,697	149,467	67,954	220,118
Disposals	(130)	(3,515)	(12,597)	(16,242)
Additions through acquisition of operations	2,977	67,595	–	70,572
Depreciation/amortisation expense	(1,046)	(80,682)	(44,521)	(126,249)
Provision for remediation movement	129	–	–	129
Provision for (write-down)/reversal of provision	(1,485)	–	1,048	(437)
Foreign currency exchange differences	(484)	(1,487)	–	(1,971)
Carrying amount at the end of the financial year	43,959	818,061	293,352	1,155,372
Origin Energy Limited				
Carrying amount at the beginning of the financial year	376	336	–	712
Additions	–	427	–	427
Disposals	–	(22)	–	(22)
Depreciation/amortisation expense	(94)	(172)	–	(266)
Carrying amount at the end of the financial year	282	569	–	851

11. PROPERTY, PLANT AND EQUIPMENT (continued)

2001 $'000	Land and buildings	Plant and equipment	Mine properties	Total
Reconciliations:				
Consolidated				
Carrying amount at the beginning of the financial year	38,678	644,055	235,447	918,180
Additions	3,104	113,418	93,334	209,856
Disposals	(948)	(2,356)	(6,154)	(9,458)
Additions through acquisition of operations	–	4,177	–	4,177
Depreciation/amortisation expense	(1,320)	(73,264)	(41,159)	(115,743)
Provision for remediation movement	1,646	–	–	1,646
Foreign currency exchange differences	141	653	–	794
Carrying amount at the end of the financial year	41,301	686,683	281,468	1,009,452
Origin Energy Limited				
Carrying amount at the beginning of the financial year	–	102	–	102
Additions	376	482	–	858
Disposals	–	(159)	–	(159)
Depreciation/amortisation expense	–	(89)	–	(89)
Carrying amount at the end of the financial year	376	336	–	712

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
12. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE				
Net costs carried forward in respect of areas of interest in:				
Exploration and evaluation phase	137,800	72,446	–	–
Development phase	5,031	193	–	–
Less: Provision for write-down	12,176	8,758	–	–
	130,655	63,881	–	–
13. INTANGIBLE ASSETS				
Goodwill – at cost	109,522	109,462	–	–
Less: Accumulated amortisation	23,830	17,977	–	–
	85,692	91,485	–	–
Licences – at cost	586,207	636,274	–	–
Less: Accumulated amortisation	37,463	22,757	–	–
	548,744	613,517	–	–
	634,436	705,002	–	–

Class of asset	Amortisation Rate	
Goodwill	5.0%	5.0%
Licences	2.5%	2.5%

	Consolidated		Origin Energy Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
14. DEFERRED TAX ASSETS				
Future income tax benefit:				
Future income tax benefit comprises the estimated benefit at the applicable income tax rate 30% (2001: 30%) in respect of the following items:				
Provisions not currently deductible	65,480	48,294	4,683	5,440
Tax losses carried forward	86,938	96,449	–	–
Unrealised foreign exchange losses	41	–	–	–
Other items	19,195	17,129	1,738	89
	171,654	161,872	6,421	5,529
Future income tax benefit not taken to account*:				
Potential future income tax benefit at 30% (2001: 30%) in controlled entities that have not been brought to account in respect of tax losses where recovery is not virtually certain	7,789	10,414	–	–

*The potential future income tax benefit will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Div 170 of the Income Assessment Act 1997;

(ii) the relevant economic entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the benefit.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
15. PAYABLES				
Current				
Trade creditors and accruals	369,835	335,517	21,497	8,269
Wholly owned controlled entities	–	–	474,237	482,093
Partly owned controlled entities	–	–	43,598	93,583
Associated entities	1,699	2,804	–	20
	371,534	338,321	539,332	583,965
Non-current				
Other creditors	6,100	40,221	4,000	32,000

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
16. INTEREST-BEARING LIABILITIES					
Current					
Bank loans – unsecured	28	78,500	223,031	78,500	223,000
Bank overdrafts – unsecured		6,704	–	14,275	–
Lease liabilities – secured	17	34	18	–	–
		85,238	223,049	92,775	223,000
Non-current					
Bank loans – unsecured	28	565,000	520,000	565,000	520,000
Other loans – unsecured		49	–	–	–
Lease liabilities – secured	17	90	34	–	–
		565,139	520,034	565,000	520,000

Interest rates applicable to :

Bank loans including interest rate swap contracts: 4.95% to 10.29% per annum at a weighted average of 6.59% per annum (2001: 4.95% to 10.29% per annum at a weighted average of 6.68% per annum).

Lease liabilities: 5.45% to 8.46% per annum at a weighted average of 6.86% per annum (2001: 6.10% to 8.46% per annum at a weighted average of 7.21% per annum).

The applicable weighted average interest rate for interest bearing debt as at 30 June 2002 was 5.92% (2001: 5.85%).

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
17. LEASE LIABILITIES				
Finance leases:				
Lease commitments in respect of finance leases of plant and equipment are payable as follows:				
not later than one year	35	18	–	–
later than one year but not later than five years	90	34	–	–
	125	52	–	–
Deduct: Future finance charges and executory costs	1	–	–	–
	124	52	–	–
Operating leases:				
Lease commitments in respect of operating leases are payable as follows:				
not later than one year	11,889	10,985	–	–
later than one year but not later than five years	16,549	11,688	–	–
later than five years	4,263	571	–	–
	32,701	23,244	–	–

The consolidated entity leases property, plant and equipment under operating and finance leases with terms of one to six years.

Leases generally provide the consolidated entity with a right of renewal at which time the terms are renegotiated.

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
18. TAX LIABILITIES					
Current					
Provision for income tax		3,290	13,513	18,428	26,111
Non-current					
Deferred tax liabilities:					
Provision for deferred income tax comprises the estimated expense at the applicable income tax rate of 30% (2001: 30%) in respect of the following items:					
Difference in depreciation and amortisation of fixed assets for accounting and income tax purposes		39,488	49,391	(24)	4
Expenditure currently deductible but deferred and amortised for accounting purposes		102,357	91,646	–	–
Unrealised foreign exchange gains		2	37	–	–
Unbilled revenue		51,241	37,428	–	–
Other items		3,967	4,508	821	936
		197,055	183,010	797	940
19. PROVISIONS					
Current					
Rationalisation and restructuring		963	32,747	–	–
Specific commitments		16,974	19,481	8,672	17,552
Dividend		19,451	22,922	19,451	22,922
Employee entitlements		30,063	18,444	1,638	1,318
		67,451	93,594	29,761	41,792
Non-current					
Specific commitments		6,707	51,113	6,238	–
Employee entitlements		2,949	10,152	9	–
Restoration and environmental rehabilitation		26,432	27,447	–	–
		36,088	88,712	6,247	–
Number of employees at year end		2,721	2,200	47	42
20. CONTRIBUTED EQUITY					
Issued and paid-up capital					
647,829,152 (2001: 573,048,379) ordinary shares, fully paid		385,039	178,457	385,039	178,457
Ordinary share capital					
Balance at the beginning of the financial year		178,457	167,156	178,457	167,156
Shares issued:					
– 44,196,526 (2001: Nil) shares in accordance with the Share Placement		123,332	–	123,332	–
– 26,500,287 (2001: Nil) shares in accordance with the Share Purchase Plan		73,563	–	73,563	–
– 761,650 (2001: Nil) shares in accordance with the Senior Executive Option Plan		1,570	–	1,570	–
– 2,693,165 (2001: 6,304,775) shares in accordance with the Dividend Reinvestment Plan		8,117	11,301	8,117	11,301
– 629,145 (2001: 453,933) shares in accordance with the Employee Share Plan		–	–	–	–
Shares bought back: *					
– Purchase of Nil (2001: 1,760,507) shares in accordance with the Share Buy-Back Plan		–	–	–	–
Total movements in ordinary share capital	22	206,582	11,301	206,582	11,301
		385,039	178,457	385,039	178,457

Terms and conditions: Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

* On 18 May 2001, the company completed the buy-back of 1,760,507 ordinary shares, representing 0.31% of ordinary shares on issue on that date. The buy-back was implemented in accordance with Article 17A of the company's Constitution which was approved by shareholders at the Extraordinary General Meeting held on 11 April 2001. The total consideration for shares bought back on the market was $3,992,000, being an average, including incidental costs, of $2.27 per share. The consideration was deducted from retained profits (refer note 22).

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
21. RESERVES					
Asset revaluation		104,627	106,105	5,723	5,723
Foreign currency translation		7,720	9,164	–	–
		112,347	115,269	5,723	5,723
Asset revaluation reserve:					
Asset revaluation reserve at the beginning of the financial year		106,105	107,058	5,723	6,830
Transfer to retained earnings relating to sale of property	22	(1,478)	(1,583)	–	–
Adjustments arising from the Demerger		–	630	–	(1,107)
Asset revaluation reserve at the end of the financial year		104,627	106,105	5,723	5,723
Foreign currency translation reserve:					
Foreign currency translation reserve at the beginning of the financial year		9,164	8,075	–	–
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities		(1,444)	1,089	–	–
Foreign currency translation reserve at the end of the financial year		7,720	9,164	–	–

Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in prior years.

Foreign currency reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, and the translation of transactions that hedge the company's net investment in a foreign operation.

22. RETAINED PROFITS AND TOTAL EQUITY

	Note	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Retained profits reconciliation					
Retained profits at the beginning of the financial year		999,223	926,561	1,018,042	1,030,315
Net profit attributable to members of Origin Energy Limited		128,660	98,036	58,375	14,684
Reduction on share buy-back	20	–	(3,992)	–	(3,992)
Dividends provided for or paid	5	(34,203)	(22,965)	(34,203)	(22,965)
Aggregate of amounts transferred from reserves	21	1,478	1,583	–	–
Retained profits at the end of the financial year		1,095,158	999,223	1,042,214	1,018,042
Total equity reconciliation					
Total equity at the beginning of the financial year		1,328,372	1,240,437	1,202,222	1,204,301
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance		127,216	99,755	58,375	13,577
Transactions with owners as owners:					
Contributions of equity	20	206,582	11,301	206,582	11,301
Share buy-back	20	–	(3,992)	–	(3,992)
Dividends provided for or paid	5	(34,203)	(22,965)	(34,203)	(22,965)
Total changes in outside equity interests		(1,928)	3,836	–	–
Total equity at the end of the financial year		1,626,039	1,328,372	1,432,976	1,202,222

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
23. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Contributed equity	16,563	16,563	–	–
Asset revaluation reserve	840	840	–	–
Foreign currency translation reserve	(4,636)	(3,838)	–	–
Retained profits	20,728	21,858	–	–
	33,495	35,423	–	–

24. NOTES TO THE STATEMENTS OF CASH FLOWS

(A) Reconciliation of cash and cash equivalents

Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts.

Cash as at the end of the financial period as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Cash	17,255	15,910	7,933	9,876
Bank overdrafts	(6,704)	–	(14,275)	–
	10,551	15,910	(6,342)	9,876

(B) The following non cash financing and investing activities have not been included in the Statements of Cash Flows:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Issue of shares in respect of the Dividend Reinvestment Plan	8,117	11,301	8,117	11,301

(C) Details of credit standby arrangements and loan facilities are included in note 28.

(D) Reconciliation of net profit to net cash provided by operating activities:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Net profit	133,600	103,629	58,375	14,684
Adjustments to reconcile net profit to net cash provided by operating activities:				
Depreciation and amortisation	173,926	131,925	266	89
Deferred expenditure written off	–	1,986	–	–
Net expense from movements in provisions	24,938	27,545	3,486	8,455
Increase/(decrease) in deferred taxes	4,401	(22,931)	(1,036)	(3,292)
Loss/(gain) on sale of assets	96	(7,426)	6	134
Tax loss transfers	–	–	(5,010)	–
Changes in assets and liabilities net of effects from acquisitions/disposals:				
– Receivables	(1,638)	34,974	6,477	14,961
– Inventories	(2,730)	(2,902)	–	–
– Payables	(25,199)	(17,786)	5,029	(14,715)
– Provisions	(39,815)	(26,040)	(5,613)	(2,359)
– Other	53,718	30,263	(510)	1,339
Total adjustments	187,697	149,608	3,095	4,612
Net cash provided by operating activities	321,297	253,237	61,470	19,296

24. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(E) The consolidated entity acquired entities/businesses during the year ended 30 June 2002 (Note 30) for total consideration of $87 million (2001: $315 million). The total assets and liabilities acquired are as follows:

as at 30 June	Consolidated 2002 $'000	Consolidated 2001 $'000
Current assets		
Receivables	7,168	164,450
Inventories	5,663	–
Other	14,573	15,805
Total current assets	27,404	180,255
Non-current assets		
Other financial assets	–	82,028
Property, plant and equipment	70,572	4,187
Intangible assets	–	243,062
Deferred tax assets	229	21,382
Total non-current assets	70,801	350,659
Total assets	98,205	530,914
Current liabilities		
Payables	7,129	114,535
Provisions	1,623	30,561
Total current liabilities	8,752	145,096
Non-current liabilities		
Deferred tax liabilities	1,282	26,250
Provisions	–	44,568
Other	719	–
Total non-current liabilities	2,001	70,818
Total liabilities	10,753	215,914
Net assets	87,452	315,000

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
25. AUDITORS' REMUNERATION				
Amounts received or due and receivable for audit services by:				
Auditors of Origin Energy Limited (KPMG):				
Audits and review of the financial reports	580	512	42	39
Other regulatory audit services	103	37	7	5
	683	549	49	44
Other auditors (PWC)*	53	44	–	–
Amounts received or due and receivable for other services by:				
Auditors of Origin Energy Limited (KPMG):				
Acquisition audit and accounting advice	470	25	–	143
Taxation services	126	278	69	278
	596	303	69	421
Other auditors (PWC)**	684	1,240	20	50
	2,016	2,136	138	515

* PricewaterhouseCoopers (PWC) audit financial reports of certain controlled entities located in various Pacific Island countries.
** Includes amounts for internal audit, taxation, information technology and accounting advice.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
26. CONTINGENT LIABILITIES				
Bank guarantees – unsecured	99,566	211,220	–	–

26. CONTINGENT LIABILITIES (continued)

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. Ongoing environmental management programs ensure that appropriate controls are in place at all sites.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

Deed of cross guarantee

Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated statement of financial performance and consolidated statement of financial position, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2002 is set out in note 36.

	Consolidated		Origin Energy Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
27. COMMITMENTS				
Capital expenditure commitments:				
not later than one year	59,524	60,636	–	–
later than one year but not later than five years	21,507	25,814	–	–
	81,031	86,450	–	–

The capital expenditure commitments are in regards to the purchase of plant and equipment and exploration and development expenditure.

Superannuation commitments:

At 30 June 2002, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees, in Australia and overseas. With effect from 1 April 2002, employees whose entitlements had been managed through their membership in Boral superannuation plans had their membership transferred to equipsuper by way of Successor Fund Deeds. Major plans are all now managed through equipsuper.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those plans.

In relation to defined benefits, actuarial assessments were made to determine the quantum of assets and liabilities transferred from the Boral Superannuation Plan to equipsuper. An assessment of the assets and liabilities of the defined benefit plans within equipsuper is being undertaken as at 30 June 2002 but is still the subject of ongoing analysis of the data transferred from the Boral Superannuation Plan. The names and qualifications of the actuaries who made those assessments are:

31 March 2002	M A Stevenson, FIA, FIAA
30 June 2002	D A Scott, BA, FIAA

An initial estimate of the accrued benefits and fund assets at market value as at 30 June 2002 is as follows:

	$'000
Fund assets at net market value	91,056
Accrued benefits	90,822
Excess of fund assets over accrued liabilities	234
Vested benefits	90,822
Employer contributions during the year	2,441
Employer contributions payable/accrued as at 30 June 2002	235

Ongoing contributions are being made to the defined benefit plans on the basis of estimates of the actuary's assessment of the long-term funding rate applicable.

Accrued benefits, fund assets and vested benefits have been based on amounts estimated by the actuary, projected forward to 30 June 2002 for equipsuper.

Based on the abovementioned actuarial assessments and the market values of assets after meeting liabilities, funds are available to satisfy all benefits that would have been vested under each of the major plans in the event of:

(i) termination of the plan,

(ii) voluntary termination of the employment of each employee on the initiative of that employee, or

(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

28. DETAILS OF CREDIT FACILITIES AVAILABLE TO THE CONSOLIDATED ENTITY

Short Term Facilities – unsecured

Working Capital Facility Agreement – A$100 million (2001: A$ 100 million) fully underwritten revolving facility provided by an international bank. The facility has a fixed maturity of February 2003, and as at 30 June 2002, A$66 million was utilised.

Electronic Promissory Note Program (EPN) – unsecured

A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of $320 million can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This program was implemented in January 2002 and as at 30 June 2002, A$185million was utilised.

28. DETAILS OF CREDIT FACILITIES AVAILABLE TO THE CONSOLIDATED ENTITY (continued)

Term Facilities – unsecured

Medium Term Note Program – A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This program was implemented in January 2002 and as at 30 June 2002 there was one issue outstanding of A$180million with a maturity of April 2007.

Loan Note Subscription Agreement – A$ 520 million (2001: A$ 520 million) fully underwritten and provided by a syndicate of international banks. The facility comprises two tranches:

Tranche 'A' (A$ 200 million) with a fixed maturity of February 2005 and as at 30 June 2002, this tranche was fully drawn; and

Tranche 'B' (A$ 320 million) with a fixed maturity of October 2004. This tranche of the Loan Note Subscription Facility is utilised as a Standby Facility for the Electronic Promissory Note Program. At 30 June 2002, this tranche was un-drawn.

29. FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates and certain commodity prices.

Accordingly, the consolidated entity uses financial instruments to minimise the economic volatility these exposures create on its statements of financial performance and statements of financial position.

(a) Interest rate risk

The consolidated entity enters into interest rate swap transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Interest rate swaps provide to the consolidated entity the flexibility to raise term borrowings at variable or fixed interest rates, which subsequently can either be locked into fixed interest rates in order to remove the interest cost uncertainty attached to variable interest rate external debt or alternatively converted to variable interest rates.

The maturity profile of existing swap transactions is less than five years and in accordance with financial market convention each swap requires a quarterly or semi-annual fixed payment of interest and a corresponding receipt of interest at variable rates. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2002, fixed rates applicable to the consolidated entity's interest rate swap portfolio range between 4.95% and 10.29% (weighted average 6.27%) which compares with a 90 day BBSW floating rate at balance date of 5.1%.

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date, as well as the net fair value of various assets and liabilities (refer note 29(e)).

	Floating Interest Rate	Fixed Interest maturing in:			Non Interest Bearing	Total	Weighted Average Interest Rate	Net Fair Value
		1 year or less	Over 1 to 5 years	More than 5 years				
	$'000	$'000	$'000	$'000	$'000	$'000	%	$'000
30 June 2002								
Financial Assets								
Cash	17,255	–	–	–	–	17,255	4.5	17,255
Receivables	–	–	–	–	507,037	507,037	–	507,037
Other financial assets	–	–	–	–	196,135	196,135	–	181,171
Financial Liabilities								
Payables	–	–	–	–	377,634	377,634	–	377,634
Interest-bearing liabilities	470,344	33	180,000	–	–	650,377	5.9	650,377
Off-Balance Sheet								
Interest rate swaps*								
– underlying debt (pay fixed)	(405,000)	95,000	310,000	–	–	–	6.2	(3,301)
– underlying debt (pay floating)	100,000	–	(100,000)	–	–	–	4.6	179

29. FINANCIAL INSTRUMENTS (continued)

	Floating Interest Rate	Fixed Interest maturing in: 1 year or less	Over 1 to 5 years	More than 5 years	Non Interest Bearing	Total	Weighted Average Interest Rate	Net Fair Value
	$'000	$'000	$'000	$'000	$'000	$'000	%	$'000
30 June 2001								
Financial Assets								
Cash	15,910	–	–	–	–	15,910	4.5	15,910
Receivables	–	–	–	–	516,379	516,379	–	516,379
Other financial assets	–	–	–	–	208,245	208,245	–	193,304
Financial Liabilities								
Payables	–	–	–	–	378,542	378,542	–	378,542
Interest-bearing liabilities	743,031	18	34	–	–	743,083	6.7	743,083
Off-Balance Sheet								
Interest rate swaps*								
– underlying debt	(430,000)	120,000	310,000	–	–	–	–	7,119

* Represents notional principal amounts

(b) Foreign exchange risk

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of the sale of oil, the sale and purchase of LPG, the purchase of plant and equipment and the translation of its investment in overseas domiciled operations.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

	2002 Contract amounts A$'000	2002 Net fair value A$'000	2001 Contract amounts A$'000	2001 Net fair value A$'000
Foreign Currency Forward Contracts				
Buy AUD/Sell USD				
Not longer than one year	50,246	2,080	81,761	(9,668)
Longer than one year	76,024	2,386	101,086	(4,959)
	126,270	4,466	182,847	(14,627)

(c) Commodity price risk

Oil

The consolidated entity has exposure to fluctuations in crude oil and fuel oil commodity prices associated with the sale of oil and natural gas. In order to eliminate the adverse financial effects caused by unfavourable price movements, fixed rate swaps are utilised.

	2002 Contract Amount A$'000	2002 Net Fair Value A$'000	2001 Contract Amount A$'000	2001 Net Fair Value A$'000
Crude oil sales				
Receive fixed/pay floating swaps				
Not longer than one year	43,625	(1,863)	22,909	1,168
Longer than one year	8,671	(966)	–	–
Fuel oil sales				
Receive fixed/pay floating swaps				
Not longer than one year	12,396	(483)	9,605	(216)
	64,692	(3,312)	32,514	952

29. FINANCIAL INSTRUMENTS (continued)

Electricity

The consolidated entity enters into forward electricity pricing contracts, futures and options contracts, partly to hedge electricity sales under retail contracts in the Eastern and South Eastern Australian markets. The terms of these contracts may range from one half hour in the short term, to three years commencing immediately or at a date in the future.

In addition, electricity trading activities are conducted in accordance with a Board approved policy. Realised gains and losses from this activity are included in the result for the year. The nature of these contracts is similar to interest rate swaps undertaken in the financial markets, in that fixed and variable price components apply and it is the variable price component which creates the exposure that is Origin's electricity price risk.

	2002		2001	
	Contract Amount GWh	Net Fair Value A$'000	Contract Amount GWh	Net Fair Value A$'000
Receive fixed/pay floating				
Not longer than one year	6,328	10,398	6,938	(51,409)
Longer than one year	2,531	(744)	6,094	(40,305)
Pay fixed/receive floating				
Not longer than one year	12,717	54,025	14,807	188,602
Longer than one year	14,387	190,312	19,911	321,824
Options				
Not longer than one year		13,607		17,292
Longer than one year		21,128		33,140
	35,963	288,726	47,750	469,144

Certain electricity trading contracts were acquired in the previous financial year. The fair value of these contracts at acquisition, together with customer supply contracts, was recognised and disclosed as commodity hedging contracts (refer note 10).

(d) Credit risk

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity.

The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the only significant concentration of credit risk with any single counterparty is to Eraring Energy, which is wholly owned by the NSW Government, in relation to commodity hedging contracts.

The credit risk relating to financial assets of the consolidated entity which are recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk relating to derivative contracts is minimised by applying a Board approved policy under which the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies.

Credit exposures relating to foreign currency, commodity and interest rate derivatives is represented by the net fair value position of the contracts, as disclosed, subject to the counterparties performing as contracted.

(e) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts of bank term deposits, receivables, payables, bank loans and dividends payable approximate net fair value.

Net fair value of listed investments is defined as the quoted market price in an active and liquid market. The carrying amount of the interest in listed stapled securities is appropriate although being above net fair value. Internal analysis, including analysis of discounted future cash flows, supports the carrying value of this investment.

The valuation of derivative contracts detailed in this note reflects the estimated amounts which the consolidated entity would pay or receive on termination of the contracts (net of transaction costs) or replacement of the contracts at their current market rates as at the balance date. This is determined using independent market quotations and adopting conventional market valuation techniques.

	Date of Acquisition	Net Tangible Assets Acquired $'000	Consideration Paid/(Received) $'000	Remaining Beneficial Ownership %
30. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES				
The following controlled entities were incorporated during the current financial year:				
OCA (CSG) Pty Ltd				85.23
The following controlled entities were acquired during the current financial year:				
Gasmart (Vic) Pty Ltd	14 November 2001	7,651	7,651	100
Transfield CSM Pty Ltd	20 February 2002	10,262	10,262	100
Fletcher Challenge South West Cogeneration Ltd	1 July 2001	69,539	69,539	100
The following controlled entities were de-registered during the current financial year:				
Sagini Pty Ltd				–
The following controlled entities were incorporated during the previous financial year:				
Origin Energy Retail Holdings Pty Ltd				100
OE JV Co Pty Ltd				100
OE Retail Co Pty Ltd				100
OE Retail LPG Pty Ltd				100
OE Retail Natural Gas Pty Ltd				100
OE Retail Services Pty Ltd				100

31.CONTROLLED ENTITIES

Carrying on business in a place other than Australia:

American Samoa:
Origin Energy American Samoa Inc

Western Samoa:
Origin Energy Samoa Ltd

Cook Islands:
Origin Energy Cook Islands Ltd

Fiji:
The Fiji Gas Co Ltd

New Zealand:
Origin Energy Resources NZ Ltd
Origin Energy Industries Ltd

Papua New Guinea:
Origin Energy PNG Ltd

Solomon Islands:
Origin Energy Solomons Ltd

Tonga:
Tonga Gas Ltd

Vanuatu:
Origin Energy Vanuatu Ltd

Name changes during the financial period:

Boral Energy(PNG) Ltd	to	Origin Energy PNG Ltd
Boral Gas Cook Islands Ltd	to	Origin Energy Cook Islands Ltd
Boral Gas (Vanuatu) Ltd	to	Origin Energy Vanuatu Ltd
Boral Gas Samoa Ltd	to	Origin Energy Samoa Ltd
Boral Gas American Samoa	to	Origin Energy American Samoa Inc
Boral Gas Solomons Ltd	to	Origin Energy Solomons Ltd
OE Retail Co Pty Ltd	to	OE SEA Gas Holdings Pty Ltd
OE Retail LPG Pty Ltd	to	OE SEA Gas SPV1 Pty Ltd
OE Retail Natural Gas Pty Ltd	to	OE SEA Gas SPV2 Pty Ltd
OE Retail Services Pty Ltd	to	OE SEA Gas SPV3 Pty Ltd
Origin Energy Retail Holdings Pty Ltd	to	Origin Energy Finance Company Pty Ltd
Transfield CSM Pty Ltd	to	OCA (Durham) Pty Ltd
Fletcher Challenge South West Cogeneration Ltd	to	Origin Energy SWC Ltd

31. CONTROLLED ENTITIES (continued)

	Incorporated in	Economic Entity 2002 %	Origin Energy Limited 2002 %	Economic Entity 2001 %	Origin Energy Limited 2001 %
Origin Energy Limited	NSW				
Huddart Parker Ltd*‹	Vic	100	100	100	100
Raenniks Ltd (In Voluntary Liquidation)	Vic	100	100	100	100
FRL Pty Ltd*‹	WA	100	100	100	100
BTS Pty Ltd*‹	WA	100		100	
Origin Energy Power Ltd*‹	SA	100		100	
Origin Energy SWC Ltd ‹	WA	100		–	
BESP Pty Ltd	Vic	100		100	
Origin Energy Holdings Ltd*‹	Vic	100	95.39	100	95.39
Origin Energy Retail Ltd*‹	SA	100		100	
Origin Energy (Vic) Pty Ltd *‹	Vic	100		100	
Gasmart (Vic) Pty Ltd ‹	Vic	100		–	
Origin Energy Electricity Ltd*‹	Vic	100		100	
Origin Energy PNG Ltd	PNG	66.7		66.7	
Origin Energy Tasmania Ltd*‹	Tas	100		100	
The Fiji Gas Co Ltd	Fiji	51		51	
Tonga Gas Ltd	Tonga	51		51	
Origin Energy Contracting Ltd*‹	Qld	100		100	
Origin Energy LPG Ltd *‹	NSW	100		100	
Origin (LGC) (Aust) Pty Ltd*‹	NSW	100		100	
Origin Energy SA Pty Ltd*‹	SA	100		100	
Origin Energy Industries Ltd	NZ	100		100	
Origin Energy (WA) Pty Ltd*‹	WA	100		100	
Origin Energy Services Ltd*‹	SA	100		100	
Origin Energy Asset Management Ltd*‹	SA	100		100	
Origin Energy Pipelines Pty Ltd*‹	Vic	100		100	
Origin Energy Pipelines (Vic) Holdings Pty Ltd*‹	Vic	100		100	
Origin Energy Pipelines (Vic) Pty Ltd *‹	Vic	100		100	
Origin Energy Solomons Ltd	Solomon Islands	80		80	
Origin Energy Cook Islands Ltd	Cook Islands	100		100	
Origin Energy Vanuatu Ltd	Vanuatu	100		100	
Origin Energy Samoa Ltd	Western Samoa	100		100	
Origin Energy American Samoa Inc	American Samoa	99.9		99.9	
Origin Energy Resources Ltd*‹	SA	100	100	100	100
Origin Energy Bonaparte Pty Ltd*‹	SA	100		100	
Origin Energy Developments Pty Ltd*‹	Qld	100		100	
Origin Energy Zoca 91-08 Pty Ltd*‹	SA	100		100	
Origin Energy Petroleum Pty Ltd*‹	Qld	100		100	
Origin Energy Northwest Ltd	UK	100		100	
Sagasco Southeast Inc	Panama	100		100	
Sagini Pty Ltd	PNG	–		100	
Origin Energy Resources NZ Ltd	NZ	100		100	
Sagasco NT Pty Ltd*‹	SA	100		100	
Sagasco Amadeus Pty Ltd*‹	SA	100		100	
Origin Energy Amadeus NL*‹	Qld	100		100	
Amadeus United States Pty Ltd*‹	Qld	100		100	

	Incorporated in	Economic Entity 2002 %	Origin Energy Limited 2002 %	Economic Entity 2001 %	Origin Energy Limited 2001 %
31. CONTROLLED ENTITIES (continued)					
Oil Company of Australia Ltd	NSW	85.23	62.24	85.23	62.24
OCA (CSG) Pty Ltd	Qld	85.23		–	
Angari Pty Ltd	SA	85.23		85.23	
Oil Investments Ltd	SA	85.23		85.23	
OCA (Durham) Pty Ltd	WA	85.23		–	
OCA (Moura) Pty Ltd	Qld	85.23		85.23	
OCA (Moura) Transmissions Pty Ltd	WA	85.23		85.23	
Origin Energy Finance Company Pty Ltd ‹	Vic	100		100	
OE JV Co Pty Ltd ‹	Vic	100		100	
OE SEA Gas Holdings Pty Ltd	Vic	100		100	
OE SEA Gas SPV1 Pty Ltd	Vic	100		100	
OE SEA Gas SPV2 Pty Ltd	Vic	100		100	
OE SEA Gas SPV3 Pty Ltd	Vic	100		100	
Parbond Pty Ltd	NSW	100	100	100	100

‹Entered into a cross guarantee with Origin Energy Limited (refer note 26).
•Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.
All the shares held by Origin Energy Limited in controlled entities are ordinary shares other than those indicated by a symbol above.

Vic Gas Distribution Pty Limited ('Vic Gas') and its controlled entity Albury Gas Company Limited ('AGC') are owned 100% (2001: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd ('EnVic') (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.

32. EQUITY ACCOUNTED INVESTMENTS

DETAILS OF INVESTMENTS IN ASSOCIATES AND JOINT VENTURE ENTITIES ARE AS FOLLOWS:

Name	Principal Activity	Place of Incorp	Ownership Interest Consolidated 2002 %	2001 %	Investment Carrying Amount Consolidated 2002 $'000	2001 $'000
Associates:						
BIEP Pty Ltd	Cogeneration	Vic	33.3	33.3	–	–
BIEP Security Pty Ltd	Cogeneration	Vic	33.3	33.3	–	–
CUBE Pty Ltd*	Cogeneration	SA	50.0	50.0	8,153	5,574
Gas Industry Superannuation Pty Ltd	Superannuation Trustee	SA	50.0	50.0	–	–
Rockgas Ltd	LPG distributor	NZ	50.0	50.0	4,264	3,277
Vitalgas Pty Limited	Autogas distributor	NSW	50.0	50.0	–	–
WEBE Pty Ltd	Cogeneration	SA	50.0	50.0	–	–
					12,417	8,851
Joint venture entities:						
Bulwer Island Energy Partnership	Cogeneration	Qld	50.0	50.0	40,930	41,134
SEA Gas Partnership	Pipeline construction	SA	50.0	50.0	–	–
Total					53,347	49,985

* Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly-owned controlled entity of CUBE Pty Ltd.

	Consolidated 2002 $'000	2001 $'000
(a) Investments in associates		
Results of associates:		
Share of associates' profit before income tax	7,330	9,740
Share of associates' income tax attributable to net profit	(4,065)	(4,541)
Share of associates' net profit – equity accounted	3,265	5,199
Share of post-acquisition retained profits attributable to associates:		
Share of associates retained profits at the beginning of the financial year	6,448	3,820
Share of associates' net profit	3,265	5,199
Less: Dividends from associates	–	(2,585)
Effect of exchange rate changes	106	14
Share of associates' retained profits at the end of the financial year	9,819	6,448

	Consolidated 2002 $'000	2001 $'000
32. EQUITY ACCOUNTED INVESTMENTS (continued)		
(a) Investments in associates (continued)		
Movements in carrying amount of investments in associates:		
Carrying amount of investments in associates at the beginning of the financial year	8,851	6,166
Share of associates' net profit	3,265	5,199
Less: Dividends from associates	–	(2,585)
Effect of exchange rate changes	301	71
Carrying amount of investments in associates at the end of the financial year	12,417	8,851
Share of associates' commitments:		
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	1,695	232
Share of associates' operating lease commitments payable:		
Not later than one year	449	355
Later than one year but not later than five years	896	719
Later than five years	266	296
	1,611	1,370
Summary of performance and financial position of associates:		
The consolidated entity's share of aggregate profits, assets and liabilities of associates are as follows:		
Net profit after tax	3,265	5,199
Current assets	14,286	12,776
Non-current assets	96,286	99,985
Total assets	110,572	112,761
Current liabilities	13,637	15,489
Non-current liabilities	84,518	88,421
Total liabilities	98,155	103,910
Net assets	12,417	8,851

	Consolidated 2002 $'000	2001 $'000
32. EQUITY ACCOUNTED INVESTMENTS (continued)		
(b) Investments in joint venture entities		
Results of joint venture entities:		
Share of joint venture entities' profit before income tax	5,073	2,856
Share of joint venture entities' income tax attributable to net profit	–	–
Share of joint venture entities' net profit – equity accounted	5,073	2,856
Share of post- acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained profits at the beginning of the financial year	2,856	–
Share of joint venture entities' net profit	5,073	2,856
Share of joint venture entities' retained profits at the end of the financial year	7,929	2,856
Movements in carrying amount of investments in joint venture entities:		
Carrying amount of investments in joint venture entities at the beginning of the financial year	41,134	16,961
Further investments in joint venture entity during the year	723	21,317
Distributions received	(6,000)	–
Share of joint venture entities' net profit	5,073	2,856
Carrying amount of investments in joint venture entities at the end of the financial year	40,930	41,134
Share of joint venture entities' commitments:		
Share of joint venture entities' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	102,994	–
Later than one year but not later than five years	9,172	–
	112,166	–
Summary of performance and financial position of joint venture entities:		
The consolidated entity's share of aggregate profits, assets and liabilities of joint venture entities are as follows:		
Net profit after tax	5,073	2,856
Current assets	7,947	5,340
Non-current assets	55,138	39,284
Total assets	63,085	44,624
Current liabilities	2,625	3,490
Non-current liabilities	19,530	–
Total liabilities	22,155	3,490
Net assets	40,930	41,134

33. INTEREST IN JOINT VENTURE OPERATIONS

Included in the assets and liabilities of the company and the consolidated entity are the following items which represent the company's and the consolidated entity's interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Current assets				
Cash assets	6,614	1,655	–	–
Receivables	1,208	966	–	–
Inventories	15,239	13,049	–	–
Other	1,930	461	–	–
Total current assets	24,991	16,131	–	–
Non-current assets				
Property, plant and equipment	347,087	353,602	–	–
Exploration, evaluation and development expenditure	383,503	294,598	–	–
Other	2,757	28,371	–	–
Total non-current assets	733,347	676,571	–	–
Total assets	758,338	692,702	–	–
Current liabilities				
Payables	40,522	36,778	–	–
Provisions	–	1,211	–	–
Total current liabilities	40,522	37,989	–	–
Non-current liabilities				
Provisions	1,511	1,378	–	–
Total non-current liabilities	1,511	1,378	–	–
Total liabilities	42,033	39,367	–	–
Net investment in joint ventures	716,305	653,335	–	–
The consolidated entity holds interests in a number of unincorporated joint ventures.				
Other joint venture information:				
– Sales value of products directly received	274,135	303,369		
– Contribution to net profit before tax	108,073	133,412		
– Contingent liabilities (included in note 26)	970	784		
– Capital commitments (included in note 27)	34,735	15,683		

Major areas of interest	Interest range 2002 %	Interest range 2001 %
SA & SWQ Cooper Basin	10.5/27.0	10.5/27.0
Bowen Basin	50.0	50.0

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production.

34. RELATED PARTY DISCLOSURES

Controlled Entities and Partly Owned Controlled Entities

Interests held in controlled entities and partly owned controlled entities are set out in note 31.

During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal terms and conditions.

Associated Entities

Interests held in associated entities are set out in notes 9 and 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

Directors

The following persons held the position of Director of Origin Energy Limited during the financial year:

BG Beeren, T Bourne, CB Carter, GA King, HK McCann and Dr JR Williams

At the Annual General Meeting of Origin Energy Limited (then known as Boral Limited) held on 13 November 1989, the shareholders approved an increase in the maximum amount of fees payable to the Directors of Origin Energy Limited by Origin Energy Limited and its unlisted entities to $650,000. The non-executive Directors of Origin Energy Limited have entered into agreements with Origin Energy Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Origin Energy Limited to enter such agreements given by the shareholders in general meeting.

	Consolidated		Origin Energy Limited	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Loans to Directors				
There were no Employee Share Plan loans or any other loans made to to Directors of the company and its controlled entities during the financial year.				
Aggregate amount of outstanding loans to executive Directors (there are no outstanding loans to non-executive Directors)	–	2	–	1
Aggregate amount of Employee Share Plan loan repayments received from executive Directors during the financial year	2	3	1	2

The names of executive Directors of controlled entities who made loan repayments during the financial year were:
IJ Bulmer, WM Fowler, JA Hayward, MP Middleton, JM Piper, RW Tardif, PJ Thompson, GL White, JR Williams, RJ Willink, AR Wood.

34. RELATED PARTY DISCLOSURES (continued)

Employee Share Plan

The Origin Energy Employee Share Plan (ESP) was approved by the Origin Board of Directors. Under the Origin ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees based in Australia and overseas in each year in which the ESP is in effect. All full-time and permanent part-time employees of Origin with at least one year of service qualify for participation in the ESP. Origin Energy Limited shares issued under the ESP are issued as restricted shares which cannot be sold for three years from the date of issue. The shares are issued in the name of the qualifying employee and are not subject to forfeiture. Shares are awarded under the terms of the ESP in recognition of the contribution employees make to the overall success of Origin based on performance hurdles which are established each year. The Origin ESP has been established as a qualifying plan under the Australian Income Tax Act. In recognition of the performance of the company in the year ending 30 June 2000, following the Demerger from Boral, $1,000 worth of shares was offered to every qualifying full-time employee at the time of the Demerger. Qualifying permanent part-time employees who were with Origin at the time of the Demerger were offered an amount pro-rated to their hours of work relative to full time employment.

As a result of this offer, 506,872 shares were issued to 1,502 Australian resident employees under the Origin ESP for no consideration on 1 October 2001. The market value of the shares at the date of issue was $1,490,200. Separate share plans that mirror the ESP but adapt for local laws were established to enable qualifying employees who are not resident in Australia to participate. As a result of these plans, an additional 75,400 shares were issued to 115 employees on 17 May 2002 with a market value of $259,017 and 46,873 shares were issued to 75 employees on 28 June 2002 with a market value of $157,962.

Executive Share Plan

Origin makes annual contributions to the Executive Share Plan according to a proportion of the variable incentive component of executives remuneration. The trustee of the plan applies to purchase shares on market at prices prevailing at the time and allocates these shares to accounts of executives in accordance with directions from the Directors.

Senior Executive Option Plan

During the year, the company issued 3,525,000 options under the Senior Executive Option Plan at an exercise price of $3.20 each and 495,000 at an exercise price of $2.74. The exercise prices were equal to the market prices of the company's shares at the time of approval by the Board. The company estimates that the current year cost of all options issued during the year using the US accounting standard FAS 123, which prescribes that options be measured at fair value at the date of grant and amortised over the period to vesting date, would have been $1.2 million.

Other Transactions

Transactions entered into during the year with Directors of Origin Energy Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Origin Energy Limited
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan
- terms and conditions of employment
- reimbursement of expenses
- purchases of goods and services

Certain non-executive Directors of Origin Energy Limited are associated with legal and consulting firms which derive fees for work done for Origin Energy Limited and controlled entities. Mr CB Carter was during the previous year Senior Vice President of Boston Consulting Group, Mr HK McCann is Chairman of Partners of Allens Arthur Robinson Solicitors (formerly known as Allen, Allen & Hemsley). In the financial year and during the period of directorship of the relevant Directors, Origin Energy Limited and controlled entities paid fees of $7,076 (2001: $593,740) to Boston Consulting Group, and $24,578 (2001: $4,618) to Allens Arthur Robinson. The work is done within a normal adviser and client relationship on terms and conditions not more favourable than dealings with other clients on an arm's-length basis in similar circumstances. The amounts paid during the year for these services were not material to the company or to the Director-related entities.

Mr HK McCann is also a non-executive Director of Macquarie Bank Limited. During the year, Origin Energy Limited and its controlled entities paid an amount of $1,744,340 as an underwriting fee to Macquarie Equity Capital Markets Ltd on the raising of $125 million by a private equity placement in July 2001. The underwriting fee was negotiated on an arm's length basis following a competitive tender and was more favourable to the company than all competing bids received at the time.

Origin Energy Limited and/or controlled entities have entered into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $57,461,000 (2001: $56,257,000) from Envestra for managing the networks, received $69,302,000 (2001: $64,422,000) from Envestra as reimbursement for capital expenditure on the networks, paid $203,239,000 (2001: $191,477,000) to Envestra for transporting gas through the networks, and received $18,845,000 (2001: $16,862,000) from Envestra for system use gas and industry support expenditure. Subvention payments of $18,000,000 (2001: $19,000,000) were made during the year. During the year, Origin Energy Limited subscribed for $15,178,000 (2001: $Nil) of stapled securities in Envestra.

Messrs. GA King and BG Beeren, Directors of a number of controlled entities, are Directors of Envestra and Ms. KA Moses, Director of a number of controlled entities, is a Director of a controlled entity of Envestra Limited.

Directors and their Director-related entities held 362,681 shares (2001: 318,391 shares) and 2,286,750 options (2001: 1,318,375 options) to subscribe for fully paid ordinary shares at year end. During the year Directors acquired 43,690 shares (2001: 103,862 shares) in on-market transactions and 1,000,000 options (2001: 400,000 options) were granted under the Senior Executive Option Plan on the same terms and conditions as those granted to other employees. The estimated value of these options is $688,000 (2001: $156,800) calculated at the date of agreement to grant the options using a Black-Scholes model.

34. RELATED PARTY DISCLOSURES (continued)

Remuneration of Directors

The number of Directors of Origin Energy Limited, including any executive Director, whose total income received, or due and receivable, directly or indirectly, from Origin Energy Limited or from any related party, falls within each band of income of $10,000 as follows:

	Origin Energy Limited 2002	2001
$50,000 – $59,999	–	1
$60,000 – $69,999	–	1
$70,000 – $79,999	2	1
$80,000 – $89,999	1	–
$130,000 – $139,999	–	1
$150,000 – $159,999	1	–
$570,000 – $579,999	1	–
$600,000 – $609,999	–	1
$1,190,000 – $1,199,999	1	–
$1,280,000 – $1,289,999	–	1
	6	6

	Consolidated 2002 $'000	Consolidated 2001 $'000	Origin Energy Limited 2002 $'000	Origin Energy Limited 2001 $'000
Total income received, or due and receivable, including Directors' fees paid by Origin Energy Limited of $368,000 (2001: $313,000), received by all Directors of each entity in the consolidated entity, including executive Directors except those who are Directors of wholly owned controlled entities only, directly or indirectly, from the entities of which they are Directors or from any related party.	4,676	5,273	2,158	2,215

35. REMUNERATION OF EXECUTIVES

The number of executive officers of the consolidated entity whose total income received, or due and receivable, directly or indirectly, from the entities in the consolidated entity or any related party, in connection with the operational management and strategic direction of the entities in the consolidated entity, whether as executive officers or otherwise, which fall within each band of income over $100,000 is set out below.

	Consolidated 2002	Consolidated 2001	Origin Energy Limited 2002	Origin Energy Limited 2001
$170,000 – $179,999	–	1	–	1
$180,000 – $189,999	–	2	–	–
$190,000 – $199,999	1	–	–	–
$200,000 – $209,999	1	1	–	1
$210,000 – $219,999	1	–	–	–
$220,000 – $229,999	–	4	–	2
$230,000 – $239,999	2	–	2	–
$240,000 – $249,999	1	2	1	2
$250,000 – $259,999	–	2	–	2
$260,000 – $269,999	1	1	1	–
$270,000 – $279,999	2	1	2	1
$290,000 – $299,999	2	–	–	–
$300,000 – $309,999	1	–	1	–
$310,000 – $319,999	1	–	1	–
$330,000 – $339,999	2	–	2	–
$340,000 – $349,999	1	–	1	–
$370,000 – $379,999	1	–	1	–
$400,000 – $409,999	1	1	1	1
$430,000 – $439,999	2	3	1	2
$460,000 – $469,999	1	–	1	–
$470,000 – $479,999	1	–	1	–
$480,000 – $489,999	2	1	1	–
$490,000 – $499,999	–	1	–	1
$570,000 – $579,999	1	–	1	–
$580,000 – $589,999	–	1	–	1
$600,000 – $609,999	1	1	1	1
$700,000 – $709,999	–	1	–	1
$1,190,000-$1,199,999	1	–	1	–
$1,280,000-$1,289,999	–	1	–	1
	27	24	20	17

35. REMUNERATION OF EXECUTIVES (continued)

	Consolidated		Origin Energy Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Total income received, or due and receivable, by those executive officers from the entities in the consolidated entity or any related party, whose income was at least $100,000.	46,384	37,028	37,077	28,499

Senior Executive Option Plan

Origin Energy Limited grants options to senior executives pursuant to the Senior Executive Option Plan, to subscribe for fully paid ordinary shares in the capital of Origin Energy Limited. The following are the options exercised during the financial year and the options outstanding at year end.

Exercised during the year	Outstanding at 30 June 2002	Exercise price *	Expiry date
125,000	–	$ 2.57	16 Aug 2001
213,000	–	$ 2.57	22 Oct 2001
	1,160,000	$ 2.92	11 Dec 2002
	70,000	$ 5.02	11 Dec 2002
	30,000	$ 2.92	2 Mar 2003
285,000	645,000	$ 1.66	4 Dec 2003
20,000	50,000	$ 1.50	4 Dec 2003
100,000	60,000	$ 1.66	19 Jan 2004
	1,250,000	$ 2.24	1 Feb 2004
18,650	1,665,900	$ 1.76	6 Dec 2004
	139,400	$ 1.78	6 Dec 2004
	1,830,000	$ 1.27	1 Mar 2005
	400,000	$ 1.27	1 Mar 2005
	495,000	$ 2.74	31 Aug 2006
	3,495,000	$ 3.20	16 Dec 2006
	30,000	$ 3.20	14 Jan 2007

* The percentage of options which may be exercised is calculated on a sliding scale dependent on the company's performance against the reference group of companies. Hurdle rates for these options are based on improvement in the Total Shareholder Return (TSR) index, i.e. the index which measures total shareholder returns maintained by the Australian Stock Exchange which calculates share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of companies.

	Consolidated 2002 $'000	2001 $'000
36. DEED OF CROSS GUARANTEE		
The following consolidated statement of financial performance and statement of financial position comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 26), after eliminating all transactions between parties to the Deed.		
Statement of financial performance for year ended 30 June		
Profit from ordinary activities before income tax	133,205	92,401
Income tax expense	38,609	21,085
Net profit	94,596	71,316
Retained profits at the beginning of the financial year	901,822	855,880
Reduction on share buy-back	–	(3,992)
Dividends provided for or paid	(34,203)	(22,965)
Aggregate of amounts transferred from reserves	1,478	1,583
Retained profits at the end of the financial year	963,693	901,822
Statement of financial position as at 30 June		
Current assets		
Cash assets	8,725	8,263
Receivables	424,839	468,863
Inventories	35,949	31,466
Other	36,613	48,266
Total current assets	506,126	556,858
Non-current assets		
Receivables	16,630	30,232
Investments accounted for using the equity method	49,087	46,978
Other financial assets	196,131	208,239
Property, plant and equipment	983,339	832,272
Exploration, evaluation and development expenditure	81,648	52,686
Intangibles	633,560	703,833
Deferred tax assets	168,080	156,299
Other	8,504	9,396
Total non-current assets	2,136,979	2,039,935
Total assets	2,643,105	2,596,793
Current liabilities		
Payables	263,243	275,329
Interest- bearing liabilities	85,051	223,018
Current tax liabilities	2,779	5,454
Provisions	65,600	93,325
Total current liabilities	416,673	597,126
Non-current liabilities		
Payables	6,036	40,134
Interest-bearing liabilities	565,139	520,034
Deferred tax liabilities	166,767	157,191
Provisions	28,490	87,839
Total non-current liabilities	766,432	805,198
Total liabilities	1,183,105	1,402,324
Net assets	**1,460,000**	**1,194,469**
Equity		
Contributed equity	385,039	178,457
Reserves	111,268	114,190
Retained profits	963,693	901,822
Total equity	**1,460,000**	**1,194,469**

for year ended 30 June	Consolidated 2002 Cents	2001 Cents
37. EARNINGS PER SHARE		
Basic earnings per share	20.2¢	17.1¢
Diluted earnings per share	20.1¢	17.1¢

	2002 Number	2001 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	637,291,869	571,989,823
Effect of executive share options on issue	2,996,168	1,435,676
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	640,288,037	573,425,499

	2002 $'000	2001 $'000
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	133,600	103,629
Net profit attributable to outside equity interests	(4,940)	(5,593)
Earnings used in calculating basic earnings per share	128,660	98,036
Diluted earnings per share		
Net profit	133,600	103,629
Net profit attributable to outside equity interests	(4,940)	(5,593)
Earnings used in calculating diluted earnings per share	128,660	98,036

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Comparative information

The basic and diluted earnings per share for the year ended 30 June 2001 have been recalculated in accordance with AASB 1027: 'Earnings Per Share' to comply with the revised standard issued in June 2001. The change did not significantly impact the recalculation of the prior year earnings per share information.

Information about basic and diluted EPS

During the year, 761,650 (2001: 1,115,250) options were exercised or lapsed. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 282,511 (2001: 47,732).

The following Senior Executive Share Options have not been included in the calculation of diluted EPS as they are not dilutive:

Expiry date 11 December 2002	70,000	options
Expiry date 16 December 2006	3,495,000	options
Expiry date 14 January 2007	30,000	options

Full details of these options are set out in Note 35

There was no conversion to, calling of, or subscription for, ordinary shares between the reporting date and the time of completion of the financial report.

There were 95,000 potential ordinary shares issued between the reporting date and the time of completion of the financial report.

38. EVENTS SUBSEQUENT TO BALANCE DATE

CitiPower Electricity Retail Business Acquisition

On 19 July 2002, the company announced the acquisition of the electricity retail business of CitiPower for a total of $137 million. Completion subsequently took place on 30 August 2002. The transaction was concurrent with the purchase by Cheung Kong Infrastructure ('CKI') and Hong Kong Electric ('HKE') of the CitiPower electricity distribution and retail businesses from American Electric Power for a total sum of $1,555 million. Following these transactions CKI and HKE retained ownership of the corporate entity, CitiPower Pty Ltd, and its electricity distribution business.

OCA CSG Purchase from Clovelly & Davis

On 1 July 2002, Oil Company of Australia Ltd ('OCA'), a controlled entity, entered into an agreement to acquire further interests in Fairview and Durham Coal Seam Gas ('CSG') fields from Clovelly Oil Co. Inc., Drew Petroleum Inc. and two private investment trusts for USD 24.5 million. The acquisition provides further initial interests of 17% in the Fairview Project, 18.25% in the Durham Project and 0.91% in the Durham Transfield Project.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002.

Directors' Declaration

1. In the opinion of the Directors of Origin Energy Limited:
   a) the financial statements and notes, set out on pages 2 to 40, are in accordance with the Corporations Act 2001, including:
      i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      ii) complying with Accounting Standards and the Corporations Regulations; and
   b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the company and the subsidiaries identified in note 31 to the financial statements will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors:

H KEVIN McCANN, CHAIRMAN
9 SEPTEMBER 2002

Independent audit report

TO THE MEMBERS OF ORIGIN ENERGY LIMITED

Scope

We have audited the financial report of Origin Energy Limited for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Origin Energy Limited is in accordance with:

a) the Corporations Act 2001, including:
   i. giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the financial year ended on that date; and
   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG.

KPMG
9 SEPTEMBER 2002, SYDNEY

DAVID ROGERS, PARTNER

SHARE INFORMATION

Information set out below was applicable as at 19 August 2002.

Ordinary Shares

Size of Holding	Number of Shareholders	% of Issued Shares
1-1,000	41,375	3.61
1,001-5,000	52,378	18.96
5,001-10,000	8,981	9.72
10,001-100,000	4,615	14.07
100,001 and above	168	53.65

2,268 shareholders hold less than a marketable parcel.

Substantial Shareholders

By notice dated 24 August 2001, Maple Brown Abbott Limited advised it had an interest in 36,794,299 ordinary shares. This is the only notification current as at 19 August 2002.

Twenty Largest Shareholders	Number of Shares	% Of Issued Shares
J P Morgan Nominees Australia Limited	69,495,838	10.73
National Nominees Limited	47,534,911	7.34
Westpac Custodian Nominees Limited	34,663,552	5.35
RBC Global Services Australia Nominees Pty Limited	27,176,155	4.19
Commonwealth Custodial Services Limited	22,086,522	3.41
MLC Limited	18,023,998	2.78
AMP Life Limited	16,759,906	2.59
Cogent Nominees Pty Limited	13,510,408	2.13
Queensland Investment Corporation	13,722,576	2.09
Citicorp Nominees Pty Limited	12,003,469	1.85
ANZ Nominees Limited	7,904,355	1.22
The National Mutual Life Association of Australasia Limited	5,038,970	0.78
HSBC Custody Noms (Aust) Limited	4,870,157	0.75
Australian Foundation Investment Company Limited	3,633,688	0.56
Invia Custodian Pty Limited	3,300,687	0.51
Bond Street Custodians Limited	2,384,469	0.37
ARGO Investments Limited	2,183,665	0.34
Merrill Lynch (Australia) Nominees Pty Ltd	2,038,189	0.31
Government Superannuation Office	1,983,632	0.31
Victorian Workcover Authority	1,940,308	0.30
	310,305,455	47.91

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on your holding or dividend statements.

Dividends

Origin will pay a fully franked final dividend for the 2001/2002 year of 3 cents per share on 21 October 2002.

Origin offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend Alternatives

As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin shares.

If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual Report Mailing Lists

Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of Address

Shareholders who are Issuer Sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your securityholder reference number. Broker Sponsored holders should advise their sponsoring broker of any change.

Information on Origin Energy

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge.

Stock Exchange Listing

Origin shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin shares are traded is 'ORG'.

Voting Rights of Members

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

DIRECTORY

ORIGIN ENERGY LIMITED
ABN 30 000 051 696

REGISTERED OFFICE
Level 39, AMP Centre
50 Bridge Street,
Sydney NSW 2000

GPO Box 5376,
Sydney NSW 2001

Telephone (02) 9220 6400
Facsimile (02) 9235 1661
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

SHARE REGISTER
ASX Perpetual Registrars Limited

580 George Street,
Sydney NSW 2000
Locked Bag A14,
Sydney South NSW 1232

Toll Free: 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9261 8489
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

SECRETARY
William Hundy

AUDITORS
KPMG

BANKERS
National Australia Bank
Westpac Banking Corporation

Origin energy

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/09/2002

TIME: 09:50:24

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 September 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,954,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,195,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 September 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated October 1, 2002 by David Smart ______________________
Secretary (Signature)